SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 14D-9 amends and restates in its entirety the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, together with any exhibits and annexes attached hereto, the “Statement”) originally filed by Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal.

The Statement is hereby amended and restated in its entirety as follows:

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Statement relates is Family Dollar Stores, Inc., a Delaware corporation. Family Dollar’s principal executive offices are located at 10401 Monroe Road, Charlotte, North Carolina and its telephone number is (704) 847-6961.

Securities

The title of the class of equity securities to which this Statement relates is Family Dollar’s common stock, par value $0.10 per share (“Family Dollar common stock,” and the shares of Family Dollar common stock being referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of June 9, 2014, by and between Family Dollar and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”), as amended by Amendment No. 1 to Rights Agreement, dated as of July 27, 2014 (the “Rights Agreement amendment”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement as it may be amended from time to time. As of October 14, 2014, there were 120,825,397 Shares issued and 114,061,674 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of Family Dollar, which is the subject company and the person filing this Statement, are set forth in the section entitled “Item 1. Subject Company Information—Name and Address” above. Family Dollar’s website address is www.familydollar.com. The information on Family Dollar’s website should not be considered a part of this Statement and is not incorporated by reference into this Statement.

Offer

This Statement relates to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation (“Dollar General”), through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation (“Offeror”), to purchase all of the issued and outstanding Shares at a purchase price of $80.00 in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”) filed on September 10, 2014 with the Securities and Exchange Commission (the “SEC”). According to the Offer to Purchase, the Offer will expire at 5:00 p.m., New York City time, on October 31, 2014, unless the Offer is extended.

The purpose of the Offer, as stated by Dollar General, is for Dollar General to acquire control of, and promptly thereafter acquire, a majority of the outstanding shares of Family Dollar. Dollar General has indicated that it intends, promptly after consummation of the Offer, to cause Family Dollar to merge with Offeror (the “Dollar General merger”), after which Family Dollar would be a wholly owned subsidiary of Dollar General.

The Conditions to the Offer

The following summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A hereto. For a full description of the conditions to the Offer, please see Annex A attached hereto. According to the Offer to Purchase, the Offer is subject to numerous conditions, including the following, among others:

•	there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

•	the Dollar Tree merger agreement (as defined below) and the Voting and Support Agreements (as defined below) having been validly terminated in accordance with their respective terms;

•	Dollar General, Offeror and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General providing for a second-step merger pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and the conditions to effecting the Dollar General merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer (the “Merger Agreement Condition”);

•	Dollar General and the parties to the Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion;

•	the board of directors of Family Dollar (the “Board”) having approved the Offer under Section 203 of the DGCL or Offeror being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Dollar General merger of Family Dollar and Offeror as described in the Offer (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”);

•	the Board having redeemed the Rights associated with the Shares or Offeror being satisfied, in its reasonable discretion, that such Rights have been invalidated or are otherwise inapplicable to the Offer and the Dollar General merger as described herein; and

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (the “HSR Condition”).

Other Conditions. According to the Offer, in addition, Dollar General, at its sole discretion, is not required to consummate the Offer if at any time on or after the date of the Offer and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(1) Any injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and any law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Offer or the Dollar General merger;

(2) Any representation or warranty of Family Dollar set forth in (i) Article III (other than in Sections 3.1 (first sentence only), 3.2, 3.3(a), 3.3(c)(ii), 3.10(b), 3.22, 3.23 and 3.24) of the Dollar Tree

merger agreement shall not be true and correct both at and as of September 10, 2014 and at and as of the date of the expiration date of the Offer as though made at and as of the expiration date of the Offer, except where such failures to be so true and correct (without regard to “materiality,” Material Adverse Effect” (as defined in Annex A hereto) and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect, (ii) Section 3.2(a) of the Dollar Tree merger agreement shall not be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of September 10, 2014 and at and as of the expiration date of the Offer as though made at and as of the expiration date of the Offer, except for any de minimis inaccuracies, (iii) Sections 3.1 (first sentence only), 3.2(b)-(d), 3.3(a), 3.3(c)(ii), 3.22, 3.23 and 3.24 of the Dollar Tree merger agreement shall not be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of September 10, 2014 and at and as of the expiration date of the Offer as though made at and as of the expiration date of the Offer and (iv) Section 3.10(b) of the Dollar Tree merger agreement shall not be true and correct both at and as of September 10, 2014 and at and as of the expiration date of the Offer as though made at and as of the expiration date of the Offer; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period;

(3) Family Dollar shall not have performed in all material respects all covenants required by the Dollar Tree merger agreement to be performed or complied with by it prior to the consummation of the Offer as though (i) Dollar General and Offeror were “Parent” and “Merger Sub” under the Dollar Tree merger agreement, (ii) the expiration date of the Offer were the “Closing Date” under the Dollar Tree merger agreement and September 10, 2014 were the “date of this Agreement” under the Dollar Tree merger agreement and (iii) the Offer and the Dollar General merger were the “Merger” and the “transactions contemplated hereby” under the Dollar Tree merger agreement and (iv) and the Commitment Letter entered into by Dollar General, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Citigroup Global Markets Inc. (the “Debt Commitment Letter”), the financing that Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and Citigroup Global Markets Inc. have agreed to provide pursuant to the Debt Commitment Letter (the “Financing”) and Alternative Financing (as defined in Annex A hereto) were the “Commitment Letter,” “Financing” and the “Alternative Financing” under the Dollar Tree merger agreement;

(4) Since September 10, 2014, there shall have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Family Dollar;

(5) Family Dollar shall not have delivered to Dollar General a certificate, dated the date of the expiration date of the Offer and signed by its Chief Executive Officer or another senior officer, certifying the effect that the conditions set forth in clauses (2), (3) and (4) above have been satisfied;

(6) The Marketing Period (as defined in Annex A) shall not have been completed; and

(7) Dollar General or any of its affiliates has entered into a definitive agreement or announced an agreement in principle with Family Dollar providing for a merger or other similar business combination with Family Dollar or any of its subsidiaries or the purchase of securities or assets of Family Dollar or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

According to the Offer to Purchase, the principal executive offices of Dollar General are located at 100 Mission Ridge, Goodlettsville, Tennessee, and its telephone number is (615) 855-4000. According to the Offer to Purchase, the principal executive offices of Offeror are located at 100 Mission Ridge, Goodlettsville, Tennessee, and its telephone number is (615) 855-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement or as incorporated by reference herein, to Family Dollar’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Family Dollar or its affiliates and (i) each of Family Dollar’s executive officers, directors or affiliates or (ii) Dollar General and each of its executive officers, directors or affiliates.

The Dollar Tree Merger

On July 27, 2014, Family Dollar, Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), and Dime Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar Tree (“Merger Sub”), entered into an Agreement and Plan of Merger, as may be amended from time to time (the “Dollar Tree merger agreement”), that provides for the acquisition of Family Dollar by Dollar Tree. Under the terms of the Dollar Tree merger agreement, Merger Sub will merge with and into Family Dollar with Family Dollar surviving the merger as a wholly owned subsidiary of Dollar Tree. The Board unanimously adopted the Dollar Tree merger agreement and deemed it advisable and in the best interests of Family Dollar to enter into the Dollar Tree merger agreement and to consummate the merger (the “Dollar Tree merger”) and the other transactions contemplated thereby. Subject to the Family Dollar stockholders’ approval of the Dollar Tree merger agreement at a special meeting of Family Dollar’s stockholders (the “Special Meeting”), if the Dollar Tree merger is completed, Family Dollar stockholders will be entitled to receive for each share of Family Dollar common stock an amount equal to $59.60 in cash plus a number of shares of Dollar Tree common stock equal to the exchange ratio set forth in the Dollar Tree merger agreement (the “Exchange Ratio”). The Exchange Ratio depends on the volume weighted average of the trading price of Dollar Tree common stock on the Nasdaq Global Select Market (“Nasdaq”), on each of the 20 consecutive Nasdaq trading days ending on the trading day that is three trading days prior to the date of the closing of the merger (the “Average Stock Price”). If the Average Stock Price is greater than $49.08 and less than $59.98 per share, the Exchange Ratio will be the quotient of $14.90 divided by the Average Stock Price. If the Average Stock Price is greater than or equal to $59.98, the Exchange Ratio will be 0.2484. If the Average Stock Price is less than or equal to $49.08, the Exchange Ratio will be 0.3036.

A summary of the Dollar Tree merger agreement is contained in Annex B hereto, which contains certain disclosure from the proxy statement/prospectus on Form S-4 filed by Dollar Tree on August 11, 2014 (SEC File No. 333-198015) (as amended, the “Proxy Statement/Prospectus”). Additional disclosure related to the Dollar Tree merger agreement and referenced in Annex B is included in Annex C hereto, Annex D hereto and the sections entitled “Item 8. Additional Information—Regulatory Issues in Connection with the Dollar Tree Merger” and “Item 8. Additional Information.—Appraisal Rights in Connection with the Dollar Tree Merger.” This summary does not purport to be complete and is qualified in its entirety by reference to the Dollar Tree merger agreement, which is filed as Exhibit (e)(21) to this Statement and is hereby incorporated herein by reference.

For a description of Dollar Tree’s financing of the Dollar Tree merger, reference is made to Annex C hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex C is incorporated herein by reference and qualifies the foregoing in its entirety.

On September 4, 2014, Family Dollar and Dollar Tree entered into an amendment to the Dollar Tree merger agreement (“Amendment No. 1”), pursuant to which Dollar Tree committed to divest as many stores as necessary or advisable to obtain antitrust clearance for the Dollar Tree merger. This summary does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit (e)(22) to this Statement and is hereby incorporated herein by reference.

Voting and Support Agreements

In connection with entering into the Dollar Tree merger agreement, Dollar Tree entered into voting and support agreements dated July 27, 2014, with each of (1) Howard R. Levine, the Chairman and Chief Executive

Officer of Family Dollar (in his capacity as a stockholder, directly, and indirectly through two trusts over which Mr. Levine exercises sole voting and dispositive power) and (2) Trian Fund Management, L.P. and certain Family Dollar stockholders affiliated therewith including Edward P. Garden (the “Voting and Support Agreements”). A summary and copies of the Voting and Support Agreements are contained in the section entitled “The Merger Agreement—Voting and Support Agreements” in Annex B hereto, which contains certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreements, which are filed as Exhibits (e)(23) and (e)(24) to this Statement and are hereby incorporated herein by reference.

Relationship with Dollar General and its Affiliates

According to the Offer to Purchase, as of September 10, 2014, Dollar General beneficially owned 10 Shares, representing less than 1% of the outstanding Shares.

Consideration Pursuant to the Offer

If Family Dollar’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive cash on the same terms and conditions as Family Dollar’s other stockholders. For a description of the beneficial ownership of Family Dollar common stock by each person currently serving as a director of Family Dollar and certain executive officers of Family Dollar, reference is made to pages 54-56 of the definitive proxy statement on Schedule 14A filed with the SEC on December 6, 2013 (the “2013 Proxy Statement”), which is filed as Exhibit (e)(1) to this Statement, which is incorporated herein by reference and qualifies the foregoing in its entirety. Family Dollar’s directors and executive officers have informed Family Dollar that they do not intend to tender any Shares they own pursuant to the Offer.

Director Compensation

For a description of the compensation earned by Family Dollar’s directors, reference is made to pages 11-12 of the 2013 Proxy Statement, which is filed as Exhibit (e)(1) to this Statement, incorporated herein by reference and qualifies the foregoing in its entirety.

Incentive Plan; Employment, Severance and Retention Agreements

Incentive Plan. Under the Family Dollar Stores, Inc. 2006 Incentive Plan (the “Incentive Plan”), in the event of a “Change in Control,” (as defined under the Incentive Plan) if (i) the acquiring company does not assume the outstanding awards under the Incentive Plan, or (ii) the acquiring company does assume the outstanding awards, and a participant is terminated from employment without “Cause” or the participant resigns for “Good Reason” within two years following the Change in Control (as such terms are defined under the Incentive Plan) then:

•	outstanding options would immediately vest upon the Change in Control or the date of termination of employment, as applicable, and remain exercisable for the duration of their term;

•	outstanding restricted stock units (“RSUs”) would immediately vest upon the Change in Control or the date of termination of employment, as applicable; and

•	the target payout opportunities attainable under the annual cash bonus and performance share rights (“PSRs”) outstanding at the time of the Change in Control or the date of termination of employment, as applicable, would be deemed to have been fully earned as of the effective date of the Change in Control or termination of employment, as applicable, based upon the greater of (i) an assumed achievement of all relevant performance goals at the “target” level, or (ii) the actual level of achievement of all relevant performance goals as of Family Dollar’s fiscal quarter end preceding such Change in Control. With respect to the annual cash bonus and PSRs, participants would be paid a prorated award based upon the length of the performance period that has elapsed prior to the date of the Change in Control or termination of employment within two years following a Change in Control. In addition, if a PSR award is not assumed by the acquiring company, the participant may have the opportunity to earn the remaining portion of the award not paid out upon the Change in Control.

In addition, under the Incentive Plan, the Leadership Development and Compensation Committee of the Board (the “LDCC”) has the discretion to accelerate vesting of awards in connection with a Change in Control or termination of employment and to cancel or adjust awards in the event of certain corporate transactions. Under the award agreements granted under the Incentive Plan, if a participant’s employment is terminated as a result of death, “Disability”, “Retirement”, or by Family Dollar without “Cause” (as such terms are defined under the Incentive Plan), any outstanding awards of RSUs will vest and be paid out on a pro-rata basis based on the number of months the participant worked during the applicable vesting period and any outstanding awards of PSRs will be paid out based on Family Dollar’s performance for (A) the fiscal year in which the date of termination occurs plus (B) each completed fiscal year during the applicable performance period immediately preceding the date of termination. The number of shares of Family Dollar common stock awarded pursuant to the PSRs will be issued on a pro-rata basis based on the number of months the participant worked during the applicable performance period. In the event a participant’s employment is terminated prior to the issuance of shares of Family Dollar common stock in respect of any award of PSRs or RSUs, either by Family Dollar for Cause or due to any reason other than those described above, any outstanding award of PSRs or RSUs will immediately be forfeited.

Employment Agreement with Mr. Levine. Family Dollar entered into an employment agreement (the “Employment Agreement”) with the Chairman of the Board and Chief Executive Officer, Howard R. Levine, effective December 28, 2012. The Employment Agreement provides that, in the event of a termination of employment without “Cause” or for “Good Reason” within 24 months following a “Change in Control” (each as defined in the Employment Agreement), Mr. Levine will receive a lump sum severance payment equal to 36 times the sum of (a) his highest monthly base salary during the period beginning immediately prior to the change in control through his termination of employment and (b) the monthly equivalent of the average of the annual cash bonus award paid in the preceding three fiscal years under the Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Annual Cash Bonus Awards (the “Incentive Plan Guidelines”). Family Dollar will also provide Mr. Levine with subsidized COBRA benefits for 18 months. Mr. Levine is also entitled to these payments in the event his employment is terminated within 24 months following a change in control due to his death or disability. The severance payments payable upon a change in control are subject to adjustment in the event of the imposition of certain tax provisions.

Retention Letter with Mr. Levine. On July 27, 2014, in connection with the Dollar Tree merger, Family Dollar, Dollar Tree and Mr. Levine entered into a retention letter (the “Retention Letter”) that, contingent on the occurrence of the effective time of the Dollar Tree merger (the “Dollar Tree Effective Time”), amends the Employment Agreement.

The Retention Letter provides that, following the Dollar Tree Effective Time, Mr. Levine will continue to serve as the Chief Executive Officer of Family Dollar, and will report directly to the Chief Executive Officer of Dollar Tree. In addition, pursuant to the Dollar Tree merger agreement, Dollar Tree will nominate Mr. Levine to its board of directors at the Dollar Tree Effective Time.

Pursuant to the Retention Letter, following the Dollar Tree Effective Time, Mr. Levine will (a) receive an annual base salary of at least $1,150,000, (b) receive an annual target incentive opportunity under the terms of Dollar Tree’s Management Incentive Compensation Plan of at least 100% of his annual base salary, which will be based in part on performance measures related to Family Dollar, (c) receive, for periods of his employment following August 31, 2015, an annual long-term performance plan grant with a target opportunity of $600,000 and an annual restricted stock unit performance based grant of $2,000,000 (with the first such grants to be made no later than Dollar Tree’s regular 2016 grant cycle) and (d) be eligible to participate in the other compensation and employee benefit plans applicable to similarly situated executives of Dollar Tree. Dollar Tree has also agreed that it will, following the Dollar Tree Effective Time, reimburse reasonable legal fees incurred by Mr. Levine in connection with the negotiation of the retention letter, up to a maximum of $45,000.

Additionally, during the period from the Dollar Tree Effective Time until the second anniversary thereof (the “Second Anniversary”), Mr. Levine has agreed to waive his right to terminate his employment for good reason under his Employment Agreement based on certain changes to his position as a result of the Dollar Tree merger, specifically pursuant to (i) a material diminution in his authority, duties, or responsibilities (including Mr. Levine no longer reporting solely and directly to the Board) and (ii) a material diminution in the budget over which Mr. Levine retains authority. He would still be entitled to receive the change in control severance benefits provided under the Employment Agreement and all then outstanding unvested equity awards that were granted to Mr. Levine prior to the Dollar Tree Effective Time would vest in full and Family Dollar options would remain outstanding and exercisable for their full terms if during such two-year period his employment were terminated by reason of his death or disability, by Family Dollar without cause or by him under the clauses of his “Good Reason” definition that he did not waive (as well as in the event of a material breach of Family Dollar’s obligations under the Retention Letter and his ceasing to serve on the board of directors of Dollar Tree due to Dollar Tree’s failure to nominate him).

Mr. Levine has also agreed to waive certain other rights under the Employment Agreement, including a reimbursement for taxes under Section 409A of the Internal Revenue Code (the “Code”), and has agreed that the Employment Agreement will terminate immediately following the Second Anniversary (except in respect of the restrictive covenants contained therein). In consideration for the foregoing, Mr. Levine will be entitled to the change in control severance benefits and equity award acceleration described above upon any termination of employment at or following the Second Anniversary, subject to his execution of a release of claims and his continued compliance with the restrictive covenants set forth in his Employment Agreement.

The Retention Letter also provides that, during the 30-month period following the Dollar Tree Effective Time, Mr. Levine will not, and will not cause any trust controlled by him to, sell, pledge or transfer in any way any shares of Dollar Tree common stock received in the Dollar Tree merger (subject to certain exceptions for corporate transactions approved by the board of directors of Dollar Tree and philanthropic or estate planning purposes). Notwithstanding the foregoing, however, on the first anniversary of the Dollar Tree Effective Time and on each six-month anniversary thereafter, 25% of the shares of Dollar Tree common stock held by Mr. Levine as of the Dollar Tree Effective Time shall cease to be subject to the transfer restrictions described in the previous sentence.

None of Family Dollar’s other “named executive officers” (as disclosed in its Annual Report on Form 10-K filed with the SEC on October 28, 2013, the “2013 10-K”) have entered into employment agreements with Family Dollar.

Severance Agreements. In October 2012, Family Dollar’s LDCC approved severance agreements between Family Dollar and the Executive and Senior Vice Presidents of Family Dollar (the “Executive Severance Agreements”), including each of the executive officers, other than Mr. Levine and Ms. Winston. In the event of a change in control of Family Dollar, and the executive’s termination of employment by Family Dollar without cause, by the executive for good reason or due to death or disability within 24 months following such change in control (in each case, as such terms are defined in the Executive Severance Agreements), the executive will be entitled to receive a lump sum severance payment equal to two times (one and one-half times for Senior Vice Presidents) the sum of (x) his/her highest annual base salary during the period beginning immediately prior to the change in control through their termination of employment and (y) the average of the annual cash bonuses paid in the preceding three fiscal years under the Incentive Plan Guidelines. Family Dollar will also provide the executive with subsidized COBRA benefits for 18 months.

Family Dollar has also entered into a severance agreement with Mary Winston (together with the Executive Severance Agreements, the “Severance Agreements”) which is generally under the same terms and provides for the same benefits as provided under the Executive Vice President severance agreements described above, other than several modifications to the applicable definitions of cause and good reason.

Release of Claims, Non-Compete and Other Covenants. In order to receive any severance benefits set forth in the Employment Agreement or Severance Agreements, the executive officer must execute a general release of claims against Family Dollar. The Employment Agreement and the Severance Agreements contain confidentiality and non-disparagement provisions and agreements to provide future assistance to Family Dollar regarding certain matters. In addition, for a period of one year following termination of employment, the executive officer will be subject to covenants not to compete and not to solicit Family Dollar’s employees. If the executive officer violates any of these restrictive covenants, he or she will immediately forfeit any unpaid severance payments and any right to any further continuation of benefits.

Tax Provisions. In connection with the adoption of the Employment Agreement and the Severance Agreements, Family Dollar adopted, and affected officers have agreed to the application of, a policy with respect to severance payments made following a change in control. Pursuant to that policy, if the payments to be made to an officer are “parachute payments” pursuant to Section 280G of the Code and are subject to the excise tax imposed under Section 4999 of the Code, then the severance benefit will be either: (i) the amount the executive would receive with no adjustment to the severance benefit; or (ii) the severance benefit reduced to the extent that would result in no portion of the severance benefit being subject to excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt of the greater after-tax amount of severance payments, notwithstanding that all or some portion of such severance payment may be taxable under Section 4999 of the Code. This provision benefits Family Dollar by potentially reducing the amount of payments that otherwise could be subject to the provisions of Section 280G of the Code which would limit the ability of Family Dollar to take tax deductions with respect to such payments without affecting the executives.

Indemnification; Directors’ and Officers’ Insurance

Dollar Tree Merger Agreement Provisions. Under the Dollar Tree merger agreement, Dollar Tree will cause the surviving company to indemnify and hold harmless each present and former director and officer of Family Dollar or any of its subsidiaries, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, amounts paid in settlement or other liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation arising out of the fact that such person is or was a director or officer of Family Dollar or any of its subsidiaries. In addition, all rights to indemnification, exculpation and advancement of expenses in existence as of July 27, 2014 in favor of each present and former director, officer or employee of Family Dollar or any of its subsidiaries will survive the Dollar Tree merger and continue in full force in accordance with their terms.

Subject to certain limitations, the Dollar Tree merger agreement also requires the surviving company to maintain for a period of six years after the completion of the Dollar Tree merger, Family Dollar’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the Dollar Tree merger. In lieu of the foregoing, Dollar Tree or Family Dollar, after prior consultation with Dollar Tree, may obtain at or prior to the effective time of Dollar Tree merger agreement a six-year prepaid “tail” policy under Family Dollar’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence.

Indemnification Provisions Under Delaware Law. Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted under similar standards to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification and advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification and advancement of expenses provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also provides that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity and incurred by such person in any such capacity or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify him or her against such liability under Section 145 of the DGCL.

Section 145 also provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Indemnification Under Family Dollar’s Organizational Documents and Indemnity Agreements. As permitted by Section 102(b)(7) of the DGCL, the Restated Certificate of Incorporation of Family Dollar (the “Charter”) provides that a director shall not be personally liable to Family Dollar or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or for breaching his or her duty of loyalty, paying an unlawful dividend or approving a stock repurchase which was unlawful, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Bylaws of Family Dollar (the “Bylaws”) require that Family Dollar indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party to or is otherwise involved in any pending, threatened or completed action, suit, arbitration, alternative dispute resolution proceeding, investigation, administrative hearing, or other proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Family Dollar or is or was serving at the request of Family Dollar as a director or officer of another corporation or of a partnership, joint venture, trust, nonprofit entity, or other enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The Bylaws also provide that Family Dollar shall pay the expenses incurred in defending any proceeding in advance of its final disposition, subject to an undertaking on the part of officers and directors to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified. The Bylaws also provide that Family Dollar will only be required to indemnify and advance expenses to a person in connection with a proceeding initiated by such person against Family Dollar only if the proceeding (other than a proceeding relating to claims for indemnification or payment of expenses) was authorized by the Board, provided that Family Dollar will not indemnify or advance expenses to any officer in connection with a proceeding involving the enforcement of any employment, severance or compensation plan or agreement that a Family Dollar officer may be a party to, or beneficiary of, with Family Dollar or its subsidiaries.

Family Dollar has entered into indemnity agreements with each of its directors and with Mr. Levine in his capacity as an officer of Family Dollar. These indemnity agreements require that Family Dollar pay on behalf of each director and officer party thereto any amount that he or she is or becomes legally obligated to pay because of any claim or claims made against him or her by reason of the fact that the director or officer is or was one of Family Dollar’s directors and/or officers. The indemnity agreements require Family Dollar to make prompt payment of defense and investigation costs and expenses at the request of the director or officer in advance of indemnification, provided that the recipient undertakes to repay the amounts so advanced if it is ultimately determined that such person is not entitled to indemnification under the applicable indemnity agreement and provided further that the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of Family Dollar, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful. By the terms of the indemnity agreement, its benefits are not available to the extent the director or officer has received payment under one or more valid and collectible insurance policies for the subject claim.

Absent the indemnity agreements, indemnification and advancement rights that might be made available to directors and officers could be changed by amendments to the Charter or Bylaws to the extent permitted by applicable law. A form of these indemnity agreements is filed as Exhibit (e)(25) to this Statement, and the foregoing description is qualified in its entirety by reference to such exhibit.

Family Dollar has a policy of directors’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 4.	The Solicitation or Recommendation.

Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer with Family Dollar’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote of all of its directors at meetings held on September 15, 2014 and October 13, 2014, reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail below, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” below for further detail. The Board hereby reaffirms its recommendation of, and its declaration of advisability with respect to, the Dollar Tree merger agreement.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Family Dollar’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the contact information below.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

Stockholders May Call Toll-Free: (800) 322-2885

Banks & Brokers May Call Collect: (212) 929-5500

A copy of a letter to stockholders communicating the Board’s recommendation is filed as Exhibit (a)(2) to this Statement and incorporated herein by reference.

Background of the Offer

During 2010, the Board met with senior management to review Family Dollar’s stand-alone strategic plan and to deliberate about and oversee ways to enhance performance and maximize stockholder value. In the summer of 2010, the Board engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) to assist the Board with this review and, at the direction of the Board, Morgan Stanley provided financial analyses of Family Dollar and advice about balance sheet matters (such as opportunities for the incurrence of additional debt and increases in share buybacks, and the potential impact of these actions on earnings per share) and, in October 2010, as an outgrowth of these reviews, Family Dollar announced an updated stand-alone strategic plan that included the incurrence of new debt, increased share buybacks, capital expenditures to remodel existing stores and the accelerated opening of new stores. In the context of these reviews of the stand-alone strategic plan, senior management of Family Dollar updated the Board about informal inquiries received from and discussions with representatives of private equity firms and executives of other companies in the retail sector (none of which inquiries or discussions included actual proposals for a transaction) and the Board considered, in consultation with representatives of Morgan Stanley and its legal advisor, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), alternatives to the stand-alone strategic plan.

On February 15, 2011, Trian Fund Management, L.P., together with its affiliates (“Trian”), which had accumulated approximately 8% of the then-outstanding shares of Family Dollar common stock, publicly proposed to acquire Family Dollar for $55 to $60 per share in cash, subject to customary conditions. Trian also offered Mr. Levine the opportunity to participate as an investor alongside Trian.

On March 3, 2011, the Board, together with senior management and representatives from Morgan Stanley and Cleary Gottlieb, met to review Trian’s proposal. Mr. Levine informed the Board that he was not interested in accepting Trian’s invitation that he participate as an investor alongside Trian in connection with its proposal and confirmed that he had not had any discussions with Trian that indicated an intention to participate as such an investor. Cleary Gottlieb briefed the Board about its fiduciary duties and other legal considerations relating to the consideration of Trian’s proposal. The Board reviewed, in consultation with senior management and the advisors, the stand-alone strategic plan, as well as recent performance and longer term prospects, risks and uncertainties. Representatives of Morgan Stanley presented a financial analysis of Family Dollar and of strategic alternatives. After consulting with senior management and its financial and legal advisors, the Board determined that the proposal from Trian was inadequate and that the continued implementation of the stand-alone strategic plan would be in the best interests of Family Dollar stockholders. In addition, after taking note of language in Trian’s filing on Schedule 13D that Trian may consider the purchase of more shares while it had an unsolicited takeover proposal pending, the Board adopted a one-year stockholder rights plan to reduce the likelihood that any person or group would gain control of Family Dollar by open market accumulation or otherwise without paying an appropriate control premium for all shares.

On May 25, 2011, William Ackman of Pershing Square Capital Management, L.P., (together with its affiliates, “Pershing Square”), announced at an investment conference that Pershing Square beneficially owned approximately 6.9% of the then-outstanding shares of Family Dollar common stock and outlined the potential benefits of Family Dollar undertaking a leveraged recapitalization or selling itself. On June 9, 2011, Pershing Square filed a Schedule 13G disclosing that it beneficially owned approximately 8.9% of the then-outstanding shares of Family Dollar common stock.

On September 28, 2011, Family Dollar entered into an agreement with Trian (the “Trian Agreement”), pursuant to which the Board increased its number of members from 10 to 11 and appointed Mr. Garden, Chief Investment Officer and a founding partner of Trian, to fill the resulting vacancy. Under the Trian Agreement, Trian agreed to certain restrictions, which, among other things, limited Trian from acquiring economic or beneficial ownership of more than 9.9% of Family Dollar’s outstanding common stock for a specified period of time (the “Trian Standstill Period”) unless authorized by the Board. Consistent with accepting Family Dollar’s invitation to join the Board, Trian withdrew its proposal to acquire Family Dollar. Additionally, the Trian Agreement provided that, if Family Dollar announced or entered into a binding agreement providing for, or recommended that its stockholders support, a merger, share exchange or other business combination transaction in which the Family Dollar stockholders immediately prior to such transaction would cease to hold a majority of the outstanding shares of Family Dollar, or certain other corporate events, Trian would not be prevented from proposing or taking any actions in furtherance of, or consummating, a competing transaction.

On February 24, 2012, the Board, together with senior management and representatives from Morgan Stanley and Cleary Gottlieb, met to consider whether to extend the term of the stockholder rights plan, which was scheduled to expire in one week. At this meeting, the Board reviewed, in consultation with senior management and the financial and legal advisors, the stand-alone strategic plan, as well as recent performance and longer term prospects and risks and uncertainties, and reconfirmed that this stand-alone strategic plan was in the best interests of the stockholders. Taking into account Family Dollar’s single class share structure, the ability of stockholders to act by written consent in lieu of a meeting, and the absence of a staggered board, as well the stockholder profile of the company and the recent statements and open market accumulation by Pershing Square, the Board determined to extend the term of the rights plan by another year. Mr. Garden voted against this extension.

On November 16, 2012, in connection with preparations for the January 2013 annual meeting, the Board, after consulting with Morgan Stanley and Cleary Gottlieb and taking into account that Pershing Square had made a public filing with the SEC (subsequent to the extension of the rights plan) indicating that Pershing Square no longer beneficially owned any shares of Family Dollar common stock, terminated the stockholder rights plan.

On February 28, 2013, at the request of Dollar General, Mr. Levine met with Michael M. Calbert, a member of the board of directors of Dollar General, to discuss the current state of the economy and the potential for consolidation in the retail sector. The discussion included the merits of a potential combination of Dollar General and Family Dollar. Prior to the meeting, Mr. Levine had consulted with representatives of Morgan Stanley and Cleary Gottlieb about what tactics to employ at the meeting to ensure that any discussions of combining the companies led to proposals from Dollar General that would maximize value for Family Dollar stockholders. These consultations led to the view that it would be optimal to create the impression that a meaningful premium would be required to win over Family Dollar by explaining that, at this point in time, Family Dollar was not for sale and envisioned that, if there were ever to be a strategic combination, Family Dollar management would continue to run the combined company out of its headquarters in Charlotte, North Carolina. During the discussion with Mr. Calbert, prompted by a question from Mr. Calbert, Mr. Levine, in fact, conveyed that Family Dollar was not for sale, and if there were ever to be a strategic combination, he envisioned that Family Dollar’s management would continue to run the combined company and the headquarters would be in Charlotte, North Carolina. Dollar General has stated in the Offer to Purchase that Mr. Calbert noted at this meeting with Mr. Levine that these specific requests would likely be viewed unfavorably by Dollar General’s board. Mr. Levine has no recollection of Mr. Calbert’s making any such statement during this meeting, but Mr. Levine recalls Mr. Calbert conveying a statement along these lines in a subsequent telephone discussion with Mr. Calbert, likely toward the end of March 2013.

On April 16, 2013, Mr. Garden initiated a meeting with Mr. Levine for a strategic discussion. During that meeting they discussed, among other things, the competitive retail environment, the mixed results from Family Dollar’s growth and efficiency initiatives and the changing regulatory environment. In addition, Mr. Garden reviewed with Mr. Levine the pros and cons of a transaction with Dollar General, including potential synergies and productivity improvements and several potential transaction structures.

At the meeting of the Board on April 29, 2013, Mr. Levine updated the Board about his February 28, 2013 meeting with Mr. Calbert and explained that no proposals were made or discussed and that no confidential information was exchanged. The Board reiterated to Mr. Levine its view that taking these types of meetings was appropriate so long as Mr. Levine kept the Board updated and did not negotiate any personal post-closing arrangements. Mr. Levine confirmed that he would follow the direction of the Board.

On July 17, 2013, a prominent investment bank published an analyst report that highlighted the belief that a leveraged buyout or strategic merger may be in the near-term future for Family Dollar.

On July 22, 2013, the Trian Standstill Period expired and Trian ceased to be limited by the standstill provisions in the Trian Agreement. Thus, Trian was no longer contractually limited from acquiring, or making proposals to acquire or promoting the acquisition of, economic or beneficial ownership of, more than 9.9% of Family Dollar’s outstanding common stock.

On August 7, 2013, a second prominent investment bank published an analyst report conveying the belief that a near-term business combination transaction by Family Dollar would be in the best interests of Family Dollar.

In early August, 2013, following communications in the preceding weeks between Mr. Levine and Mr. Calbert about the potential for productive discussions between Family Dollar and Dollar General about strategic alternatives, Dollar General proposed that Richard W. Dreiling, the Chairman and Chief Executive Officer of Dollar General, meet with Mr. Levine on August 29, 2013, but the meeting was later canceled by Dollar General.

On October 15, 2013, Mr. Levine and George R. Mahoney, Jr., a member of the Board, met with Messrs. Dreiling and Calbert to explore the possibility of a potential business combination transaction between Family Dollar and Dollar General. Prior to the meeting, Mr. Levine had consulted with Mr. Garden and representatives of Morgan Stanley and Cleary Gottlieb about what tactics to employ at the meeting to ensure that any discussions of combining the companies led to proposals from Dollar General that would maximize value for Family Dollar stockholders. These consultations led to the view that it would be optimal to create the impression that a meaningful premium would be required to win over Family Dollar by explaining that, at this point in time, Family Dollar was not for sale and envisioned that, if there were ever to be a strategic combination, Family Dollar management would continue to run the combined company out of its headquarters in Charlotte, North Carolina. At the meeting, the attendees discussed the idea of a hypothetical combination of the two companies. During the course of this discussion, Mr. Levine mentioned the possibility of maintaining Family Dollar’s existing headquarters and management. The representatives of Dollar General explained to Messrs. Levine and Mahoney that Dollar General had dedicated resources to analyzing a possible combination with Family Dollar and would, if at all, be interested only if Dollar General were actually acquiring Family Dollar with the combined company’s having Dollar General’s existing headquarters and management. Mr. Levine indicated that he was one of the largest stockholders of Family Dollar, would have no problem with such an approach and that, subject to the views of the Board, such an approach could be acceptable if Dollar General paid Family Dollar stockholders an appropriate premium. Messrs. Dreiling and Calbert indicated to Mr. Levine that the success of such a transaction would depend upon the successful integration of the two companies and the merging of the cultures. They indicated that they desired that Mr. Levine be part of that transition and assume a leadership role to assist in the integration of the companies. The representatives of Family Dollar conveyed to Dollar General their concern about the antitrust risks associated with a combination of the two companies. The representatives of Dollar General conveyed that they were interested in having further productive discussions with Family Dollar about a possible combination transaction, including about antitrust risks, which the representatives of Dollar General stated they believed would be surmountable. They indicated that they would get back to the Family Dollar representatives with proposed next steps. The representatives of Family Dollar then conveyed that they were committed to keeping their Board updated and taking direction from their Board and that, against this background, they were open to having further discussions.

On October 21, 2013, Mr. Levine met with John Paulson of Paulson & Co. Inc. (together with its affiliates, “Paulson”), a Family Dollar stockholder, at which Mr. Paulson advocated for Family Dollar to sell itself. On November 14, 2013, Paulson disclosed on Schedule 13F beneficial ownership of 9.9% of the then-outstanding Family Dollar common stock.

At the next meeting of the Board (which occurred on October 23, 2013), Messrs. Levine and Mahoney updated the Board about their October 15, 2013 meeting with representatives of Dollar General and explained that no specific proposals were made and that no confidential information was exchanged. The Board, after consulting with Morgan Stanley and Cleary Gottlieb, authorized Mr. Levine to engage in a follow-up meeting with Dollar General to gauge its interest in a strategic transaction and reconfirmed Mr. Levine’s commitment to keep the Board updated and to refrain from negotiation of any personal post-closing arrangements.

At the direction of the Board, Mr. Levine conveyed his interest in a follow-up meeting to Messrs. Dreiling and Calbert in November 2013 and a follow-up meeting was scheduled for December 2013, and subsequently postponed at Dollar General’s request until January 2014, to continue discussion about a possible business combination. Mr. Dreiling subsequently called Mr. Levine in December 2013 to inform him that Dollar General wanted to delay the follow-up meeting until the spring of 2014. Mr. Levine updated the Board concerning each of these developments.

On December 5, 2013, Dollar General announced that it had repurchased $200 million in shares of its common stock during the preceding fiscal quarter and that its board of directors had authorized an additional $1 billion for further share repurchases. A number of Wall Street analysts reacted to this material buyback announcement by publishing reports that concluded that it was an indication that Dollar General was unlikely to be pursuing a transaction with Family Dollar.

On January 6, 2014, the Board met and resolved to terminate the employment of Family Dollar’s president and chief operating officer due to concerns about deterioration in Family Dollar’s operating performance.

On January 10, 2014, Mr. Paulson sent a letter to Mr. Levine in which he again advocated for Family Dollar to explore strategic alternatives and sell itself.

On January 13, 2014, members of senior management of Family Dollar met with representatives of Morgan Stanley to discuss the current state of Family Dollar’s business and the process for developing a new stand-alone strategic plan for Family Dollar and an analysis of potential strategic alternatives.

On January 19, 2014, the Board met with senior management to discuss strategic alternatives, including potential business combination transactions with strategic buyers and financial sponsors. The Board directed senior management to request that Morgan Stanley review and, at a future Board meeting, provide financial analyses of Family Dollar’s stand-alone strategic plan and of strategic alternatives potentially available to Family Dollar. The Board also established a committee (the “board committee”) of non-management directors to oversee the development of a new stand-alone strategic plan and the consideration and exploration of potential strategic alternatives, while reserving for the full Board all decisions relating to such matters that would require approval of the Board. The Board appointed Glenn A. Eisenberg, Mr. Garden, Mr. Mahoney and Harvey Morgan to this board committee, with Mr. Eisenberg designated as its Chair.

In January 2014, at the request of the Board, Cleary Gottlieb, together with an economic consultant acting under its supervision, began conducting analyses, from antitrust law perspectives, of potential business combinations with various strategic buyers and keeping the Board and the board committee apprised of the progress and results thereof to inform their assessments of potential strategic alternatives.

On January 24, 2014, the Family Dollar board committee met with senior management. At the meeting, senior management provided an update on the development of Family Dollar’s new stand-alone strategic plan and Family Dollar’s process for considering strategic alternatives. The board committee requested that management arrange for Morgan Stanley to provide financial analyses of potential strategic alternatives at the board committee’s next meeting.

On February 4, 2014, the Family Dollar board committee met, with members of senior management and representatives of Morgan Stanley present at the meeting. Senior management updated the board committee with respect to the preparation of Family Dollar’s new stand-alone strategic plan and reported that the process for completion of the plan remained on schedule. Representatives of Morgan Stanley provided financial analyses of strategic alternatives potentially available to Family Dollar, as well as of the stand-alone prospects for Family Dollar.

On February 19, 2014, a prominent investment bank published another analyst report conveying the belief that Family Dollar may be sold in the near-term.

On February 21, 2014, the Family Dollar board committee met with management to receive an update on the process for preparing the new stand-alone strategic plan and on the analyses, from antitrust law perspectives, of combinations with potential strategic buyers then underway by Cleary Gottlieb, together with its economic consultant.

On February 24, 2014, a representative of J.P. Morgan Securities, LLC, (“JPMorgan”), financial advisor to Dollar Tree, made a telephone call to a representative of Morgan Stanley to express Dollar Tree’s interest in discussing a potential business combination transaction with Family Dollar. On February 26, 2014, the representative of Morgan Stanley communicated by telephone to the representative from JPMorgan that Mr. Levine would be willing to speak with Bob Sasser, Chief Executive Officer of Dollar Tree, but noted that Family Dollar was not for sale.

On March 7, 2014, the Family Dollar board committee met, together with members of senior management and representatives of Morgan Stanley and Cleary Gottlieb, to review strategic alternatives and the most recent version of the new stand-alone strategic plan. Senior management updated the board committee with respect to the preparation of Family Dollar’s new stand-alone strategic plan and reported that the process for finalizing this plan remained on schedule. Representatives of Morgan Stanley, together with senior management, reviewed with the board committee a number of potential strategic companies that could engage in a business combination transaction with Family Dollar, but noted that it was unlikely that any strategic buyer, other than Dollar Tree or Dollar General, would be interested in such a transaction due to a number of factors, including the commitment of many retail companies to grow organically, the lack of a good strategic fit with Family Dollar, and the material risks and challenges of integrating a company of the magnitude of Family Dollar. A representative of Morgan Stanley informed the board committee that a representative of JPMorgan had contacted a representative of Morgan Stanley, on behalf of its client Dollar Tree, to convey that Mr. Sasser would be contacting Mr. Levine to set up a time for them to discuss the possibility of a business combination transaction. Mr. Levine confirmed to the board committee that he would be complying with his commitment not to negotiate any arrangements for himself and to keep the Board updated and that he would not be sharing any confidential information with Dollar Tree at that time. In addition, representatives of Morgan Stanley reviewed for the board committee the prospects for a leveraged buyout of Family Dollar by one or more financial sponsors, including the serious challenges that such a transaction could face due to the magnitude of the purchase price to acquire Family Dollar. Representatives of Morgan Stanley discussed the need for a number of private equity firms to form a consortium for any leveraged buyout of Family Dollar to occur and how the size of the equity investment would have to be larger than that seen in private equity buyouts happening under current conditions. The board committee discussed, in consultation with representatives of Morgan Stanley and management, the difficulty that financial sponsors would have matching the purchase price that a strategic company in the retail sector could pay for Family Dollar due to the materially different levels of synergies that a strategic company could reap relative to a financial sponsor.

On March 14, 2014, Mr. Levine and Mr. Sasser met to discuss the possibility of exploring a business combination transaction. During these discussions, Mr. Levine emphasized the need for Dollar Tree to commit to pay an appropriate and adequate premium in any such transaction if the Board were to consider a sale of the company. Mr. Sasser responded that he needed more information about Family Dollar before discussing matters relating to the consideration that Dollar Tree might be willing to offer. Mr. Sasser also noted that if an agreement between the companies were to be reached, Mr. Levine would have to have a management role at the combined company to facilitate the transition and integration following closing. Mr. Levine indicated that it would be inappropriate at this time to enter into any negotiations of such an agreement.

On March 17, 2014, the members of senior management of Family Dollar held a telephone conference call with members of the Board, as well as representatives of Morgan Stanley and Cleary Gottlieb, to discuss the recent meeting between Mr. Levine and Mr. Sasser and the recent work of the board committee overseeing the development of the stand-alone strategic plan and the evaluation of potential strategic alternatives. At this meeting, the directors received an update on the meeting between Mr. Levine and Mr. Sasser. The directors discussed that it would be advisable for the two companies to sign a mutual non-disclosure agreement so that some initial confidential information, including internal forecasts, could be exchanged to permit Dollar Tree to make an initial indication of the type and amount of consideration that it would be willing to pay in a business combination transaction. Subsequent to this internal discussion, James C. Snyder, Jr., General Counsel of Family Dollar, communicated with William A. Old, Chief Legal Officer of Dollar Tree, expressing that Family Dollar was interested in signing a mutual non-disclosure agreement to facilitate discussions between the Family Dollar and Dollar Tree.

On March 24, 2014, Mr. Old sent a draft mutual non-disclosure agreement to a representative of Family Dollar. As is customary, this agreement included a reciprocal provision that restricted each party from making disclosures to the third parties about the existence or status of any discussions or negotiations between the two companies. Over the next two weeks, representatives of Dollar Tree and Family Dollar, Cleary Gottlieb and Dollar Tree’s outside counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), negotiated the terms of the mutual non-disclosure agreement.

On March 26, 2014, the Family Dollar board committee met, together with senior management. At the meeting, senior management further updated the board committee with respect to ongoing work on the new stand-alone strategic plan and reported that Dollar Tree had delivered a draft mutual non-disclosure agreement in connection with a request for access to confidential information concerning Family Dollar. In addition, senior management informed the board committee that representatives of Morgan Stanley had expressed to JPMorgan that Family Dollar desired to have an understanding of the price range that Dollar Tree was contemplating so that Family Dollar could determine whether further discussions and the sharing of confidential information was merited. In response, JPMorgan had indicated that Dollar Tree did not want to specify an indication of the consideration before receiving access to confidential information and understanding whether Family Dollar might be interested in a business combination transaction. The board committee confirmed that it was advisable for the two companies to sign a mutual non-disclosure agreement so that some initial confidential information, including internal forecasts, could be exchanged to permit Dollar Tree to make an initial indication of the type and amount of consideration that it would be willing to pay in a business combination transaction.

On April 1, 2014, the Family Dollar board committee met with senior management to continue its oversight of the preparation of the new stand-alone strategic plan.

On April 7, 2014, the Family Dollar board committee met, with senior management and representatives of Cleary Gottlieb and Morgan Stanley present, to review the new stand-alone strategic plan, which was now substantially complete, and evaluate the exploration of strategic alternatives. At the meeting, Cleary Gottlieb provided an overview of the fiduciary duties of directors and other legal considerations in connection with the evaluation of the stand-alone strategic plan and of strategic alternatives. Senior management presented to the board committee a summary of the recently developed, stand-alone strategic plan, as well as risks and uncertainties faced by the company. Representatives of Morgan Stanley then provided financial analyses of Family Dollar, based upon the internal forecasts prepared by senior management as part of the stand-alone strategic plan and the consensus projections of Wall Street analysts. Representatives of Morgan Stanley also presented a financial analysis of, and reviewed relative to the stand-alone strategic plan, a range of strategic alternatives, including leveraged recapitalizations, strategic acquisitions, sales to or other combinations with strategic companies (including, specifically, with Dollar Tree and Dollar General), and leveraged buyout transactions. The board committee, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and senior management, discussed benefits that each of the alternatives had the potential to offer Family Dollar stockholders, including: (i) that maintaining the stand-alone strategic plan would signal management’s confidence in the strategic plan, had potential for value creation by exceeding market expectations for operating performance, and would preserve Family Dollar’s strategic and financial flexibility; (ii) that a leveraged recapitalization would provide an immediate return to Family Dollar’s stockholders and would potentially be accretive to earnings per share; (iii) that strategic acquisitions would provide an opportunity to expand geographically or incorporate new earnings into Family Dollar’s product suite; (iv) that a combination with a strategic company would provide Family Dollar’s stockholders with liquidity in the form of cash consideration and the potential to participate in the upside of the combined company if stock consideration was included, that such a combination would likely involve the payment of a control premium, and that such a combination would likely be accretive to the acquiring company; and (v) that a leveraged buyout transaction could provide Family Dollar’s stockholders with a liquidity event that would include the payment of a control premium, and would also take advantage of the existence of significant private equity capital and an attractive financing environment.

The board committee also discussed challenges, costs and risks relating to each of these alternatives, including: (i) that executing the stand-alone strategic plan and achieving the related internal forecasts were each subject to a number of risks and uncertainties, and that the stand-alone strategic plan could require benefits to be realized over an extended period of time, may not drive short-term share price increases and would leave Family Dollar vulnerable to unsolicited approaches from strategic companies and stockholder campaigns pressuring Family Dollar to take unplanned actions; (ii) that a leveraged recapitalization could be hampered by Family Dollar’s limited ability to incur additional debt while maintaining an investment-grade debt rating, could limit Family Dollar’s overall financial and strategic flexibility and would not address core business performance, and that stockholders might react negatively to increased leverage; (iii) that strategic acquisitions would face integration risks, may disrupt the execution of Family Dollar’s strategic plan and would involve the risks associated with the incurrence of additional debt to finance such acquisitions; (iv) that it was unlikely that strategic acquirors, other than Dollar Tree or Dollar General, would be either interested in acquiring Family Dollar or able to offer comparable value to what Dollar Tree or Dollar General could pay due to a number of factors, including commitments to organic growth (given that potential strategic acquirors had committed to a strategy of opening additional stores rather than growing through acquisitions), lack of strategic fit (given that many potential strategic acquirors are retail outlets, such as convenience stores and grocery stores, that have some similarities to Family Dollar’s business model but are operated with different strategic focuses and therefore would be ill-suited to a business combination transaction with Family Dollar) and integration challenges (given that Family Dollar is among the largest retail operations in the United States, with more than 8,200 retail stores and over 58,000 employees, and that integrating a company of such a magnitude would raise numerous challenges, including integration of supply and distribution chains and logistics, information technology systems, sourcing of products and relationships with suppliers, and workforce and cultural integration), and that a sale process would impose operational disruptions on Family Dollar and could trigger employee departures; and (v) that a financial sponsor could face serious challenges in executing a leveraged buyout and in offering value comparable to that which could be offered by a strategic acquiror due to the magnitude of the purchase price, which would require a number of private equity firms to form a consortium and would involve a larger equity investment than that seen in private equity buyouts happening under current conditions.

Later in the day on April 7, 2014, Family Dollar and Dollar Tree entered into a mutual non-disclosure agreement.

On April 17, 2014, the Board met, with senior management and representatives of Cleary Gottlieb and Morgan Stanley present, to review the new stand-alone strategic plan, which was complete by this time, and evaluate the exploration of strategic alternatives. At the meeting, Cleary Gottlieb provided an overview of the fiduciary duties of directors and other legal considerations in connection with the evaluation of the new stand-alone strategic plan and strategic alternatives, including analyses, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General, respectively. Senior management, together with the board committee, presented the recently developed, stand-alone strategic plan and risks and uncertainties faced by the company. Representatives of Morgan Stanley reviewed for the Board past transactions in the retail sector and provided financial analyses of Family Dollar, based upon the internal forecasts prepared by senior management as part of the stand-alone strategic plan and the consensus projections of Wall Street analysts. Representatives of Morgan Stanley also presented a financial analysis of, and reviewed relative to the stand-alone strategic plan, a range of strategic alternatives, including leveraged recapitalizations, strategic acquisitions, sales to or other combinations with strategic companies (including, specifically, with Dollar Tree and Dollar General), and leveraged buyout transactions. The directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and senior management, discussed the potential benefits, challenges, costs and risks relating to the stand-alone strategic plan and each of these other alternatives listed in the preceding sentence by reviewing and deliberating about the same factors that were raised at the meeting of the board committee on April 7, 2014. The Board discussed with its advisors and senior management the status of discussions with Dollar Tree and the risk that, if the Board were to invite Dollar General at that time into a more formal process to compete with Dollar Tree for the right to participate in a business combination transaction with Family Dollar, Dollar General might decide it was not interested in competing with Dollar Tree for Family Dollar, and instead pursue a business combination transaction with Dollar Tree, leaving Family Dollar without a merger partner and otherwise in a disadvantageous position. The Board, in consultation with its financial and legal advisors, discussed how a merger agreement with Dollar Tree should be structured to provide Family Dollar with the security of a binding agreement with Dollar Tree while, in the event an unsolicited superior proposal is made by a competing bidder after execution of the Dollar Tree merger agreement, allowing the Board to comply with its fiduciary duties by accepting the competing bidder’s proposal after complying with match rights and paying a termination fee to Dollar Tree. The Board, based on input from its advisors, further considered the risk that a publicly disclosed sale process could either (i) adversely affect Dollar Tree’s interest in a transaction with Family Dollar, in view of Dollar Tree’s stated interest in a confidential and exclusive process or (ii) induce Dollar General to publicly confirm its lack of interest in a transaction with Family Dollar, which would adversely affect Family Dollar’s negotiating leverage with Dollar Tree. The Board then instructed the advisors and management to obtain an indication of the amount and type of consideration that Dollar Tree would contemplate paying to further inform the Board’s deliberations about the exploration of strategic alternatives.

On April 25, 2014, senior management of Family Dollar and Dollar Tree met in person to further explore a possible business combination transaction. The management teams discussed their respective internal forecasts and stand-alone strategic plans and the potential synergies that would arise from a combination. At the meeting, Dollar Tree expressed doubt as to Family Dollar’s ability to achieve the internal forecasts and that it viewed the forecasts as a stretch case.

On April 30, 2014, Mr. Calbert sent an email to Mr. Levine informing him of personal news and indicating he would like to catch up at some point with Mr. Levine. Mr. Levine responded on May 4, 2014 by forwarding his telephone number and offering a telephone conversation, but Mr. Calbert failed to call.

On May 14, 2014, Mr. Sasser telephoned Mr. Levine to outline the terms of a non-binding proposal pursuant to which Dollar Tree would acquire Family Dollar for between $68 and $70 per share, with 75% of the consideration in the form of cash and the remainder in Dollar Tree common stock. Mr. Sasser noted that Dollar Tree would not expect to require the approval of its stockholders to consummate the transaction and explained that the proposal was conditioned, among other things, on Mr. Levine’s entering into a contractual commitment to remain employed by Family Dollar following the closing of the transaction. In response, Mr. Levine explained that he would be unwilling and unable to negotiate the terms of his post-closing contractual arrangements while material terms for a business combination transaction remained open and before he had instructions from his Board to proceed with such negotiations. Following the call, Dollar Tree sent a letter to the Board confirming the terms of this proposal. In the letter, Dollar Tree requested a six-week period of exclusivity to conduct due diligence and negotiate the transaction.

On May 19, 2014, the Family Dollar board committee met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley and a number of other directors present. At the meeting, Cleary Gottlieb delivered analyses, from antitrust law perspectives, of potential combinations of Family Dollar with Dollar Tree and Dollar General, respectively.

Later in the day on May 19, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to review the proposal from Dollar Tree and decide upon next steps. At the meeting, representatives of Morgan Stanley presented financial analyses of Family Dollar and of the proposal from Dollar Tree. Mr. Levine explained to the Board that Mr. Sasser had conveyed to him that Dollar Tree’s proposal was conditioned on Mr. Levine’s entering into a contractual commitment to remain employed by Family Dollar following the closing of the transaction. The directors discussed how the absence of a requirement for an approval by Dollar Tree’s stockholders would mean that, in any merger agreement between Family Dollar and Dollar Tree, there would not be any right of Dollar Tree to terminate the pending transaction on the grounds that Dollar Tree’s board or stockholders preferred an alternative to the merger with Family Dollar. Thus, the directors observed, the absence of a requirement for an approval by Dollar Tree’s stockholders would result in a merger agreement that eliminated the risk that, following the execution of a merger agreement between Family Dollar and Dollar Tree, third parties, particularly Dollar General, could impede the consummation of the merger between Family Dollar and Dollar Tree by making a bid for Dollar Tree conditioned on Dollar Tree’s abandonment of the merger with Family Dollar. The Board observed further, as it had at the meeting on April 17, 2014, that a merger agreement with Dollar Tree should be structured to provide Family Dollar with the security of a binding agreement with Dollar Tree while, in the event an unsolicited superior proposal is made by a competing bidder after execution of the Dollar Tree merger agreement, allowing the Board to comply with its fiduciary duties by accepting the competing bidder’s proposal after complying with match rights and paying a termination fee to Dollar Tree. Following discussion, the Board instructed senior management to communicate to Dollar Tree that Dollar Tree’s proposal was inadequate and not worthy of further consideration and that Family Dollar remained not-for-sale, but that Family Dollar would at least consider a more competitive offer in line with multiples and premia for precedent transactions of this type. The Board reiterated its prior instructions to Mr. Levine to refrain, at that time, from engaging in any negotiations with Dollar Tree about his post-closing contractual arrangements.

On May 21, 2014, a representative of Morgan Stanley telephoned a representative of JPMorgan to communicate that Dollar Tree’s proposal was inadequate and not worthy of further consideration and that Family Dollar remained not-for-sale, but that Family Dollar would at least consider a more competitive offer in line with multiples and premia for precedent transactions of this type.

On May 22, 2014, Mr. Levine telephoned Mr. Sasser to impart that, while Family Dollar continued not to be for sale, Family Dollar would at least consider a possible business combination transaction with Dollar Tree, but the price contemplated by Dollar Tree’s proposal was inadequate.

On June 6, 2014, Carl C. Icahn and certain of his affiliates (collectively, “Icahn”) filed a Schedule 13D disclosing that together they beneficially owned approximately 9.39% of the then-outstanding shares of Family Dollar common stock, that they wished to discuss with Family Dollar its business and strategies to enhance stockholder value, which may include the exploration of strategic alternatives, that they may seek to buy additional shares of Family Dollar stock and that they may seek representation on the Board. The disclosure on Schedule 13D stated Icahn’s belief that Family Dollar’s “situation is analogous” to that faced by a number of other specified public companies. Icahn had advocated that some of these other companies engage in sales of the company and had sought to increase his ownership in some of these other companies after his initial filing on Schedule 13D.

Also on June 6, 2014, Mr. Icahn telephoned Mr. Levine to discuss the Schedule 13D filing and to express an interest in additional communications with Family Dollar’s management regarding Family Dollar’s current operations and future plans, including potential strategic opportunities and potential business combination transactions. Mr. Levine asked Mr. Icahn whether he would be willing to sign a non-disclosure agreement and Mr. Icahn declined. During the discussion, Mr. Icahn mentioned that he may reach out to Dollar General.

On June 6, 2014, shortly following the announcement by Mr. Icahn, Mr. Calbert emailed Mr. Levine to suggest that they speak.

On June 7, 2014, Mr. Levine and Mr. Calbert had a telephone conversation focused on Mr. Calbert’s thoughts regarding the recent filing by Icahn. During this conversation, Mr. Calbert indicated that he continued to believe that a strategic combination of Dollar General and Family Dollar would at some point in time be advantageous but that Dollar General would be reluctant to participate in the negotiation of a transaction with Family Dollar if Mr. Icahn were to have a role in or control over the process. Mr. Calbert stated Dollar General’s preference to negotiate directly with the Board and not through Mr. Icahn and suggested a meeting with Mr. Levine in the near term. During this conversation, or during a subsequent telephone conversation prior to June 19, 2014, Mr. Levine made clear to Mr. Calbert that the Board was being advised that there were material antitrust impediments to combining the two companies and that divestitures of a very large number of stores could well be necessary for the FTC to clear the combination, to which Mr. Calbert responded that a deal would not be reachable between the companies if that were the case.

Also on June 7, 2014, Mr. Levine and Mr. Sasser had a telephone conversation during which Mr. Sasser indicated that Dollar Tree remained interested in pursuing a transaction with Family Dollar but also expressed concern about Mr. Icahn’s involvement.

On June 8, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present. Representatives of Cleary Gottlieb and Morgan Stanley described the status of discussions with Dollar Tree and with Dollar General. In addition, analyses, from antitrust law perspectives, of strategic transactions with Dollar Tree and Dollar General, respectively, were discussed. The Board directed Mr. Levine to encourage Dollar General to re-engage in discussions about, and to request that Dollar Tree propose improved terms for, a potential strategic transaction. Representatives of Morgan Stanley provided the Board with information regarding Mr. Icahn’s investment activities and activist campaigns, and the Board discussed the risk that Mr. Icahn would acquire sufficient negative control, without paying a premium to Family Dollar’s other stockholders, that could impede Family Dollar’s efforts to maximize stockholder value through the ongoing parallel processes of exploring strategic alternatives and implementing its new stand-alone strategic plan. In response to this risk, the Board adopted the one-year Rights Agreement. Mr. Garden voted against the adoption of the Rights Agreement.

Also on June 8, 2014, a third prominent investment bank published an analyst report conveying its belief that a sale of Family Dollar would be compelling and was likely to occur.

On June 9, 2014, Mr. Levine telephoned Mr. Icahn to explain the rationale for the adoption of the Rights Agreement and to express a willingness to meet with Mr. Icahn to listen to his concerns. Mr. Icahn proposed that Family Dollar consider a strategic transaction with Dollar General and stated that he might call Dollar General directly to ask them to consider a transaction. Mr. Levine and Mr. Icahn agreed to meet in person on June 18, 2014.

Also on June 9, 2014, Mr. Levine emailed Mr. Calbert to inform him that Family Dollar had adopted the Rights Agreement and to suggest that Cleary Gottlieb and Dollar General’s outside counsel discuss antitrust law perspectives on a business combination transaction between Family Dollar and Dollar General. Later that day, Mr. Calbert responded via email that “getting outside counsel going on AT [antitrust] at this point is a bit premature, particularly given the media attention.” Mr. Calbert further suggested that Dollar General would refine its views on price, structure and diligence, including potential antitrust issues, and then get back to Family Dollar. Mr. Calbert subsequently agreed to meet on June 19, 2014 to continue to explore the possibility of a potential business combination transaction between Family Dollar and Dollar General. Mr. Levine subsequently updated the Board regarding these communications with Dollar General.

Also on June 9, 2014, a fourth prominent investment bank published an analyst report conveying its belief that a sale of Family Dollar was likely and would be compelling.

On June 11, 2014, Mr. Levine and members of senior management had further discussions with representatives of Dollar Tree about Family Dollar’s performance, forecasts and stand-alone strategic plan, as well as potential synergies of a business combination transaction between Family Dollar and Dollar Tree.

On June 13, 2014, Mr. Sasser telephoned Mr. Levine to increase the price specified in Dollar Tree’s prior proposal to $72 per share of Family Dollar common stock, with 75% of the consideration to be paid in the form of cash and the remainder in Dollar Tree common stock.

On June 16, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present. Senior management discussed recent performance. Representatives of Morgan Stanley presented financial analyses of the most recent proposal by Dollar Tree and of Family Dollar. The directors again discussed how the absence of a requirement for an approval by Dollar Tree’s stockholders would result in the benefits previously discussed at the meeting on May 19, 2014. In addition, the directors again discussed, as they had at the meetings on April 17, 2014 and May 19, 2014, that a merger agreement with Dollar Tree should be structured to provide Family Dollar with the security of a binding agreement with Dollar Tree while, in the event an unsolicited superior proposal is made by a competing bidder after execution of the Dollar Tree merger agreement, allowing the Board to comply with its fiduciary duties by accepting the competing bidder’s proposal after complying with match rights and paying a termination fee to Dollar Tree. The directors, in consultation with Cleary Gottlieb and Morgan Stanley, also discussed Mr. Levine’s recent communications with Dollar General. Following discussions with its advisors, the Board directed Mr. Levine to respond to Dollar Tree that its proposal remained inadequate.

Later that day, Mr. Levine telephoned Mr. Sasser to convey that Dollar Tree’s proposal remained inadequate. Mr. Sasser indicated that the board of directors of Dollar Tree would be meeting later that week and that Mr. Sasser would contact Mr. Levine thereafter.

On June 18, 2014, Mr. Levine and Mr. Mahoney met with Mr. Icahn and two of his associates. Mr. Icahn urged the Family Dollar representatives to explore a sale of Family Dollar to Dollar General. Mr. Icahn showed little interest in discussing Family Dollar’s stand-alone business plan or operations.

On June 19, 2014, Mr. Icahn telephoned Mr. Levine to reiterate that it was imperative that Family Dollar be put up for sale immediately and to request that three of Mr. Icahn’s representatives be added to the Board immediately so that they could oversee a process to approach Family Dollar’s most likely buyers. That same day,

Icahn filed an amendment to its Schedule 13D disclosing a public letter from Mr. Icahn to Mr. Levine urging the immediate sale of Family Dollar and the appointment of three of his representatives to the Board to oversee the sale process. The letter included the additional threat of a near-term consent solicitation to replace the entire Board.

Also on June 19, 2014, Mr. Levine and Mr. Mahoney met with Messrs. Dreiling and Calbert. At the time of the June 19 meeting, Family Dollar was bound by a customary non-disclosure agreement with Dollar Tree that prohibited disclosure of the existence of any discussions with Dollar Tree. However, Mr. Levine noted to the representatives of Dollar General that Mr. Icahn had referred to the possibility of a sale of Family Dollar to either Dollar General or an unspecified other company. The representatives of Dollar General asked Mr. Levine about the identity of this other company. Mr. Levine replied that he was not sure but thought that the other potential suitor referred to by Mr. Icahn may be Dollar Tree. In response, Mr. Dreiling indicated that Mr. Dreiling did not think that it would be economically possible for Dollar Tree to acquire Family Dollar. In addition, the representatives of Dollar General confirmed that Mr. Icahn had reached out directly to Dollar General. The representatives of Family Dollar further conveyed that the Board was interested in learning of the extent of Dollar General’s interest in a potential acquisition or other strategic transaction with Family Dollar. Specifically, when Mr. Calbert asked Mr. Levine what Family Dollar would like Dollar General to do, Mr. Levine replied that Dollar General should make an offer for Family Dollar, which Mr. Levine assured Mr. Calbert would be conveyed to the Board. The representatives of Dollar General conveyed that Dollar General was not interested in a strategic transaction with Family Dollar at that time. Messrs. Dreiling and Calbert indicated that Dollar General had been pressured by its own stockholders to pursue a transaction with Family Dollar and that Messrs. Dreiling and Calbert believed that the trading price of Family Dollar’s stock was inflated due to a belief in the market that Dollar General was then interested in acquiring Family Dollar. They also stated they did not want to be involved in a transaction with Family Dollar if Mr. Icahn would be involved. Mr. Calbert explained that, in response to these developments, Dollar General was considering taking actions in the near future to quell market expectations that a business combination transaction between Dollar General and Family Dollar was a current priority for Dollar General, potentially including the issuance of a press release stating that Dollar General was not interested in acquiring Family Dollar, the communication to one or more of Dollar General’s stockholders that Dollar General was not interested in acquiring Family Dollar, or the announcement of a new share repurchase program. They indicated they felt it was important for Dollar General to signal to the market that Dollar General had no current intention to pursue a transaction with Family Dollar. Towards the end of the meeting, the Dollar General representatives indicated they would contact the Family Dollar representatives in the future.

On June 20, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to discuss the recent discussions with Dollar Tree, Dollar General and Mr. Icahn. The Board discussed risks and uncertainties relating to the stand-alone strategic plan and the possibility of Dollar Tree raising its proposal by another one to two dollars per share. The Board discussed, in consultation with representatives of Morgan Stanley, the adequacy of such an increase in the proposed price.

Also on June 20, 2014, Mr. Sasser telephoned Mr. Levine to increase the per-share price specified in Dollar Tree’s prior proposal from $72 to $74 per share. Mr. Levine indicated that this price proposal remained too low of a price. Mr. Sasser subsequently increased the proposed price to $74.50 per share of Family Dollar common stock as Dollar Tree’s best and final price and conditioned this price on Family Dollar’s agreeing to a six week period of exclusivity to permit Dollar Tree to conduct due diligence and negotiate the transaction.

Later that day, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to review again the stand-alone strategic plan, recent performance, risks and prospects for future performance, and strategic alternatives available to Family Dollar. The Board again discussed the risk, raised and deliberated with advisors at the meeting on April 17, 2014, involved with inviting Dollar General at that time into a more formal process to compete with Dollar Tree for the right to participate in a business combination transaction with Family Dollar. The Board, in consultation with its financial and legal advisors, discussed again, as the Board had at previous meetings, how a merger agreement with Dollar Tree should be structured to provide Family Dollar with the security of a binding agreement with Dollar Tree while, in the event an unsolicited superior proposal is made by a competing bidder after execution of the Dollar Tree merger agreement, allowing the Board to comply with its fiduciary duties by accepting the competing bidder’s proposal after complying with match rights and paying a termination fee to Dollar Tree. Additionally, the Board discussed (i) how the absence of a requirement for an approval by Dollar Tree’s stockholders would have the benefits previously discussed at the meetings on May 19, 2014 and June 16, 2014, and (ii) the adverse effects of a publicly disclosed sale process previously discussed at the meeting on April 17, 2014. The Board further considered the statements by the representatives of Dollar General at the meeting on June 19, 2014, and the risk that Dollar Tree would discontinue discussions with Family Dollar if exclusivity was not granted. The Board, after reviewing with representatives of Morgan Stanley financial analyses of the latest proposal by Dollar Tree and discussing with Cleary Gottlieb legal issues relating to the execution and documentation of the proposal, instructed senior management and the advisors to begin to negotiate a merger agreement with Dollar Tree at a price of $74.50 per share, subject to a cash/stock mix that would not require a vote of the stockholders of Dollar Tree, and to negotiate and execute an exclusivity agreement with Dollar Tree for an exclusivity period ending on July 10, 2014. The Board reiterated its prior instructions to refrain from negotiations of Dollar Tree’s previously requested employment agreement with Mr. Levine.

On June 21, 2014, Mr. Levine telephoned Mr. Sasser to discuss the proposed exclusivity agreement. Mr. Sasser stressed that Dollar Tree would not proceed without exclusivity through July 28 due to the importance of completing the due diligence process he contemplated. During that conversation, Mr. Sasser mentioned again that Dollar Tree would not execute an agreement with Family Dollar with respect to a business combination transaction unless Mr. Levine would remain with the company following the closing. In response, Mr. Levine reiterated that, as instructed by the Board, he would be unwilling and unable to negotiate the terms of his post-closing contractual arrangements while material terms for a business combination transaction remained open and before he had instructions from his Board to proceed with such negotiations.

Later that day, Wachtell Lipton sent a draft exclusivity letter to Cleary Gottlieb. Over the next several days, Wachtell Lipton and Cleary Gottlieb negotiated the terms of exclusivity.

On June 24, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present. Cleary Gottlieb summarized the key terms of the proposed exclusivity letter, which, subject to certain exceptions, provided for an exclusivity period expiring on July 28, 2014. The Board consulted with Morgan Stanley and senior management about the absence of interest from Dollar General at that time and absence of any inbound inquiries to either Morgan Stanley (which had been highlighted in the press releases about the stockholder rights plans as financial advisor to the Board) or Family Dollar about a possible transaction notwithstanding the statements by certain prominent stockholders and analysts about how the company should be or was in play for a sale, and the remoteness of the likelihood that any other bidder could offer comparable value or would be interested in offering comparable value. In addition, the Board consulted again with Morgan Stanley about its financial analyses of the latest proposal by Dollar Tree. Following these consultations with its advisors, the Board authorized the execution of the exclusivity letter.

On June 25, 2014, Family Dollar and Dollar Tree executed the exclusivity letter, which, subject to certain exceptions, provided for an exclusivity period expiring on July 28, 2014.

On June 27, 2014, Dollar General issued a press release announcing that Mr. Dreiling intended to retire as Chief Executive Officer of Dollar General effective May 30, 2015 or upon the appointment of a successor. This announcement was met by public observations by the media, analysts and Icahn (Family Dollar’s then-largest stockholder) that Dollar General would not be or would be unlikely to be pursuing a strategic transaction with Family Dollar.

On June 30, 2014, Wachtell Lipton sent a draft merger agreement and a draft form of voting and support agreement to Cleary Gottlieb. These documents included the request by Dollar Tree that both Trian and Mr. Levine enter into voting and support agreements in connection with the execution of the proposed merger agreement. The draft merger agreement provided that the stock component of the merger consideration would be subject to a 10% floating exchange ratio collar (as more fully described in the section of certain disclosure from the Proxy Statement/Prospectus entitled “The Merger—Per Share Merger Consideration” attached as Annex D hereto). The directors subsequently deliberated about the benefits of the collar for Family Dollar stockholders (i.e., the provision of downside protection relating to the stock portion of the merger consideration in the event that the trading price of Dollar Tree stock were to drop by more than 10% from the reference price) and the costs of the collar for Family Dollar stockholders (i.e., the loss of upside if the trading price of Dollar Tree stock were to increase by more than 10% from the reference price). The collar was ultimately agreed to by the Board as part of the total mix of factors in the negotiations with Dollar Tree.

On July 1, 2014, the Family Dollar board committee met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present. Cleary Gottlieb provided the board committee with an overview of the key terms of Dollar Tree’s proposed draft merger agreement, including the proposed structure of the transaction, the mix of and methodology to determine the cash and stock consideration, the proposal to add Mr. Levine to the Dollar Tree board of directors, deal protection provisions, the scope of covenants relating to antitrust clearances, provisions regarding Dollar Tree’s acquisition financing, and the treatment of equity awards and severance and retention arrangements. The board committee, citing the explanation referenced at the Board meeting on the May 19, 2014, discussed the significance of not having a Dollar Tree stockholder approval as a closing condition. The board committee, after consultation with Cleary Gottlieb and Morgan Stanley, provided specific guidance to senior management and Cleary Gottlieb with respect to the negotiation of these key terms. The board committee noted the recent announcement of Mr. Dreiling’s retirement and how it served to reinforce the message delivered on June 19, 2014 that Dollar General was not interested in a business combination transaction with Family Dollar at that time.

From July 1, 2014 through July 27, 2014, Family Dollar, together with representatives of Cleary Gottlieb, Morgan Stanley and Trian, engaged in negotiations with Dollar Tree and representatives of Wachtell Lipton and JPMorgan. During this period, Dollar Tree and Family Dollar continued to conduct due diligence with respect to one another. In addition, Trian and Dollar Tree engaged in negotiations of the proposed voting and support agreement during this period.

On July 21, 2014, the Family Dollar board committee met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present. Cleary Gottlieb provided the board committee with an update on the negotiations with Dollar Tree and a summary of the plans for Mr. Levine and Trian to enter into voting agreements and of the key open deal terms, including whether Family Dollar would be permitted to continue to pay dividends following execution of the merger agreement until the closing of the merger, whether there would be a closing condition with respect to the exercise of appraisal rights by Family Dollar stockholders, the scope of Dollar Tree’s commitment to obtain antitrust clearance, Family Dollar’s ability to terminate the merger agreement (subject to matching rights and payment of a termination fee) to enter into an agreement for a superior proposal, the size of such termination fee and whether Family Dollar would have to pay a smaller termination fee in the event the merger agreement was terminated as a result of its stockholders’ failing to approve the transaction. The board committee, after consultation with Cleary Gottlieb and Morgan Stanley, provided specific guidance to senior management and Cleary Gottlieb with respect to the key deal terms that had yet to be agreed and instructed Cleary Gottlieb that it would be willing to agree to a higher termination fee and the concept of a termination fee or expense reimbursement in the event of a no vote in exchange for greater deal certainty. The advisors explained to the board committee that Dollar Tree was adamant that there would be no execution of the definitive agreement unless and until an agreement with Mr. Levine relating to post-closing employment was executed and how no negotiations of such agreement had occurred to-date. The board committee, after consulting with the advisors, instructed the advisors and Mr. Levine that, once these remaining key terms had been agreed to by Dollar Tree, Mr. Levine, together with Mr. Levine’s counsel, would be permitted to negotiate with Dollar Tree regarding the terms of Mr. Levine’s post-closing employment.

During the late evening of July 25, 2014, Family Dollar and Dollar Tree reached agreement on all material terms of the merger agreement, including the terms relating to the merger consideration, the termination fees and other deal protections, the payment of dividends, the termination provisions, the regulatory covenants, and the closing conditions. Dollar Tree also reached agreement with Trian and Mr. Levine on the terms of the voting and support agreements. Thereafter, Dollar Tree sent Mr. Levine its proposal for Mr. Levine’s continued employment following the closing of the transaction, including that Mr. Levine head up a wholly owned subsidiary of Dollar Tree and report to Mr. Sasser, and Dollar Tree and Mr. Levine then began their negotiations of the terms of Mr. Levine’s continued employment following the closing of the transaction. The parties reached agreement with respect thereto, to be documented in the form of an amendment to Mr. Levine’s existing employment agreement, on July 27, 2014. The Retention Letter provided, among other things, for Mr. Levine to head up a wholly owned subsidiary of Dollar Tree and report to Mr. Sasser, waive a number of rights under his existing employment agreement, and accept transfer restrictions on the stock consideration he would receive in the merger. A more detailed description of the Retention Letter is included in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Incentive Plan; Employment, Severance and Retention Agreements—Retention Letter with Mr. Levine” above.

On the evening of July 27, 2014, the Board held a meeting, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present. After an update about recent performance and Family Dollar’s prospects from senior management, Cleary Gottlieb reviewed for the Board its fiduciary duties in connection with its consideration of this transaction and the terms of the proposed merger agreement with Dollar Tree, including the transaction structure, merger consideration, closing conditions, antitrust covenants, provisions relating to Family Dollar’s ability to respond to alternative proposals, termination rights, termination fees, financing matters, employee benefit and related retention and severance matters and other terms and conditions. Cleary Gottlieb also described for the Board the terms of the proposed voting and support agreements with Mr. Levine, Trian and certain of their affiliates, the proposed amendment to Mr. Levine’s employment agreement and a proposed amendment to the Rights Agreement to render the Rights Agreement inapplicable to the merger agreement, the voting agreements and the transactions they contemplated. Senior management provided the Board with an overview of the results of Family Dollar’s and its advisors’ due diligence investigation of Dollar Tree. Representatives of Morgan Stanley then reviewed the financial terms of the merger agreement and delivered to the Board an oral opinion, which was subsequently confirmed in writing as of July 27, 2014, to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration to be received by the holders of shares of Family Dollar common stock (other than shares owned or held in treasury by Family Dollar or any of its direct or indirect wholly owned subsidiaries or owned by Dollar Tree or Merger Sub or as to which dissenters’ rights have been perfected) pursuant to the merger agreement was fair from a financial point of view to such holders.

After considering the proposed terms of the Dollar Tree merger agreement, the voting and support agreements, the amendment to Mr. Levine’s employment agreement, the amendment to the Rights Agreement, the views of management, the presentations of its legal and financial advisors and the opinion of Morgan Stanley, and taking into consideration the factors described in the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” below, the Board unanimously determined that the Dollar Tree merger agreement, voting and support agreements, the amendment to Mr. Levine’s employment agreement, the amendment to the Rights Agreement and the transactions contemplated thereby, including the Dollar Tree merger, were advisable and fair to and in the best interests of Family Dollar and its stockholders, and approved the Dollar Tree merger agreement, the Voting and Support Agreements, the Retention Letter and the Rights Agreement amendment, and the transactions contemplated thereby, and recommended that the stockholders of Family Dollar adopt the merger agreement.

On July 27, 2014, following the meeting of the Board, the Dollar Tree merger agreement, the Voting and Support Agreements, the Retention Letter and the Rights Agreement amendment were executed and delivered.

On July 28, 2014, Dollar Tree and Family Dollar issued a joint press release announcing that they had entered into the Dollar Tree merger agreement.

On August 13, 2014, representatives of Dollar Tree and Family Dollar met with the staff of the Federal Trade Commission (the “FTC”) to discuss the Dollar Tree merger and the FTC’s review thereof. The parties explained their views regarding the highly competitive retail industry in which the parties operate, and the significant differences between Family Dollar’s and Dollar Tree’s retail stores, including regarding store formats, pricing, product mix, and customer bases.

On August 18, 2014, Dollar General sent a letter to the Board setting forth a non-binding, unsolicited proposal to acquire all of the outstanding shares of Family Dollar common stock for $78.50 in cash, contingent on due diligence and regulatory approval. The letter indicated that Dollar General would be prepared to commit to divest only up to 700 retail stores in order to obtain requisite antitrust approvals. The text of the letter was as follows:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, TN 37072

August 18, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

Attn: Howard R. Levine, Chairman of the Board

Dear Howard:

As you know, we at Dollar General admire your company and its attractive footprint and business prospects. We have respect for Family Dollar, its employees and its leadership, and both Dollar General and Family Dollar share a commitment to serving customers in the communities in which we operate. As such, we were surprised and disappointed to find out you had entered into a merger agreement with Dollar Tree.

The Board of Directors of Dollar General is pleased to submit a proposal to you and the Board of Directors of Family Dollar that offers Family Dollar shareholders $78.50 per share in cash for all outstanding shares, providing them with superior value and immediate and certain liquidity for their shares. Not only is our offer superior in price, it is 100% cash, as compared to the mix of cash and stock being offered by Dollar Tree.

Our proposal provides Family Dollar’s shareholders with approximately $466 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 29.4% over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

Our proposal is not subject to any financing condition. Goldman Sachs and Citigroup Global Markets Inc. have agreed to provide committed financing for all of the financing necessary to consummate the transaction.

We have conducted a thorough review and analysis of the antitrust issues that may be raised by our proposed transaction, including engaging experienced antitrust counsel and a team from Compass Lexecon as our economist to assist us with our analysis. As a result of our review and analysis, coupled with the numerous econometric studies Compass Lexecon has performed utilizing extensive information and data supplied by Dollar General, we are prepared to commit to divest up to 700 retail stores in order to achieve the requisite antitrust approvals, which is approximately the same percentage of the total combined stores represented by the 500 store divestiture commitment in the Dollar Tree merger agreement. We are confident that, with this commitment, we will be able to quickly and efficiently resolve any potential antitrust issues and that our transaction is capable of being completed. We look forward to having the opportunity to share with your counsel the conclusions of our extensive antitrust work once you have taken the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions.

The Board of Directors of Dollar General has unanimously approved this proposal and has authorized us to proceed expeditiously. We are prepared, promptly following the termination of your merger agreement with Dollar Tree, to enter into a merger agreement that would provide greater value to your shareholders and would otherwise be substantially similar to the one that you entered into with Dollar Tree, modified as necessary to accommodate our all-cash proposal, as described above with respect to antitrust matters and to provide a time period to close the proposed transaction consistent with that set forth in the existing agreement. In addition, we are prepared to revise the agreement to permit Family Dollar to continue to pay its regular quarterly cash dividend through closing on terms consistent with past practice. Dollar General would also agree to fund the $305 million break-up fee should you become obligated to pay that fee to Dollar Tree upon termination of the existing agreement in order to enter into an agreement with Dollar General.

In addition, I have committed to our Board of Directors to remain as Chief Executive Officer of Dollar General through May 2016 if this combination occurs in order to oversee the successful integration of our two companies. Beyond that date, if asked by the Board and elected by shareholders, I have agreed to continue to serve as a Board member and as Chairman.

We have engaged Goldman, Sachs & Co. as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with this transaction. Our proposal is subject to completion of a confirmatory due diligence review of your company, and we and our advisors are available to commence our due diligence review immediately.

Please note that this letter is not meant to, and does not, create or constitute any legally-binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally-binding agreement between us regarding the proposed transaction unless and until we enter into a definitive merger agreement with you.

We are confident that after you have considered our offer, you will agree that our proposal constitutes a “Company Superior Proposal” under the terms of the Dollar Tree merger agreement and that our proposal presents a compelling opportunity for your shareholders. This matter has my highest priority and I look forward to hearing from you.

Sincerely,

/s/ Rick Dreiling

Rick Dreiling
Dollar General
Chairman and Chief Executive Officer

Later in the day on August 18, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to review the proposal from Dollar General and consider its alternatives. At the meeting, the directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and management, reviewed the proposal and the objective of maximizing value for stockholders while complying with the Board’s obligations under the Dollar Tree merger agreement. In addition, the directors reviewed with Cleary Gottlieb analyses, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General. Following discussion and after further consultation with its advisors, the Board directed Mr. Levine to call Mr. Sasser to give Dollar Tree an opportunity to make a submission to the Board, including the possibility of proposals to improve the terms of the merger agreement, before the Board made a determination as to how to respond to Dollar General.

Also on August 18, 2014, Family Dollar issued a press release confirming its receipt of Dollar General’s proposal and noting that, consistent with its fiduciary duties, the Board, in consultation with its legal and financial advisors, would carefully review and consider the proposal.

On August 19, 2014, the Family Dollar board committee met, together with members of senior management and representatives of Morgan Stanley and Cleary Gottlieb, to review the proposal from Dollar General. At the meeting, the directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and management, reviewed the proposal and the objective of maximizing value for stockholders while complying with the Board’s obligations under the Dollar Tree merger agreement. In addition, the directors reviewed with Cleary Gottlieb analyses, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General, including insights based on the August 13, 2014 meeting and other recent communications with the FTC. Following discussion and after further consultation with its advisors, the board committee met in executive session without Mr. Levine or other members of management, other than Mr. Snyder, present and resolved to recommend to the Board that the Board reject the Dollar General proposal and determine that, on the basis of antitrust regulatory considerations, Dollar General’s proposal was not reasonably expected to lead to a superior proposal that “is reasonably likely to be completed on the terms proposed,” as would be required by the Dollar Tree merger agreement in order for Family Dollar to commence negotiations with and provide due diligence access to Dollar General.

On August 20, 2014, Mr. Sasser sent a letter to Mr. Levine stating that, due to antitrust and other concerns, Dollar Tree was not aware of any basis to conclude that Dollar General’s proposal was reasonably expected to lead to a superior proposal and that the proposal did not provide a basis for Family Dollar to engage with Dollar General without committing a violation of Family Dollar’s obligations under the Dollar Tree merger agreement.

Also on August 20, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to continue its review of the proposal from Dollar General and decide upon next steps. At the meeting, the directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and management, reviewed the proposal and the objective of maximizing value for stockholders while complying with the Board’s obligations under the Dollar Tree merger agreement. In addition, the directors reviewed with Cleary Gottlieb analyses, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General, including insights based on the August 13, 2014 meeting and other recent communications with the FTC. Following discussion and after further consultation with its advisors, the Board unanimously determined that Dollar General’s proposal is not reasonably expected to lead to a superior proposal and rejected that proposal on the basis of antitrust regulatory considerations and reaffirmed its recommendation in support of the merger agreement with Dollar Tree.

Later in the day on August 20, 2014, Dollar General sent a letter to the Board, the text of which follows:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, TN 37072

U.S.A.

August 20, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

To the Board of Directors of Family Dollar Stores, Inc.:

We have reviewed the Form S-4 on the background of your current merger agreement with Dollar Tree. As the Family Dollar Board of Directors considers our superior proposal, we believe it is important for you to take into account certain important facts that are not included in the Form S-4 relating to our interaction with your company.

While the Form S-4 references various meetings between our companies’ representatives over the years, it fails to mention that Dollar General representatives have consistently expressed a keen interest in putting our two companies together. The Form S-4 also fails to mention that on more than one occasion at such meetings, Howard Levine expressed his own interest in the social issues of a combination, including, among other things, his desire to be chief executive officer of the combined companies. We cannot help but question whether Dollar General’s failure to embrace such requests by Mr. Levine weighed into Family Dollar’s decision to pursue an agreement with Dollar Tree.

As you are aware, we continued to express our interest in exploring a combination into June of this year. During the June 7, 2014, phone call referenced in the background section of the Form S-4, our representative reiterated Dollar General’s interest in potentially acquiring Family Dollar and stated our preference to negotiate directly with the Board of Directors and not in the public media, as might be the case with an activist investor involved, and suggested a meeting with the Dollar General CEO as soon as possible.

That meeting was held on June 19, 2014, just days before the Family Dollar Board decided to enter into exclusive negotiations with Dollar Tree. During the June 19 meeting, although noting that the timing was not optimal for Dollar General, our representatives expressed more than once our interest in exploring a combination with Family Dollar. At no time during this meeting did Mr. Levine indicate that there was a process, that there was any urgency to act or that there were discussions with another potential buyer. In fact, Mr. Levine’s response to specific questions posed by our representatives gave us quite the opposite impression. Had we left the meeting with the belief that a sale of Family Dollar was imminent, we assure you that our course of action would have been different.

At that meeting, the Dollar General representatives communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time). It is surprising, then, that, according to the Form S-4, your board was considering at that time a proposal in that range from Dollar Tree, and yet no representative of Family Dollar followed up with any representative of Dollar General after that meeting and before entering into the merger agreement with Dollar Tree.

This lack of engagement is puzzling. Regrettably, as a result, we are now forced to factor a $305 million break-up fee into our offer – consideration that could have been better used to maximize value for the Family Dollar shareholders.

Nonetheless, we have presented you with a superior proposal for your shareholders (although perhaps not for Mr. Levine personally), and we urge you to evaluate our proposal on its merits considering this full set of facts and in keeping with your obligation to consider first and foremost the best interests of your shareholders.

Finally, we have heard the media reports in which unnamed sources close to Family Dollar are claimed to have expressed concern about antitrust matters relating to a potential acquisition by Dollar General. As we stated in our offer letter, we have engaged experienced counsel and an economist and have conducted extensive review and analysis of these matters, and we are confident that we will be able to quickly and efficiently resolve any potential antitrust issues. In fact, we believe that the number of store divestitures contained in our offer letter is more than sufficient to take this issue completely off the table. We remain ready to share with your counsel the conclusions of our extensive antitrust work once you have taken the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions.

We urge the Family Dollar Board of Directors to act in the best interests of the Family Dollar shareholders and take the necessary steps to enter into discussions with us.

Sincerely,

/s/ Rick Dreiling
Rick Dreiling
Dollar General Corporation
Chairman and Chief Executive Officer

On August 21, 2014, Family Dollar issued a press release indicating that the Board had unanimously rejected Dollar General’s proposal on the basis of antitrust regulatory considerations. The text of the press release was as follows:

FAMILY DOLLAR BOARD OF DIRECTORS REJECTS PROPOSAL FROM DOLLAR GENERAL BASED ON ANTITRUST ISSUES

FAMILY DOLLAR BOARD REAFFIRMS RECOMMENDATION IN SUPPORT OF MERGER AGREEMENT WITH DOLLAR TREE

MATTHEWS, NC – August 21, 2014 – Family Dollar Stores, Inc. (NYSE: FDO) announced today that its Board of Directors has unanimously rejected the non-binding proposal made by Dollar General Corporation (NYSE: DG) on the basis of antitrust regulatory considerations. In addition, the Family Dollar Board unanimously reaffirmed its recommendation in support of the merger agreement with Dollar Tree, Inc. (NASDAQ:DLTR).

In negotiating the merger agreement with Dollar Tree, the Family Dollar Board ensured that the agreement permits the Board, consistent with its fiduciary duties, to negotiate with, provide due diligence materials to, and even terminate the merger agreement to enter into a new agreement with, a competing bidder. However, as is customary, the Board may commence negotiations and due diligence access only if, among other factors, the Board determines that a proposal from a competing bidder is reasonably expected to lead to a superior proposal that “is reasonably likely to be completed on the terms proposed.” The Family Dollar Board, after consultation with its financial and legal advisors who have conducted an extensive antitrust analysis, determined that the Dollar General proposal fails to satisfy this requirement. The Board’s decision follows the unanimous recommendation of a committee of four non-management independent directors that has been overseeing the Company’s consideration and exploration of strategic alternatives since January 2014. This committee consists of Glenn A. Eisenberg; Ed Garden; George R. Mahoney, Jr.; and Harvey Morgan.

Howard R. Levine, Chairman and CEO of Family Dollar, stated, “Our Board of Directors, with the assistance of outside advisors and consultants, has been carefully analyzing the antitrust issues in a potential combination with Dollar General since the beginning of this year, as detailed in the Company’s preliminary proxy statement that was filed by Dollar Tree with the SEC on August 11. Our Board reviewed, with our advisors, all aspects of Dollar General’s proposal and unanimously concluded that it is not reasonably likely to be completed on the terms proposed. Accordingly, our Board rejects Dollar General’s proposal and reaffirms its support for the pending merger with Dollar Tree.”

Mr. Levine continued, “I would also like to note that Dollar General’s letter, sent late last night, contained blatant mischaracterizations and did nothing to address the antitrust issues in Dollar General’s proposal.”

Ed Garden, a co-founder and partner at Trian Fund Management, L.P., a large shareholder of the Company, said, “Consistent with its fiduciary duties, the Company’s Board has sought to maximize shareholder value while considering the certainty of closing a transaction. The CEO of Dollar General said he believes that antitrust is not a risk but did not put forth a proposal that eliminates regulatory risk for Family Dollar shareholders. Given the significant antitrust issues involved with Dollar General’s proposal, we will not jeopardize the Dollar Tree deal for a transaction with Dollar General that has a high likelihood of not closing due to antitrust considerations. We remain fully committed to the Dollar Tree transaction.”

Prior to signing the merger agreement, the Family Dollar Board, working with its advisors, engaged a number of times since February 2013 with Dollar General, referred to in the preliminary proxy statement as Company A. In January 2014, representatives of Dollar General postponed and then cancelled a scheduled meeting with Family Dollar and said they would be in touch in the spring of 2014. As further detailed in the preliminary proxy statement, the Family Dollar Board, working with its advisors, initiated a strategic review in January 2014, which included an extensive antitrust analysis of a combination with Dollar General by the Company’s outside legal advisors and an econometric consultant. Family Dollar contacted Dollar General on June 9, 2014, to request that the companies’ respective antitrust lawyers meet to discuss antitrust law perspectives on a Family Dollar/Dollar General business combination. Dollar General declined to schedule a discussion on antitrust issues. A meeting was scheduled between the parties on June 19, 2014. Prior to that meeting, a number of shareholders (including the Company’s largest shareholder at the time) and analysts publicly stated that a sale of the Company should or would occur imminently. At the June 19 meeting, representatives of Dollar General stated that they were not interested in pursuing a strategic transaction at that time. At the time of the June 19 meeting, Family Dollar was bound by a customary non-disclosure agreement with Dollar Tree that prohibited disclosure of the existence of any discussions with Dollar Tree.

Glenn A. Eisenberg, chair of the committee of non-management independent directors overseeing Family Dollar’s consideration and exploration of strategic alternatives since January, commented, “The directors have been diligent in their approach to the process that led up to the merger agreement with Dollar Tree and believe the Dollar Tree transaction offers substantial and certain value to our stockholders.”

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Family Dollar and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel.

Also on August 21, 2014, Dollar General issued a press release reaffirming its commitment to acquire Family Dollar. Dollar General did not offer any modification to its proposal in the press release.

On August 23, 2014, Mr. Old sent a letter to Mr. Snyder expressing concern that press reports, about Family Dollar’s willingness to engage with Dollar General if Dollar General made certain concessions relating to its proposal, may be the result of activity by Family Dollar or its representatives that was inconsistent with Family

Dollar’s no-solicitation undertaking in the Dollar Tree merger agreement. On August 26, 2014, Mr. Snyder responded to Mr. Old by reconfirming Family Dollar’s commitment to continued compliance with such undertaking and noting that Dollar Tree had consented to the following statement by Mr. Garden in Family Dollar’s press release of August 21, 2014: “The CEO of Dollar General said he believes that antitrust is not a risk but did not put forth a proposal that eliminates regulatory risk for Family Dollar shareholders.”

On September 2, 2014, Dollar General sent a letter to the Board setting forth a revised non-binding, unsolicited proposal to acquire all of the outstanding shares of Family Dollar common stock for $80.00 in cash. In addition to the increased consideration, the letter indicated that Dollar General would be prepared to commit to divest only up to 1,500 retail stores in order to obtain requisite antitrust approvals and agree to pay a $500 million “reverse termination fee” in the event the requisite antitrust approvals could not be obtained. The text of the letter was as follows:

Dollar General Corporation

100 Mission Ridge

Goodlettsville, TN 37072

U.S.A.

September 2, 2014

Board of Directors

Family Dollar Stores, Inc.

10401 Monroe Road

Matthews, North Carolina 28201

To the Board of Directors of Family Dollar Stores, Inc.:

We were extremely disappointed that our superior all-cash proposal was rejected by the Family Dollar Board of Directors without any discussions between our companies. We are confident that if the Family Dollar Board had agreed to engage with us and our counsel regarding the results of our extensive antitrust analysis, you would have concluded that our proposal is reasonably capable of being completed on the terms proposed. Despite our disappointment, we remain committed to completing a transaction that will provide your shareholders with superior value to the existing agreement with Dollar Tree and immediate and certain liquidity for their shares.

Antitrust Matters

Our antitrust analysis began well over a year ago and has included all of the major analyses that we would expect the Federal Trade Commission (“FTC”) and its economist to perform in connection with a review of this proposed transaction. Since making our proposal on August 18, we have continued to refine our antitrust analysis with our experienced antitrust counsel and Compass Lexecon, our economist, and can confirm that this additional work has only increased our confidence in our ability to complete the proposed transaction and that the 700 store divestiture commitment in our prior proposal provided more than sufficient cushion to clear any FTC review.

In addition, to further validate our analysis, we have engaged Richard Feinstein of Boies, Schiller & Flexner LLP to independently review our thorough antitrust work. As you may know, until June of 2013 Mr. Feinstein was the Director of the Bureau of Competition at the FTC. After a review of our work completed to date, Mr. Feinstein has informed us that he concurs in our view that the transaction can be completed on the terms previously proposed.

Given our advisors’ experience, as well as the extensive analysis we have performed, we have the highest confidence that our antitrust analysis and conclusions are correct. This leads us to believe that perhaps Family Dollar’s advisors are analyzing this transaction as if it were a potential grocery store merger or utilizing data that tells a story much different than Dollar General’s documents and data.

This proposed transaction is not a traditional grocery store merger, and we do not believe that the FTC will take this approach. Rather, as outlined further below, we believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip.

Additionally, although we do not yet have visibility to Family Dollar’s documents and data, we do not believe that those documents and data will be the focus of the FTC’s review. Instead, we believe that, as the acquirer, Dollar General’s documents will be much more important to the FTC, and those documents and data will demonstrate, among other things, that:

•	Walmart, not Family Dollar, is the primary driver regarding Dollar General’s strategic and pricing decisions;

•	Approximately 75% of Dollar General’s SKUs are nationally priced (i.e., not subject to zone pricing);

•	Dollar General views the competitive market broadly, factoring in a wide variety of retail outlets, including mass, club, drug and grocery, as well as independent retailers, each of which acts as a competitive constraint on Dollar General’s pricing;

•	Each of the above retail outlets sells the sort of items that Dollar General sells, and there is nothing unique about these products; and

•	Dollar General is a fill-in shop/trip, not a destination or stock-up shop/trip. Dollar General’s customers are going to their primary destination stores weekly and have access to all of the same SKUs which are available for fill-in at Dollar General.

We look forward to the time when our companies and their advisors are able to discuss these matters more openly with one another once you have taken the appropriate steps under your existing merger agreement to allow that to happen.

Revised Offer

We have listened carefully to the reasons you articulated for the rejection of our proposal and, while we disagree with your rationale, we are revising our previous proposal in an effort to further demonstrate our commitment to a transaction with Family Dollar. To that end, we hereby revise our proposal as follows:

1.	We agree to pay the Family Dollar shareholders $80.00 per share in cash for all outstanding shares, an amount that provides even more value and immediate liquidity for their shares. Our revised proposal provides Family Dollar’s shareholders with approximately $640 million of additional aggregate value over Dollar Tree’s offer and represents a premium of 31.9% over the closing price of $60.66 for Family Dollar stock on the day prior to the Dollar Tree announcement.

2.	As discussed above, based on the extensive work and analysis performed by our experienced antitrust counsel and economist, we do not believe that we would be ordered to divest more than the number of stores contained in our original offer (i.e., 700), if that many, and we believe that after we have shared that analysis with your counsel, you will agree. Nonetheless, to provide you with a concrete proposal that indisputably allows you to engage with us under the terms of your existing merger agreement and to demonstrate our commitment to this proposed transaction and the value it brings to Family Dollar shareholders, we are willing to agree to divest up to 1,500 stores, a commitment that provides you with even greater assurance that this transaction is capable of being completed on the terms proposed.

3.	As further evidence of our confidence in our ability to obtain the required antitrust approvals on the terms we have proposed, we also will agree to pay a $500 million “reverse break-up fee” to Family Dollar to eliminate any concerns you have about our ability to obtain such approvals and further increase the certainty of closing.

Our revised proposal is not subject to any financing condition. Goldman Sachs and Citigroup Global Markets Inc. have agreed to provide committed financing for all of the financing necessary to consummate a transaction. The remaining terms of our prior proposal, including permitting Family Dollar to pay its customary quarterly dividend consistent with past practices through closing, continue to apply.

The Board of Directors of Dollar General has unanimously approved this revised proposal and has authorized us to proceed expeditiously.

Your existing agreement with Dollar Tree permits you to engage in discussions with us if you believe that our proposal “is reasonably likely to lead to a Company Superior Proposal” and does not require you to actually determine our proposal is, at this time, a Company Superior Proposal. There is no question that our proposal is economically superior to the existing transaction with Dollar Tree. While we believe your antitrust analysis has led you to a misplaced initial conclusion regarding the number of divestitures that may be required, we believe that the foregoing enhanced proposal and commitments should sufficiently address any concerns that led you to reject our prior proposal as “not reasonably likely to be completed on the terms proposed” and that, with these revised terms, the Family Dollar Board should engage with us. Only by engaging with us can you ensure that you have fulfilled your duty to your shareholders to be well-informed and that you have acted in the best interests of your shareholders to maximize the value of their shares.

As we noted in our previous letter, we and our advisors stand ready to meet with you and your advisors to discuss our revised proposal immediately. We have engaged Goldman, Sachs & Co. as our financial advisor and Simpson Thacher & Bartlett LLP as our legal advisor in connection with this transaction.

Please note that this letter is not meant to, and does not, create or constitute any legally-binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally-binding agreement between us regarding the proposed transaction unless and until we enter into a definitive merger agreement with you.

Given the details of our revised proposal, we are certain that you will conclude that our revised proposal is a “Company Superior Proposal” and you will take the appropriate steps under your existing merger agreement with Dollar Tree to enable us to begin discussions so that we may enter into a definitive merger agreement. However, in the event you refuse to engage with us regarding our revised proposal, we will consider taking our persuasive and superior proposal directly to your shareholders, as we are firmly committed in our belief that a combination of our companies is in their best interests.

We look forward to hearing from you.

Sincerely,

/s/ Rick Dreiling
Rick Dreiling
Dollar General Corporation
Chairman and Chief Executive Officer

Also on September 2, 2014, Family Dollar issued a press release confirming its receipt of Dollar General’s revised proposal and noting that, consistent with its fiduciary duties and subject to the terms of the Dollar Tree merger agreement, the Board, in consultation with its legal and financial advisors, would review and consider the revised proposal.

Later in the day on September 2, 2014, the Family Dollar board committee met, together with members of senior management and representatives of Morgan Stanley and Cleary Gottlieb, to review the revised proposal from Dollar General. At the meeting, the directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and management, reviewed the revised proposal and the objective of maximizing value for stockholders while complying with the Board’s obligations under the Dollar Tree merger agreement. In addition, the directors reviewed with Cleary Gottlieb analyses, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General, taking into account the terms of Dollar General’s revised proposal and including insights based on recent communications with the FTC. During the course of the meeting, Mr. Levine received a letter from Mr. Sasser stating that, due to antitrust and other concerns, Dollar Tree was of the belief that the revised Dollar General proposal did not provide a basis for Family Dollar to engage with Dollar General without committing a violation of Family Dollar’s obligations under the Dollar Tree merger agreement. The letter also stated that Dollar Tree was willing to amend the Dollar Tree merger agreement to provide for a “hell or high water” antitrust commitment from Dollar Tree. Following discussion and after further consultation with its advisors, the board committee met in executive session without Mr. Levine or other members of management present and resolved to recommend to the Board that the Board reject the revised Dollar General proposal and determine that, on the basis of antitrust regulatory considerations, Dollar General’s revised proposal was not reasonably expected to lead to a superior proposal that “is reasonably likely to be completed on the terms proposed,” as would be required by the Dollar Tree merger agreement in order for Family Dollar to commence negotiations with and provide due diligence access to Dollar General. The board committee also resolved to recommend to the Board that it accept Dollar Tree’s offer to amend the Dollar Tree merger agreement to provide for the proposed “hell or high water” antitrust commitment from Dollar Tree.

On September 4, 2014, Mr. Sasser sent Mr. Levine a revised letter which explained that the “hell or high water” commitment referred to in Dollar Tree’s September 2, 2014 letter was a commitment to divest any and all stores required by the antitrust regulators.

Also on September 4, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to review the revised proposal from Dollar General and the letters received from Dollar Tree and decide upon next steps. At the meeting, the directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and management, reviewed the revised proposal and the objective of maximizing value for stockholders while complying with the Board’s obligations under the Dollar Tree merger agreement. In addition, the directors reviewed with Cleary Gottlieb analyses, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General, taking into account the terms of Dollar General’s revised proposal and including insights based on recent communications with the FTC. The considerations taken into account by the Board included that (i) Family Dollar was already deeply involved in the FTC’s review of its transaction with Dollar Tree, (ii) the FTC’s antitrust analysis in retail mergers was well established, (iii) the FTC had already seen extensive evidence that Dollar General is a major factor in Family Dollar’s pricing, (iv) there was a substantial risk that the FTC would assert that a transaction between Family Dollar and Dollar General would lead to higher pricing, regardless of how Dollar General sets its own prices, (v) Dollar General did not assert that Family Dollar has no effect on its prices, (vi) Dollar General had acknowledged its similarity to Family Dollar, (vii) the FTC would review the potential impact of the transaction on competition in very narrow local geographies, the sheer number of local retail overlaps would be among the greatest the FTC has ever reviewed and such a detailed review of so many local geographic areas would likely result in a prolonged review process, and (viii) Family Dollar and Dollar Tree anticipated receiving a “second request” from the FTC. The directors also reviewed and discussed, in consultation with the advisors, a draft amendment to the Dollar Tree merger agreement that would provide for the commitment from Dollar Tree to divest as many stores as necessary or advisable to obtain antitrust clearance of the Dollar Tree merger. Representatives of Morgan Stanley confirmed the continued applicability of their financial analyses, from July 27, 2014, of the Dollar Tree merger. The Board then discussed the increased certainty in obtaining FTC clearance for a Dollar Tree – Family Dollar combination provided by Dollar Tree’s new commitment, as well as the uncertainty associated with obtaining FTC clearance of a Dollar General – Family Dollar combination on the terms proposed by Dollar General. Following such discussion and after further consultation with its advisors, the

Board unanimously determined that Dollar General’s revised proposal was not reasonably expected to lead to a superior proposal and rejected the revised proposal on the basis of antitrust regulatory considerations, approved Family Dollar’s entry into the merger agreement amendment and reaffirmed its recommendation in support of the amended merger agreement with Dollar Tree. Later that day, Family Dollar and Dollar Tree entered into Amendment No. 1 to the Dollar Tree merger agreement, pursuant to which Dollar Tree committed to divest as many stores as necessary or advisable to obtain antitrust clearance of the Dollar Tree merger.

On September 5, 2014, Family Dollar issued a press release indicating that the Board had unanimously rejected Dollar General’s proposal on the basis of antitrust regulatory considerations. The text of the press release was as follows:

FAMILY DOLLAR BOARD OF DIRECTORS REJECTS REVISED PROPOSAL FROM

DOLLAR GENERAL BASED ON ANTITRUST ISSUES

FAMILY DOLLAR BOARD REAFFIRMS RECOMMENDATION IN SUPPORT OF TRANSACTION WITH DOLLAR TREE

DOLLAR TREE COMMITS TO DIVEST AS MANY STORES AS

REQUIRED FOR ANTITRUST APPROVAL

DOLLAR TREE TRANSACTION EXPECTED TO CLOSE AS EARLY AS

END OF NOVEMBER

MATTHEWS, NC – September 5, 2014 – Family Dollar Stores, Inc. (NYSE:FDO) announced today that its Board of Directors has unanimously rejected the revised, non-binding proposal made by Dollar General Corporation (NYSE:DG) on September 2, 2014, on the basis of antitrust regulatory considerations.

Family Dollar’s merger agreement with Dollar Tree contains a customary provision that permits Family Dollar to enter into discussions and share information with any competing bidder, but only if the Board is able to determine that failure to do so would be inconsistent with its fiduciary duties and that the unsolicited, written proposal from the competing bidder would be reasonably expected to lead to a proposal that is not only financially superior, but also “reasonably likely to be completed on the terms proposed.”

Howard R. Levine, Chairman and CEO of Family Dollar, said, “Our Board of Directors, with the assistance of outside advisors and consultants, reviewed all aspects of Dollar General’s revised proposal and unanimously concluded that it is not reasonably likely to be completed on the terms proposed. There is a very real and material risk that the transaction proposed by Dollar General would fail to close, after a lengthy and disruptive review process. Accordingly, our Board has rejected Dollar General’s revised proposal and reaffirmed its support of the transaction with Dollar Tree, which delivers attractive value in the form of immediate upfront cash and upside participation in a combined Dollar Tree-Family Dollar entity, as well as closing certainty.”

Ed Garden, a Family Dollar director and co-founder and Chief Investment Officer at Trian Fund Management, L.P., a large shareholder of the Company, stated, “We are focused on delivering to Family Dollar shareholders the highest value with certainty, and the Dollar Tree transaction does just that. Dollar Tree has taken the antitrust risk off the table by committing to divest as many stores as necessary to obtain antitrust clearance. We remain fully committed to the Dollar Tree transaction.”

Mr. Garden continued, “Dollar General’s revised proposal, on the other hand, does not eliminate regulatory risk for Family Dollar shareholders. Dollar General has repeatedly stated that antitrust is not a risk, yet they have put forth proposals that require Family Dollar shareholders to bear the ultimate risk. Receiving a reverse breakup fee with an after-tax value of less than $3 a share does virtually nothing to compensate the Family Dollar shareholders for assuming that risk.”

The Family Dollar Board’s unanimous determination to reject Dollar General’s revised proposal and to accept Dollar Tree’s commitment to divest as many stores as required for antitrust approval follows the unanimous recommendation of a committee of four non-management independent directors that has been overseeing the Company’s consideration and exploration of strategic alternatives since January 2014. This committee consists of Glenn A. Eisenberg, Ed Garden, George R. Mahoney, Jr., and Harvey Morgan.

Understanding the Antitrust Risks

In rejecting Dollar General’s revised proposal, the Family Dollar Board took into account, after consultation with its outside advisors, the following considerations:

•	Federal Trade Commission (“FTC”) Review. Family Dollar, unlike Dollar General, is already deeply involved in the FTC’s review of its transaction with Dollar Tree and has seen first-hand the issues and types of evidence that the FTC is focusing on, all of which have completely confirmed its regulatory analysis.

•	The FTC’s antitrust analysis in retail mergers is well established. The FTC examines specific evidence – actual pricing data, pricing policies, and internal company documents – to determine whether a transaction is likely to lead to higher consumer prices. The mere fact that other retailers sell the same products is not a sufficient defense if these other retailers do not impose the same pricing constraints that the parties to the proposed merger impose on each other. Specifically, the FTC asks what would happen under each of the merging parties’ current pricing policies if the parties no longer had to compete with each other. In the past, where merging parties have used “zone pricing” to lower prices only in local geographies where they compete with each other, the FTC has taken the position that prices will go up post-merger and has challenged or blocked mergers on that basis.

•	The FTC has already seen extensive evidence that Dollar General is a major factor in Family Dollar’s pricing. Far more than 1,500 Family Dollar stores are in zones where pricing is based solely on the presence of local Dollar General stores, and thousands more are in zones where pricing is based on both Dollar General and Wal-Mart stores nearby. The FTC’s antitrust policy guidelines and precedents and Family Dollar’s first-hand experience with the FTC over the last several weeks confirm the serious risk that the FTC will take the position that Family Dollar’s pricing policies would immediately lead to higher prices in thousands of locations if Dollar General were no longer an independent competitor.

•	There is a substantial risk that the FTC will assert that a transaction between Family Dollar and Dollar General will lead to higher pricing, regardless of how Dollar General sets its own prices. The FTC’s Horizontal Merger Guidelines and consistent enforcement policy make clear that it will look at both sides of the equation – how Dollar General affects Family Dollar’s pricing, and vice versa. Dollar General’s assertion that the FTC will only focus on its documents and pricing policies is incorrect and misleading.

•	Dollar General does not assert that Family Dollar has no effect on its prices. Rather, Dollar General says that its own pricing is driven “primarily” by Wal-Mart. Presumably the limited nature of Dollar General’s statement is because some of Dollar General’s prices are set based on Family Dollar, particularly in the thousands of local areas where Wal-Mart is absent. Dollar General indicates that around 25% of SKUs may be priced based on local pricing zones. The FTC will likely be concerned that these prices will increase due to the transaction, and much more than 25% of the volume and revenue may be impacted, as Family Dollar believes that Dollar General uses zone pricing for many high-volume or high-revenue SKUs. Thus, the volume and revenue associated with these zone priced SKUs may be much more significant than the number of zone priced SKUs.

•	Dollar General has acknowledged its similarity to Family Dollar. Richard Dreiling, Dollar General’s Chief Executive Officer, complicated the antitrust defense of its own proposal considerably by publicly suggesting, at the time of the initial proposal, that Family Dollar is a more important competitor to Dollar General than even the small format Wal-Mart stores: “I will tell you [Wal-Mart has] opened up several [new stores] against us. In all honesty, the hit we’ve taken on those so far has actually been less than what happens when a Family Dollar opens up.”

•	The FTC will review the potential impact of the transaction on competition in very narrow local geographies since, as Dollar General notes, the FTC will evaluate competition for “fill-in” trips. A Dollar General merger with Family Dollar would involve nearly 20,000 stores, and the sheer number of local retail overlaps would be among the greatest the FTC has ever reviewed. Dollar General and Family Dollar compete in thousands of local geographies, with more than 6,000 Family Dollar stores competing with a Dollar General store within three miles. Many of these stores – far more than 1,500 – do not have a Wal-Mart within the same distance. The FTC’s detailed review of so many local geographic areas would likely result in a prolonged review process. Further, the FTC will likely give this proposed transaction particularly close scrutiny because both Dollar General and Family Dollar focus on selling basic needs at low prices to lower-income customers. Finally, before approval, the FTC would likely require that Dollar General find a divestiture buyer and negotiate and execute an acceptable divestiture agreement. The divestiture buyer would need to be an entity that would be able to maintain the pre-merger competitive impact of these stores. All told, the FTC’s review of a Dollar General acquisition could take close to a year or longer if the transaction ends up in litigation.

•	Family Dollar and Dollar Tree anticipate receiving a request for additional information (“Second Request”) from the FTC. A Second Request has been expected, even though Dollar Tree and Family Dollar, unlike Dollar General and Family Dollar, have very different business models, generally sell different products, are not close competitors, and have limited geographic overlap. In addition, Dollar Tree’s role in Family Dollar’s pricing is insignificant. The fact that a Second Request is expected for the Dollar Tree transaction clearly shows the very close scrutiny a Dollar General transaction would receive.

Morgan Stanley & Co. LLC is serving as exclusive financial advisor to Family Dollar and Cleary Gottlieb Steen & Hamilton LLP is serving as legal counsel.

Also on September 5, 2014, Family Dollar and Dollar Tree issued a joint press release announcing their entry into Amendment No. 1 to the Dollar Tree merger agreement, that the two companies accelerated their expectations for a closing date for the merger to as early as the end of November 2014 and that they expected the FTC to issue a “second request” for additional information in connection with the merger on September 8, 2014.

Later that day, Dollar General issued a press release stating that it remained committed to acquiring Family Dollar and that it was evaluating its next steps. Dollar General did not offer any modification to its proposal in the press release.

On September 8, 2014, Family Dollar and Dollar Tree each received a “second request” for additional information from the FTC in connection with Dollar Tree’s pending acquisition of Family Dollar. A more detailed description of the second request is provided in the section entitled “Item 8. Additional Information—Regulatory Issues in Connection with the Dollar Tree Merger.”

On September 10, 2014, Dollar General commenced its unsolicited tender offer.

On September 15, 2014, the Board met, with senior management and representatives from Cleary Gottlieb and Morgan Stanley present, to review the Offer and decide upon next steps. At the meeting, the directors, in consultation with representatives of Morgan Stanley, Cleary Gottlieb and management, reviewed the Offer and the objective of maximizing value for stockholders while complying with the Board’s obligations under the Dollar Tree merger agreement. In addition, the directors reviewed with Cleary Gottlieb analyses of the Offer and, from antitrust law perspectives, of possible business combination transactions with Dollar Tree and Dollar General, taking into account the terms of Dollar General’s Offer and including insights based on recent communications with the FTC. The considerations taken into account by the Board are discussed in greater detail in the section entitled “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and included discussion of the fact that it would be impossible for any shares to be accepted by Dollar General at the Offer’s scheduled expiration date. At the meeting, Mr. Garden conveyed Trian’s concern about the Offer’s condition that Trian sign a tender and support agreement that would render Trian unable to transfer its shares of Family Dollar stock for an extended period of time. This view was based on the current uncertainties, including the antitrust regulatory risks, of the Offer and the potential length of time it might take to overcome those risks before the Offer could close. Following these discussions and after further consultation with its advisors, the Board unanimously determined that neither the Offer nor the proposal contained within the Offer was either a Company Superior Proposal (as defined in the Dollar Tree merger agreement) or reasonably expected to lead to a Company Superior Proposal, and recommended that Family Dollar stockholders reject the Offer and not tender their shares pursuant to the Offer, and reaffirmed its recommendation in support of the Dollar Tree merger agreement.

On October 1, 2014, Dollar General amended the Offer to, among other things, extend the expiration date to October 31, 2014.

On October 10, 2014, the FTC issued a “second request” in connection with its review of the Offer.

Reasons for Recommendation

The Board unanimously recommends that Family Dollar stockholders (i) reject the Offer and not tender their shares into the Offer and (ii) vote “for” adoption of the Dollar Tree merger agreement.

In reaching its decision on September 15, 2014 to (i) recommend that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, and in reaching its decision on October 13, 2014 to (i) reaffirm its recommendation that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, the Board, as described above in the section entitled “Item 4. The Solicitation or Recommendation—Background of the Offer”, met, consulted with Family Dollar’s senior management and its legal and financial advisors at Cleary Gottlieb and Morgan Stanley, and considered a number of factors, including its knowledge of the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of each of Family Dollar, Dollar Tree and Dollar General (taking into account the results of Family Dollar’s due diligence of Dollar Tree and publicly available information with respect to Dollar General), as well as the risks in achieving those prospects (including uncertainties associated with implementing Family Dollar’s stand-alone strategic plan and achieving the related internal financial forecasts), the analyses, from antitrust law perspectives, of potential combinations of Family Dollar with Dollar Tree and Dollar General, respectively, prepared by Cleary Gottlieb with input from its economic consultant, NERA Economic Consulting, feedback from the FTC received in connection with the FTC’s review of the Dollar Tree merger, and the anticipated effects of the transaction contemplated by the Dollar Tree merger agreement, on the one hand, and the transaction contemplated by the Dollar General Offer, on the other hand.

In recommending that Family Dollar stockholders reject the Offer and not tender their shares into the Offer, the various factors that the Board considered included, among others and not necessarily in order of relative importance:

1.	The Offer is not reasonably likely to be consummated on the terms proposed due to antitrust regulatory considerations.

•	The Offer is subject to antitrust clearance under the HSR Act

•	No Shares may be accepted for tender until HSR clearance occurs

•	Dollar Tree has taken the antitrust risk off the table by committing to divest as many stores as necessary to obtain antitrust clearance of the Dollar Tree transaction

•	Dollar General’s refusal to eliminate antitrust regulatory risk indicates that Dollar General is aware of the risk and is unwilling to bear this risk

•	Family Dollar is already deeply involved in the FTC’s review of its transaction with Dollar Tree and has seen first-hand the issues and types of evidence that the FTC is focusing on, all of which have confirmed Family Dollar’s regulatory analysis

•	The FTC will review the potential impact of the transaction in narrow local geographies

•	The FTC will analyze each merger party’s pricing data, documents and policies to determine if either party’s prices are likely to increase as a result of the transaction

•	Dollar General and Family Dollar have nearly identical store formats and product mixes

•	More than 6,000 Family Dollar stores compete with a Dollar General store within 3 miles

•	Far more than 1,500 of these stores do not have a Wal-Mart within the same 3-mile distance

•	The same is true for distances other than 3 miles

•	The FTC is likely to take the position that Family Dollar’s pricing model would immediately lead to higher prices in thousands of locations if Dollar General was no longer an independent competitor

•	Far more than 1,500 Family Dollar stores are in zones where pricing is based solely on the presence of local Dollar General stores

•	Thousands of additional Family Dollar stores are in zones where pricing is based on both Wal-Mart and Dollar General stores nearby

•	The stock keeping units (“SKUs”) subject to zone pricing account for approximately half of Family Dollar’s revenues

•	Family Dollar also often bases its non-zoned prices on Dollar General’s pricing

•	Dollar General states that its prices are based “primarily” on Wal-Mart, but fails to state the degree to which its prices are based on Family Dollar:

•	Presumably the limited nature of Dollar General’s statement is because some of Dollar General’s prices are set based on Family Dollar, particularly in thousands of local areas where Wal-Mart is absent

•	Dollar General’s CEO stated on August 18, 2014 that Family Dollar has a greater effect on Dollar General than even small format Wal-Mart stores: “I will tell you [Wal-Mart has] opened up several [new stores] against us. In all honesty, the hit we’ve taken on those so far has actually been less than what happens when a Family Dollar opens up.” This statement by Dollar General risks enhancing FTC concerns that Dollar General and Family Dollar constrain each other’s prices, even in areas where Wal-Mart is present, and that prices will rise if there is a combination of Dollar General and Family Dollar

•	Dollar General indicates that around 25% of its SKUs may be priced based on local pricing zones:

•	This 25% likely represents well over 25% of Dollar General’s volumes/revenues

•	Family Dollar regularly price-checks Dollar General’s high volume SKUs and has found significant price variation by geography, indicating local pricing

•	The FTC will likely be concerned that these prices will increase if the Offer were consummated

2.	The Dollar Tree merger has a very high likelihood of receiving HSR clearance, and Dollar Tree has agreed to divest all the stores that are necessary or advisable to obtain HSR clearance.

•	The Board, based on consultations with its antitrust counsel, after taking into account feedback from the FTC and considering the commitment by Dollar Tree to make all store divestitures that are necessary or advisable, has determined that there is a very high likelihood that the Dollar Tree merger will receive antitrust clearance.

3.	The Dollar Tree merger may be in a position to close before the end of calendar year 2014, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation.

•	Based on discussions with Dollar Tree and the FTC, we believe that the Dollar Tree merger could be in a position to close by as early as December, although we cannot provide assurance as to timing as a number of factors may cause the closing date for the Dollar Tree merger to extend into the new year.

•	The Offer may take substantially longer to close. On October 10, 2014, the FTC issued a “second request” in connection with its review of the Offer. Responding to the “second request” will require providing a large amount of information and data and can be expected to take two to six months.

•	After this initial two to six-month period during which Dollar General is complying with the “second request”, there could be a subsequent period that may last up to six months before closing of the Offer even if (i) the FTC were to decide not to sue to block the transaction and (ii) Dollar General were willing to divest whatever assets, properties and rights were required by the FTC. During this subsequent period, Dollar General would engage in advocacy with the FTC and negotiate an agreement as to the assets, properties and rights to divest. Then, if there is an agreement successfully reached with the FTC on divestitures and therefore no litigation with the FTC, Dollar General would have to find a buyer for the divested assets and properties and execute agreements with respect to all the divestiture transactions. The buyer of the divested assets and properties would have to be approved by the FTC. Given the FTC’s policies, all of these actions would likely need to occur before the Offer can close and Dollar General can acquire any tendered shares. This timeline may stretch out as long as a year, even assuming there is no litigation with the FTC. Litigation between Dollar General and the FTC would make the timeline to clearance of the Offer considerably longer.

4.	Dollar General has not made any commitment to extend the Offer long enough to permit the HSR Condition to be satisfied.

•	Dollar General is obligated to make good on the Offer so long as the Offer is outstanding. But once the Offer expires on October 31, 2014 without the HSR Condition having been satisfied, Dollar General is free to walk away from the Offer.

•	Even though Dollar General is likely aware that it will take several months, at best, to obtain HSR clearance, there is no commitment by Dollar General to extend and keep open the Offer until Dollar General has resolved the HSR clearance process.

•	Even if Dollar General continuously extends the Offer over the many months until HSR clearance occurs, Dollar General may adversely modify the terms of its Offer, including the price, in connection with any of these extensions of the Offer.

•	Dollar Tree is bound by the Dollar Tree merger agreement and cannot walk away except under narrowly specified circumstances set forth in the merger agreement. Dollar General, on the other hand, may elect to walk away from the Offer after any scheduled expiration date for the Offer and has not made any commitment to the contrary.

5.	The Offer may be designed to cause the stockholders of Family Dollar to refrain from approving the Dollar Tree merger and harm Family Dollar’s business, rather than to result in a successful acquisition of Family Dollar by Dollar General.

•	On June 19, 2014, Dollar General indicated to Family Dollar that it was not interested in a strategic transaction with Family Dollar at that time.

•	The announcement of Mr. Dreiling’s retirement on June 27, 2014 reinforced the message delivered on June 19 by representatives of Dollar General that Dollar General was not interested in a business combination transaction with Family Dollar at that time.

•	There are potential commercial advantages to Dollar General arising from prevention of the Dollar Tree merger.

•	Despite Dollar General’s statement that it has taken “this issue [of antitrust risk] completely off the table”, Family Dollar stockholders continue to bear antitrust risk under the Offer.

•	Dollar General’s antitrust approval process has been delayed because Dollar General failed to file with the FTC until Dollar General commenced the Offer and Dollar General elected a longer 30-day waiting period rather than the 15-day waiting period applicable to a cash tender offer.

•	No shares tendered in the Offer will be purchased by Dollar General on the scheduled expiration date.

•	On October 10, 2014, the FTC issued a “second request” in connection with its review of the Offer. This has extended the waiting period under the HSR Act to 11:59 pm on the 30th day after substantial compliance with the second request, which can be expected to take two to six months. Thus, the extended HSR waiting period will not even have expired by the Offer’s scheduled expiration date.

6.	The Dollar Tree merger agreement prohibits Family Dollar from engaging in discussions with or providing information to Dollar General.

•	The Dollar Tree merger agreement expressly prohibits Family Dollar from engaging in discussions with or providing information to Dollar General.

•	The Dollar Tree merger agreement permits discussions and the provision of access to information only if, among other criteria, Dollar General makes a proposal that is reasonably expected to lead to a superior proposal that is reasonable likely to be consummated on the terms proposed.

•	The Offer is not reasonably likely to be consummated on the terms proposed due to antitrust regulatory considerations and therefore the Dollar Tree merger agreement prohibits Family Dollar from engaging in discussions with or providing information to Dollar General.

•	This prohibition is entirely customary for merger agreements, and was important to Dollar Tree’s willingness to execute the merger agreement.

7.	In addition to the HSR Condition, the Offer is subject to numerous other conditions that detract materially from the Offer’s certainty, including the following conditions.

•	Merger Agreement Condition – Dollar General and Family Dollar must have entered into a definitive merger agreement in form and substance satisfactory to Dollar General in its reasonable discretion. Dollar General, so long as it is acting within its “reasonable discretion,” may unilaterally control whether this condition can be satisfied. Dollar General has reserved for itself the ability to effectively render the Offer moot simply by exercising its reasonable discretion. Dollar Tree, on the other hand, is locked into the Dollar Tree merger agreement with only narrowly crafted termination rights.

•	Tender and Support Agreement Condition – Dollar General, Trian and Howard Levine must have entered into tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion. Dollar General, so long as it is acting within its “reasonable discretion,” may unilaterally control whether this condition can be satisfied. Dollar General has reserved for itself the ability to effectively render the Offer moot simply by exercising its reasonable discretion.

8.	The Dollar Tree merger will deliver substantial and certain value to Family Dollar’s stockholders.

•	Approximately 20% of the consideration in the Dollar Tree merger consists of stock of the combined company, which stock is expected to generate value based on the Board’s consideration of:

•	Results of Family Dollar’s due diligence investigation of Dollar Tree and the reputation, business practices and experience of Dollar Tree and its management;

•	How the combined company may be able to help address Family Dollar’s strategic vulnerabilities and increase competitiveness with other competitors in the industry; and

•	How the combined company is expected to enhance operating efficiencies and generate meaningful synergies after combining their operations

•	The stock component of the merger consideration in the Dollar Tree merger will allow Family Dollar’s stockholders to participate in the benefits of the anticipated synergies from the transaction following the closing of the Dollar Tree merger, while the cash portion of the merger consideration will provide liquidity and certainty of value upon the consummation of the Dollar Tree merger

•	The stock portion of the merger consideration in the Dollar Tree merger is subject to a 10% collar mechanism which helps protect the value of the stock consideration during the pendency of the transaction

•	The merger consideration in the Dollar Tree merger as of July 25, 2014 represented an approximately 28% premium to Family Dollar’s common stock’s unaffected closing price of $58.04 on April 4, 2014, the last trading day before Carl Icahn began accumulating Family Dollar stock

•	The merger consideration finally agreed to in the Dollar Tree merger was the result of successive, negotiated increases by Dollar Tree from its original proposed merger consideration of $68.00 to $70.00 per share of Family Dollar common stock

•	Morgan Stanley rendered its opinion to the Board on July 27, 2014 to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its opinion, the consideration to be received by the holders of shares of Family Dollar common stock (other than shares owned or held in treasury by Family Dollar or any of its direct or indirect wholly owned subsidiaries or owned by Dollar Tree or merger sub or as to which dissenters’ rights have been perfected) pursuant to the Dollar Tree merger agreement was fair from a financial point of view to such holders, as more fully described in the section entitled “The Merger—Opinion of Family Dollar’s Financial Advisor” of the Proxy Statement/Prospectus; and presentations by Morgan Stanley of financial analyses at subsequent Board meetings that were similar to the financial analyses presented by Morgan Stanley on July 27, 2014

Additional Factors Considered by the Board

In addition to the factors set forth above, in reaching its decision on July 27, 2014 and September 4, 2014 to approve, and declare advisable, the Dollar Tree merger agreement and resolving that it recommends (and its subsequent decisions, on August 20, 2014, September 5, 2014, September 15, 2014 and October 13, 2014, to reaffirm its recommendation) that Family Dollar’s stockholders adopt the Dollar Tree merger agreement, the Board considered various factors that weighed positively in favor of the Dollar Tree merger agreement, the Dollar Tree merger and the other transactions contemplated by the Dollar Tree merger agreement including, among others and not necessarily in order of relative importance:

•	Possibility that, if the Dollar Tree merger agreement were terminated and a transaction with Dollar General did not obtain antitrust clearance, neither Dollar Tree nor any other third party would be interested in acquiring Family Dollar or, if interested, would be willing to pay consideration that is equivalent to or greater than the consideration Family Dollar stockholders would receive in the Dollar Tree merger

•	That, if Dollar General did not obtain antitrust clearance, the $500 million reverse break-up fee would only provide Family Dollar stockholders about $3 per share of after tax value

•	The present value of the consideration that would be received if the Offer were to be consummated is less than $80.00 per share due to the lengthy period that is expected in the event the Offer receives HSR clearance

•	Potential strategic alternatives available to Family Dollar, including the possibility of remaining a stand-alone entity, and the assessment of the Board, in consultation with Morgan Stanley, senior management and Cleary Gottlieb, that no other alternatives reasonably available to Family Dollar at that time were likely to create greater value for Family Dollar stockholders than the Dollar Tree merger, particularly in recognition of the ongoing risks that Family Dollar faces in an industry with intense competition

•	Risk that Family Dollar’s performance may not meet and in recent quarters had not met market expectations, which could adversely affect the trading range of Family Dollar’s share price, and that Family Dollar’s performance may not meet publicly available Wall Street projections or internal forecasts

•	Strategic vulnerabilities facing Family Dollar’s business, in particular with respect to the risks associated with competing with competitors that may have better purchasing power and execution capabilities, and an enhanced ability to lower expenses and leverage costs

•	Despite a number of statements by high profile, activist stockholders and reports by prominent research analysts to the effect that Family Dollar is or should be in play for a near-term strategic transaction or sale of the company, neither Family Dollar nor Morgan Stanley (which had been highlighted in a number of press releases over the last few years as financial advisor to Family Dollar) received, before execution of the Dollar Tree merger agreement, any inbound inquiries in recent years other than the unsolicited proposal from Trian to acquire the company at $55 to $60 in cash, which proposal was subsequently withdrawn; the inquiry from Dollar General, which was followed by a statement on June 19, 2014 that Dollar General was not interested in a transaction at that time; the inquiry from Dollar Tree; and occasional communications between representatives of private equity sponsors and senior management, which communications consisted primarily of informal discussions of market trends and failed to include any proposal or indication of plans to make a proposal for a transaction with Family Dollar

•

Determination, based on consultations with and consideration of presentations by Morgan Stanley and senior management, that there was an absence of a likelihood that strategic acquirors, other than Dollar Tree and Dollar General, would be either interested in acquiring Family Dollar or able to offer comparable value to what Dollar Tree or Dollar General could pay due to a number of factors, including commitments to organic growth (given the Board’s understanding, based on consultations with Morgan Stanley which drew upon its experience with and knowledge of companies in the retail sector, that potential strategic acquirors have committed to a strategy of opening additional stores rather than growing through acquisitions), lack of strategic fit (given that many potential strategic acquirors are retail outlets, such as convenience stores and grocery stores, that have some similarities to Family Dollar’s business model but are operated with different strategic focuses and therefore would be ill-suited to a business combination transaction with Family Dollar), and integration challenges (given that Family Dollar is among the largest retail operations in the United States, with more than 8,200 retail stores and over 58,000 employees, and that integrating a company of such a magnitude would raise numerous challenges, including integration of supply and distribution chains and logistics, information technology systems, sourcing of products and relationships with suppliers, and workforce and cultural integration)

•	Determination, based on consultations with and consideration of presentations by Morgan Stanley and senior management, that a leveraged buyout by financial sponsors would face serious challenges due to the magnitude of the purchase price to acquire Family Dollar, the need for a number of private equity firms to form a consortium for any leveraged buyout of Family Dollar to occur and the need for the size of the equity investment to be larger than that seen in private equity buyouts happening under current conditions, as well as the difficulty that financial sponsors would have matching the purchase price that a strategic company in the retail sector, such as Dollar Tree, would pay for Family Dollar due to the materially different levels of synergies that a strategic company, such as Dollar Tree, would reap relative to a financial sponsor

•	Historical trading prices of Family Dollar common stock and Dollar Tree common stock

•	Although Mr. Levine had entered into an employment agreement with Dollar Tree, his financial incentives, due to his beneficially owning over 8% of the outstanding shares of Family Dollar common stock, dictate that he favor a transaction with the highest per share merger consideration

•	Financial value of the merger consideration Mr. Levine would receive in the Offer would exceed, by approximately $42 million, the financial value to Mr. Levine of the Dollar Tree merger’s merger consideration and post-closing employment arrangements, described in this Statement in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Incentive Plan; Employment, Severance and Retention Agreements—Retention Letter with Mr. Levine.” In addition, the additional merger consideration received by Mr. Levine in the Offer would likely be subject to more favorable tax treatment than the benefits under his post-closing employment arrangements with Dollar Tree and his merger consideration in the Offer would not be subject to any of the transfer restrictions that Dollar Tree required Mr. Levine accept

•	Mr. Garden’s financial incentives, due to Trian’s beneficially owning over 7% of the outstanding shares of Family Dollar common stock, dictate that Mr. Garden favor a transaction with the highest per share merger consideration

•	Financial value of the merger consideration Trian would receive in the Offer would exceed, by approximately $46 million, the financial value to Trian of the Dollar Tree merger’s merger consideration

•	The financial incentives of other members of the Board, in light of their ownership of Family Dollar shares, dictate that they favor a transaction with the highest per share merger consideration. For more detail, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Consideration Pursuant to the Offer” and pages 54-56 of the 2013 Proxy Statement, which is filed as Exhibit (e)(1) to this Statement.

•	Dollar Tree merger agreement permits Family Dollar, subject to certain limitations, to continue to operate in the ordinary course of business during the period prior to completion of the Dollar Tree merger

•	Probability that the other conditions to completion of the merger would be satisfied prior to the end date

•	Right of the stockholders of Family Dollar with respect to the Dollar Tree merger to demand a judicial appraisal of the “fair value” (as defined in Section 262 of the DGCL) of their shares (as more fully described in the section entitled “Item 8. Additional Information—Appraisal Rights in Connection with the Dollar Tree Merger” in this Statement)

•	Dollar Tree merger is subject to the approval of the stockholders of Family Dollar, who will be free to approve or reject the Dollar Tree merger, while the Dollar Tree merger is not subject to the conditionality and execution risk of any required approval by Dollar Tree’s stockholders

•	Financial and other terms and conditions of the Dollar Tree merger agreement and the transactions contemplated thereby, including the commitments to obtain antitrust clearance provided by Dollar Tree and the absence of a financing condition, were the product of arm’s-length negotiations between the parties and provided reasonable assurances that the Dollar Tree merger would ultimately be consummated on a timely basis

•	Absence of a requirement for an approval by Dollar Tree’s stockholders means that the Dollar Tree merger agreement is not subject to the risk that third parties, particularly Dollar General, could impede the consummation of the Dollar Tree merger by making a bid for Dollar Tree conditioned on Dollar Tree’s abandonment of the merger with Family Dollar

•	Absence of any limitation in the Dollar Tree merger agreement on the right of Family Dollar to obtain an order of specific performance to force Dollar Tree to comply with its obligation to consummate the Dollar Tree merger once the closing conditions are satisfied even if Dollar Tree’s financing is not available and the absence from the Dollar Tree merger agreement of a reverse termination fee structure or other cap on damages in the event that Dollar Tree breaches its obligation to consummate the Dollar Tree merger even if such failure arises from the unavailability of financing

•	Terms of the Dollar Tree merger agreement would not preclude or otherwise limit any third party with financial capability and strategic interest from pursuing a potential superior proposal with Family Dollar. In this regard the Board considered the ability of the Board, in certain circumstances, to change its recommendation to Family Dollar stockholders in favor of the merger and to terminate the Dollar Tree merger agreement to enter into a superior proposal, subject to certain matching rights of Dollar Tree and payment of a $305 million termination fee.

In deciding to reaffirm its recommendation in favor of the Dollar Tree merger agreement, the Board also considered in its deliberations a number of uncertainties and risks and other potentially negative factors concerning the Dollar Tree merger agreement, the Dollar Tree merger and the other transactions contemplated by the Dollar Tree merger agreement, including the following (not necessarily in order of relative importance):

•	Because approximately 20% of the merger consideration in the Dollar Tree merger is payable in shares of Dollar Tree common stock, Family Dollar stockholders will be adversely affected by any decrease prior to completion of the Dollar Tree merger in the trading price of Dollar Tree common stock below the 10% floating exchange ratio collar, and will in such circumstances receive less value for their shares upon completion of the Dollar Tree merger

•	Because approximately 80% of the merger consideration in the Dollar Tree merger is payable in cash and the stock component of the merger consideration in the Dollar Tree merger is subject to a 10% floating exchange ratio collar, it is possible that Family Dollar stockholders will not share in the entire amount of any increase prior to completion of the Dollar Tree merger in the trading price of Dollar Tree common stock

•	Receipt of the merger consideration in exchange for shares of Family Dollar common stock pursuant to the Dollar Tree merger will generally be a taxable transaction for U.S. federal income tax purposes

•	The Offer (i) would, if it were successfully completed, provide for merger consideration of $80.00 in cash per share, (ii) contemplates the parties entering into a merger agreement substantially similar to the Dollar Tree merger agreement (including the absence of any financing condition) subject to certain key differences (including the lack of a commitment by Dollar General to divest as many stores as necessary or advisable to obtain antitrust clearance, a $500 million “reverse break-up fee” payable by Dollar General if antitrust clearance is not obtained, and Family Dollar’s being permitted by Dollar General to pay its regular quarterly dividend until closing rather than just once as provided for in the Dollar Tree merger agreement), and (iii) includes executed financing commitments to cover all of Dollar General’s required financing

•	Potential length and uncertainty of the regulatory approval process and, consequently, the period during which Family Dollar may be subject to restrictions in the Dollar Tree merger agreement regarding the operation of its business and during which time management’s attention may be diverted and the potential for employee attrition, together with the associated cost from adopting a retention plan intended primarily to reduce the likelihood of such employee attrition

•	Restrictions on the conduct of Family Dollar’s business prior to the consummation of the Dollar Tree merger, requiring Family Dollar to conduct its business only in the ordinary course of business and subject to specific limitations, which may prevent or delay Family Dollar from undertaking business opportunities that may arise during the term of the Dollar Tree merger agreement, whether or not the Dollar Tree merger is consummated

•	If the Dollar Tree merger is not completed as a result of regulatory impediments or other reasons, Dollar Tree will not be obligated to pay any “reverse termination fee”

•	Due to the insistence of Dollar Tree that its proposal be kept strictly confidential and that it be given an adequate period in which to conduct due diligence and negotiate the terms of the Dollar Tree merger agreement, Family Dollar entered into the Dollar Tree merger agreement after an approximately five week exclusivity period; although the Dollar Tree merger agreement does permit Family Dollar, subject to compliance with the terms and conditions of the Dollar Tree merger agreement, to respond to unsolicited acquisition proposals that constitute or are reasonably expected to lead to a superior proposal

•	Provisions of the Dollar Tree merger agreement could have the effect of discouraging third party offers for Family Dollar, including the restriction on Family Dollar’s ability to solicit third party proposals for alternative transactions, Dollar Tree’s match rights, and the possibility of having to pay Dollar Tree a $305 million fee under certain circumstances as more fully described in the section entitled “The Merger Agreement—Termination of the Merger Agreement—Termination Fee” of Annex B hereto

•	Risk that, if Family Dollar’s stockholders do not adopt the Dollar Tree merger agreement at the special meeting of Family Dollar’s stockholders, Family Dollar will have to reimburse Dollar Tree for its out-of-pocket expenses not to exceed $90 million

•	Significant costs involved in connection with entering into the Dollar Tree merger agreement and the substantial time and effort of management required to complete the Dollar Tree merger, which may disrupt Family Dollar’s business operations

•	Risk that synergies may not be realized or may not be captured by the combined businesses to the extent and within the timeframe expected

•	Risks and challenges inherent in the combination of two businesses of the size, scope and complexity of Family Dollar and Dollar Tree, including unforeseen difficulties in integrating operations and systems and difficulties integrating employees

•	Potential effect on Family Dollar’s business and business relationships as a result of the announcement of the Dollar Tree merger and the uncertainty regarding whether or not the Dollar Tree merger will be completed

•	Despite the efforts of Dollar Tree and Family Dollar, and even if the Dollar Tree merger is approved by Family Dollar stockholders, the Dollar Tree merger may not be completed or may be delayed

•	Some of Family Dollar’s directors and executive officers have other interests in the Dollar Tree merger that are in addition to their interests as Family Dollar stockholders, including the manner in which they would be affected by the Dollar Tree merger (as more fully described in the sections entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Director Compensation,” “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Incentive Plan; Employment, Severance and Retention Agreements” and “Item 8. Additional Information— Information Regarding Golden Parachute Compensation” of this Statement)

•	Dollar Tree may incur indebtedness of up to $8.2 billion in connection with the Dollar Tree merger together with a revolving commitment for an additional $1.25 billion, which debt may adversely affect the combined company’s results of operations and cash flows following the Dollar Tree merger

•	Under the Dollar Tree merger agreement, Family Dollar is not permitted to engage in share buybacks or pay dividends (other than a single cash dividend of $0.31 in the first quarter of fiscal year 2015), which will result in any cash generated by Family Dollar during the period between the execution of the Dollar Tree merger agreement and closing of the Dollar Tree merger benefiting the stockholders of the combined company, rather than solely the Family Dollar stockholders, if the Dollar Tree merger is consummated

•	Various other risks associated with the Dollar Tree merger and the business of Family Dollar, Dollar Tree and the combined company described in the section entitled “Risk Factors” of the Proxy Statement/Prospectus.

The Board determined that overall these potential risks and uncertainties were outweighed by the benefits that the Board expects to achieve for its stockholders as a result of the Dollar Tree merger. The Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The foregoing discussion of the information and factors that the Board considered is not intended to be exhaustive, but is meant to include the material factors that the Board considered in (i) recommending that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirming its recommendation that Family Dollar’s stockholders adopt the Dollar Tree merger agreement. In view of the complexity and wide variety of factors that the Board considered, the Board did not find it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors considered. In addition, individual members of the Board may have given different weights to different factors.

The foregoing description of Family Dollar’s consideration of the factors supporting its determination to (i) recommend that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the Dollar Tree merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Item 8. Additional Information—Cautionary Statement Regarding Forward-Looking Statements” of this Statement.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT FAMILY DOLLAR STOCKHOLDERS (I) REJECT THE OFFER AND NOT TENDER THEIR SHARES INTO THE OFFER AND (II) VOTE “FOR” ADOPTION OF THE DOLLAR TREE MERGER AGREEMENT AND EACH OF THE OTHER PROPOSALS PRESENTED TO FAMILY DOLLAR STOCKHOLDERS IN THE PROXY STATEMENT/PROSPECTUS.

Intent to Tender

To the knowledge of Family Dollar after making reasonable inquiry, none of Family Dollar’s directors or executive officers or any affiliate or subsidiary of Family Dollar currently intends to tender any Shares in the Offer or sell any Shares that such person or entity holds of record or beneficially owns.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Persons Retained to Make Solicitations or Recommendations in Connection with the Offer

Family Dollar has retained Morgan Stanley to act as financial advisor to Family Dollar in connection with the Dollar Tree merger and related matters.

Morgan Stanley acted as financial advisor to the Board in connection with the Dollar Tree merger and, under the terms of its engagement letter, has received $6 million upon the announcement of the Dollar Tree merger for serving in this capacity. In addition, for serving in this capacity, Morgan Stanley will be entitled to receive (i) approximately $36.9 million upon the consummation of the Dollar Tree merger or (ii) should Family Dollar consummate certain other sales transactions involving Family Dollar, including the Offer, a transaction fee equal to 0.46% of the aggregate consideration paid (including the debt of Family Dollar assumed) and less the $6 million fee already paid in connection with the announcement of the Dollar Tree merger. Family Dollar has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services, including fees of outside counsel and other professional advisors. In addition, Family Dollar has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. In the two years prior to July 27, 2014, Morgan Stanley and its affiliates have provided financing services for Family Dollar and have received fees of less than $500,000 in the aggregate in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Family Dollar, Dollar Tree and Dollar General in the future and expects to receive fees for the rendering of these services.

Family Dollar has engaged MacKenzie to provide consulting, analytic, information agent and proxy solicitor services in connection with the Offer and the Special Meeting. Family Dollar has agreed to pay customary compensation for such services. In addition, Family Dollar has agreed to reimburse MacKenzie for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Family Dollar has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer and the Dollar Tree merger. Family Dollar has agreed to pay customary compensation for such services. In addition, Family Dollar has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as described above, neither Family Dollar nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Dollar Tree merger or the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Statement by Family Dollar or, to Family Dollar’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

(i) through dividend reinvestment under the Family Dollar Stores, Inc. Employee Stock Purchase Plan, in which certain officers purchased a fraction of a share;

(ii) 13,795 Shares received by James C. Snyder upon exercise of stock options granted under the Incentive Plan;

(iii) Shares received by executive officers upon the vesting of performance share rights (“PSRs”) granted under the Incentive Plan, in each case, net of withholding of a number of Shares for tax purposes, as indicated below; and

(iv) stock options and restricted stock units relating to Shares granted under the Incentive Plan, in each case, subject to vesting conditions, as indicated below:

Name	Shares Received from Vested PSRs	Granted Stock Options	Granted Restricted Stock Units
Howard Levine	25,525	78,095	26,648
Jason Reiser	1,285	8,225	2,806
James Snyder	1,995	4,935	1,684
Barry Sullivan	3,801	8,225	2,806
Bryan Venberg	2,091	4,935	1,684
Mary Winston	4,338	10,280	3,507

Item 7.	Purposes of the Transaction, Plans or Proposals.

A description of the Dollar Tree merger agreement is set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The Dollar Tree Merger” above.

For the reasons discussed in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation” above, the Board, by the unanimous vote of all of its directors, at meetings held on September 15, 2014 and October 13, 2014, reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

Except as set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, Family Dollar is not now undertaking or engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Family Dollar’s securities by Family Dollar, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Family Dollar or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Family Dollar or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Family Dollar.

Except as described above or otherwise set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Family Dollar’s securities by Family Dollar, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Family Dollar or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Family Dollar or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Family Dollar.

Notwithstanding the foregoing, the Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8.	Additional Information.

Regulatory Issues in Connection with the Offer

Under the HSR Act and the rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

According to the Offer to Purchase and information from the FTC, pursuant to the requirements of the HSR Act, Dollar General filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 10, 2014. According to the Offer to Purchase, Dollar General elected to file for the waiting period applicable to a one-step merger transaction rather than the shorter waiting periods applicable to cash tender offers. Accordingly, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 30 days following such filing, unless such 30th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Dollar General. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 30 days after Dollar General and Family Dollar certify substantial compliance with such request. Thereafter, such waiting period can be extended or the Offer enjoined only by agreement or court order. Family Dollar filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 25, 2014.

According to the Offer to Purchase, Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act. Please see the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for more information regarding conditions to the Offer. Subject to certain circumstances described in the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Dollar General’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by any other antitrust regulator, the Offer may, but need not, be extended.

The Antitrust Division and the FTC routinely assess the potential competitive effects of transactions reported under the HSR act such as the acquisition of Shares by Offeror pursuant to the Offer and the Dollar General merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, divestiture of the Shares purchased pursuant to the Offer or the divestiture of assets of Dollar General, Offeror, Family Dollar or their respective subsidiaries. Private parties and state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. Please see the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A attached hereto for certain conditions to the Offer, including conditions with respect to certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, or a private party has commenced or threatens to commence an action or proceeding against the Offer or Dollar General merger as a result of which any of the conditions described in the section entitled “Item 2. Identity and Background of Filing Person—The Conditions to the Offer” and Annex A would not be satisfied.

According to the Offer, if the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, Dollar General and Offeror, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Dollar General merger while such discussions are ongoing. Certain state attorneys general have notified Family Dollar that they will be investigating the competitive effects of the acquisition of Shares by Offeror pursuant to the Offer and the Dollar General merger.

Regulatory Issues in Connection with the Dollar Tree Merger

For a description of regulatory clearances required for the Dollar Tree merger pursuant to the Dollar Tree merger agreement, reference is made to Annex E hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex E is incorporated herein by reference and qualifies the foregoing in its entirety. On September 4, 2014, pursuant to Amendment No. 1 to the Dollar Tree merger agreement, Dollar Tree committed to divest as many stores as necessary or advisable to obtain antitrust clearance for the Dollar Tree merger. This summary does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit (e)(22) to this Statement and is hereby incorporated herein by reference.

Appraisal Rights in Connection with the Offer

Stockholders do not have appraisal rights as a result of the Offer. However, if the Offer is successful and the Dollar General merger is consummated, stockholders of Family Dollar who do not tender their Shares in the Offer, continue to hold Shares at the time of consummation of the Dollar General merger, neither vote in favor of the Dollar General merger nor consent thereto in writing and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with interest, if any, to be paid upon the amount determined to be fair value (all such Shares, collectively, the “Dissenting Shares”). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of such merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of such merger and the date of payment of the judgment. Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Dollar General merger. Moreover, Dollar General may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Dollar General merger. A stockholder may withdraw its, his or her demand for appraisal by delivering to the surviving corporation a written withdrawal of such demand for appraisal and acceptance of the Dollar General merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED WITH RESPECT TO THE DOLLAR GENERAL MERGER AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY. IF THE OFFER IS SUCCESSFUL AND THE DOLLAR GENERAL MERGER IS CONSUMMATED, STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a complete copy of which is attached as Annex F hereto.

Appraisal Rights in Connection with the Dollar Tree Merger

For a description of appraisal rights pursuant to the DGCL with respect to the Dollar Tree merger, reference is made to Annex G hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex G is incorporated herein by reference and qualifies the foregoing in its entirety.

Other Law Applicable to the Offer

General. According to the Offer to Purchase, based on Dollar General’s examination of publicly available information filed by Family Dollar with the SEC and other publicly available information concerning Family Dollar, Dollar General is not aware of any governmental license or regulatory permit that appears to be material to Family Dollar’s business that might be adversely affected by Dollar General’s acquisition of Shares pursuant to the Offer or, except as set forth below and in the section entitled “Item 8. Additional Information—Regulatory Issues in Connection with the Offer” and “Item 8. Additional Information—Appraisal Rights in Connection with the Offer” above, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Dollar General’s acquisition or ownership of Shares pursuant to the Offer. According to the Offer to Purchase, should any such approval or other action be required or desirable, Dollar General currently contemplates that, except as described below in the section entitled “Item 8. Additional Information—Other Law Applicable to the Offer—Other State Takeover Statutes,” such approval or other action will be sought. According to the Offer to Purchase, except as described above in the section entitled “Item 8. Additional Information—Regulatory Issues in Connection with the Offer,” Dollar General has, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Family Dollar’s business or certain parts of Family Dollar’s business might not have to be disposed of, any one of which could cause Dollar General to elect to terminate the Offer without the purchase of Shares thereunder. Dollar General’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in the section entitled “Item 2. Identity and Background of Filing Person—Conditions to the Offer” and Annex A attached hereto.

Delaware Back-End Merger Statute. Section 251(h) of the DGCL provides that, following the consummation of a tender offer, approval by the stockholders of a constituent corporation (the “target corporation”) will not be required to authorize the subsequent merger if certain requirements are met, including that: the merger agreement must expressly permit or require that the merger will be effected pursuant to Section 251(h) and must provide that the merger shall be effected as soon as practicable following the consummation of the tender offer if such merger is effected under Section 251(h); the corporation making the tender offer (the “purchaser”) must consummate a tender offer for any and all outstanding shares (subject to certain exceptions permitted by Section 251(h)) on the terms provided in the merger agreement that, absent Section 251(h), would be entitled to vote on the adoption or rejection of the merger agreement; following the consummation of the tender offer, the shares irrevocably accepted for purchase or exchange pursuant to such tender offer and received by the depository prior to the expiration of such tender offer, plus the shares otherwise owned by the purchaser, equals at least that percentage of stock of the target corporation that, absent Section 251(h) would be required to adopt the merger agreement by the DGCL or the target corporation’s certificate of incorporation; the purchaser must merge with or into the target corporation pursuant to the merger agreement; and the outstanding shares of stock of the target corporation that are the subject of the tender offer and not irrevocably accepted for purchase or exchange in the tender offer must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation irrevocably accepted for purchase or exchange in the tender offer. The Merger Agreement Condition requires that any definitive merger agreement executed in respect of the Dollar General merger expressly state that the Dollar General merger is governed by Section 251(h). According to the Offer to Purchase, Offeror intends to effect the Dollar General merger without prior notice to, or any action by, any stockholder of Family Dollar promptly following the consummation of the Offer. Section 251(h) of the DGCL is relatively new, having become effective on August 1, 2013 and amended on August 1, 2014, and it may be subject to challenges or unexpected interpretations.

Delaware Business Combination Statute. Family Dollar is subject to the provisions of Section 203 of the DGCL (“Section 203”), which imposes certain restrictions on business combinations involving Family Dollar. If the Section 203 Condition is not satisfied but Dollar General elects, in its sole discretion, to consummate the Offer, Section 203 could significantly delay Dollar General’s ability to acquire the entire equity interest in Family Dollar. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning fifteen percent (15%) or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the Dollar General merger, for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation); or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66  2⁄3%) of the outstanding voting stock not owned by the interested stockholder.

According to the Offer to Purchase, Dollar General reserves the right to waive the Section 203 Condition, although there can be no assurance that Dollar General will do so, and Dollar General has not determined whether they would be willing to do so under any circumstances. If Dollar General waives such condition and purchases Shares pursuant to the Offer or otherwise and Section 203 is applicable, Dollar General may nevertheless seek to consummate a merger or other business combination with Family Dollar. According to the Offer to Purchase, on the other hand, if Dollar General waives the Section 203 Condition and purchases Shares pursuant to the Offer or otherwise, and is prevented by Section 203 from consummating a merger or other business combination with Family Dollar for any period of time, Dollar General may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Family Dollar. According to the Offer to Purchase, Dollar General has not determined whether they would take any of the actions described above under such circumstances.

According to the Offer to Purchase, the exact timing and details of any merger or other similar business combination involving Family Dollar will necessarily depend upon a variety of factors, including if and when Family Dollar enters into a definitive merger agreement with Dollar General and the number of Shares Dollar General acquires pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. applicable to the purchase of Shares pursuant to the Offer or the Dollar General merger expire or are terminated or obtained, as applicable. According to the Offer to Purchase, although Dollar General currently intends to complete the Dollar General merger, it is possible that, as a result of substantial delays in their ability to effect such a transaction, actions Family Dollar may take in response to the Offer, information Dollar General obtains after making the Offer, changes in general economic or market conditions or in the business of Family Dollar or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned, or may be proposed on different terms. According to the Offer to Purchase, Dollar General reserves the right not to complete a merger or other similar business combination with Family Dollar or to propose such a transaction on terms other than those described above, and specifically reserves the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Family Dollar, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described in the Offer to Purchase, Dollar General does not know whether any of these laws will, by their terms, apply to the Offer or the Dollar General merger or other business combination between Dollar General or any of Dollar General’s affiliates and Family Dollar, and Dollar General has not made efforts to comply with any such laws. According to the Offer to Purchase, to the extent that certain provisions of these laws purport to apply to the Offer or the Dollar General merger or other business combination, Dollar General believes that there are reasonable bases for contesting such laws.

According to the Offer to Purchase, if any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between Dollar General or any of their affiliates and Family Dollar, Dollar General will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, Dollar General might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Dollar General may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, Dollar General may not be obligated to accept for payment or pay for any tendered Shares. Please see the section entitled “Item 2. Identity and Background of Filing Person—Conditions to the Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

Applicable U.S. Federal Law. Any merger or other similar business combination with Family Dollar would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the Offer Price, Dollar General may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Family Dollar and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

Litigation

Shareholder Class Action Suits. On July 31, 2014, a putative class action lawsuit was filed against Family Dollar, its directors, Dollar Tree and Merger Sub in the Delaware Court of Chancery, under the caption Shiva Y. Stein v. Family Dollar Stores, Inc., et al., C.A. No. 9985. On August 11, 2014, a second putative class action was filed against Family Dollar, its directors, Dollar Tree and Merger Sub in the Delaware Court of Chancery, under the caption Darrell Wickert v. Family Dollar Stores, Inc., et al., C.A. No. 10025. The named plaintiff in the Stein action filed an amended complaint on August 22, 2014, and the named plaintiff in the Wickert action filed an amended complaint on August 25, 2014. On August 26, 2014, the Stein and Wickert actions were consolidated under the caption In re Family Dollar Stores, Inc. Stockholder Litig., C.A. No. 9985-CB. A third putative shareholder class action was filed on September 3, 2014, under the caption Stuart Friedman v. Family Dollar Stores, Inc., C.A. No. 10080. On September 11, 2014, the Friedman action was consolidated into the case captioned In re Family Dollar Stockholder Litig., C.A. No. 9985-CB.

Each of the above pleadings alleges generally that the members of the Board breached their fiduciary duties in connection with the Dollar Tree merger by, among other things, carrying out a process that the plaintiffs allege did not ensure adequate and fair consideration to Family Dollar’s stockholders. The complaints further allege that Family Dollar and Dollar Tree aided and abetted the individual defendants’ alleged breaches of their fiduciary duties. The plaintiffs seek equitable relief to enjoin consummation of the Dollar Tree merger, rescission of the Dollar Tree merger and/or rescissory damages, and attorneys’ fees and costs.

On August 28, 2014, the plaintiffs in the consolidated action filed motions for expedited proceedings and for a preliminary injunction enjoining the acquisition. On September 3, 2014, the plaintiffs in the consolidated action filed a motion for a temporary restraining order to enjoin the Rights Agreement and to direct the Board to deem the terms of Dollar General’s proposal sufficient to warrant entering into negotiations with Dollar General under the terms of the Dollar Tree merger agreement. At a hearing on September 10, 2014, the Delaware Court of Chancery concluded that the temporary restraining order application did not merit scheduling a hearing to consider such relief, and declined to do so. At the same hearing, the Delaware Court of Chancery declined to then schedule a hearing on the plaintiffs’ motion for a preliminary injunction, directed the parties to commence document discovery, and denied the plaintiffs’ request to commence the taking of depositions.

Family Dollar, its directors, Dollar Tree and Merger Sub believe that these lawsuits are without merit.

Information Regarding Golden Parachute Compensation

Golden Parachute Payments

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of Family Dollar (as disclosed in the 2013 10-K) that is based on, or otherwise relates to, the Offer. The plans or arrangements pursuant to which such payments would be made consist of the Employment Agreement, the Severance Agreements, the Incentive Plan Guidelines, the Incentive Plan, the Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Long Term Incentive Performance Share Rights Awards (the “PSR Guidelines”) and the respective equity awards specifying the terms and conditions of each award. No named executive officer will receive any pension or nonqualified deferred compensation enhancement, nor any tax reimbursement, that is based on or otherwise relates to the Offer.

The potential payments in the table below are based on the following assumptions:

•	The relevant price per share of Family Dollar common stock is $80.00, which is the amount per share each shareholder will receive pursuant to the Offer;

•	The closing date for the Offer is August 31, 2014, which is the assumed date of the closing solely for purposes of this disclosure; and

•	The named executive officers of Family Dollar were terminated by Family Dollar without “cause” or by the executive officer under circumstances which would constitute “good reason” (as such terms are defined in the relevant agreements), in either case immediately following the assumed closing date of August 31, 2014.

The amounts shown are estimates based on multiple assumptions and do not reflect certain compensation actions that could occur before the actual closing date. As a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following tables, footnotes and discussion. For purposes of this discussion, “single-trigger” refers to benefits that would arise solely from the closing of the Dollar General merger and “double-trigger” refers to benefits that would require two conditions, which are the closing of the Dollar General merger as well as a termination of employment without cause or for good reason within two years following the closing date.

Although Michael K. Bloom, Paul G. White and Charles S. Gibson, respectively Family Dollar’s former President and Chief Operating Officer, Chief Merchandising Officer and Vice President – Supply Chain, whose employment with Family Dollar ended on January 8, 2014, July 10, 2013 and April 30, 2013 respectively, are still considered named executive officers under Item 402(t), they are not included in the following tables because they would not be entitled to any additional benefits as a result of the Offer.

Named Executive Officer	Cash ($)(1)	Equity($) (2)	Perquisites / Benefits(3) ($)	Total ($)
Howard R. Levine	7,440,594	11,630,219	13,104	19,083,917
Mary A. Winston	1,499,206	1,396,578	13,104	2,908,888
Barry W. Sullivan	1,446,424	1,298,900	13,104	2,758,428
James C. Snyder, Jr.	960,553	788,610	13,104	1,762,267

(1)	Cash. Represents (i) the value of the named executive officer’s pro-rated annual bonus payable pursuant to the Incentive Plan and Incentive Plan Guidelines, assuming termination without cause or for good reason immediately following the closing (double-trigger), and (ii) cash severance payments payable under the Employment Agreement and Severance Agreements assuming a termination without cause or for good reason within two years following the closing (double-trigger and paid in a lump sum within 30 days of termination). The same pro-rata bonus amounts would be payable on a single-trigger basis in the event that such awards are not assumed in connection with the Dollar General merger. Details of the payments are shown in the following supplementary table:

Named Executive Officer	Severance ($)	Pro-Rated Bonus ($)	Total ($)
Howard R. Levine	6,060,594	1,380,000	7,440,594
Mary A. Winston	1,221,456	277,750	1,499,206
Barry W. Sullivan	1,202,224	244,200	1,446,424
James C. Snyder, Jr.	794,553	166,000	960,553

(2)	Equity. Represents the amount to be received by each named executive officer in respect of outstanding performance share rights and stock options granted under the Incentive Plan and the PSR Guidelines assuming termination without cause or for good reason immediately following the closing (double-trigger). The same amounts would be payable on a single-trigger basis in the event that awards granted under the Incentive Plan are not assumed in connection with the Dollar General merger. Stock options are valued at the excess of the assumed price per share of Family Dollar common stock over the applicable per share exercise price. Performance share rights are valued based on the assumed price per share multiplied by the number of shares deemed to be earned under the performance share right award based on the greater of the deemed achievement of all relevant performance goals at target level and the actual level of achievement of all relevant performance goals against target as of Family Dollar’s last fiscal quarter end preceding the closing date (prorated for the number of days within the performance period that have elapsed prior to the closing date). Details of the payments are shown in the following supplementary table:

Named Executive Officer	Performance Share Rights ($)	Stock Options ($)	Total ($)
Howard R. Levine	6,170,189	5,460,030	11,630,219
Mary A. Winston	906,138	490,440	1,396,578
Barry W. Sullivan	835,106	463,794	1,298,900
James C. Snyder, Jr.	413,072	375,538	788,610

(3)	Perquisites/Benefits. Represents an amount equal COBRA premiums for an 18-month period payable under the Employment Agreement and Severance Agreements assuming a termination without cause or for good reason within two years following the closing. (double-trigger, payable monthly, except with regard to Mr. Levine for whom the benefit is paid in a lump sum).

Additional Narrative Description of Arrangements

In connection with the adoption of the Employment Agreement and the Severance Agreements, Family Dollar adopted, and affected officers have agreed to the application of, a policy with respect to severance payments made following a change in control. Pursuant to that policy, if the payments to be made to an officer are “parachute payments” pursuant to Section 280G of the Code and are subject to the excise tax imposed under Section 4999 of the Code, then the severance benefit will be either: (i) the amount the executive would receive with no adjustment to the severance benefit; or (ii) the severance benefit reduced to the extent that would result in no portion of the severance benefit being subject to excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt of the greater after-tax amount of severance payments, notwithstanding that all or some portion of such severance payment may be taxable under Section 4999 of the Code. This provision benefits Family Dollar by potentially reducing the amount of payments that otherwise could be subject to the provisions of Section 280G of the Code which would limit the ability of Family Dollar to take tax deductions with respect to such payments without adversely affecting the executives on an after-tax basis.

In order to receive any severance benefits set forth in the Employment Agreement or Severance Agreements, the named executive officers must execute a general release of claims against Family Dollar. The Employment Agreement and the Severance Agreements contain confidentiality and non-disparagement provisions and agreements to provide future assistance to Family Dollar regarding certain matters. In addition, for a period of one year following termination of employment, the named executive officers shall be subject to covenants not to compete and not to solicit Family Dollar’s team members. If a named executive officer violates any of these restrictive covenants, he or she will immediately forfeit any unpaid severance payments and any right to any further continuation of benefits.

Rights Agreement

The Rights Agreement was not intended to prevent an acquisition of Family Dollar on terms that the Board considers favorable to, and in the best interests of, all Family Dollar stockholders. Rather, the Rights Agreement is designed to protect stockholders against any person or group gaining control of Family Dollar by open market accumulation or otherwise without paying a control premium for all Shares. The Rights Agreement applies equally to all current and future stockholders and is not designed to prevent an offer to acquire Family Dollar, but rather to allow the Board adequate time to consider any and all alternatives. On June 8, 2014 (the “Rights Dividend Declaration Date”), the Board declared a dividend of one Right for each outstanding Share. The dividend was payable on June 19, 2014 (the “Record Date”) to the stockholders of record on that date.

Each holder of a Share as of the Record Date received a dividend of one Right per Share. Each Right entitles the registered holder to purchase from Family Dollar one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock of Family Dollar, par value $1.00 per share (the “Preferred Stock”), at a price of $300.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment.

Initially, the Rights will be attached to all Shares then outstanding, and no separate certificates evidencing Rights (each, a “Rights Certificate”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Shares upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding Shares (the “Stock Acquisition Date”), other than as a result of repurchases of stock by Family Dollar or acquisitions by certain Exempt Persons (as defined below) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being referred to herein as the “Distribution Date”). An “Exempt Person” means each person that beneficially owns on the Rights Dividend Declaration Date a number of Shares representing more than 10% of the outstanding Shares, except that each such person will be considered an Exempt Person only if and so long as the Shares that are beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person on the Rights Dividend Declaration Date, plus any additional Shares representing not more than 1% of the Shares then outstanding, and except that a person will cease to be an Exempt Person immediately at such time as such person ceases to be the beneficial owner of 10% or more of the Shares then outstanding.

Until the Distribution Date, (i) the Rights will be evidenced by the balances in the book-entry account system of the transfer agent for the Shares registered in the names of the holders of the Shares, (ii) any confirmation or written notices sent to holders of Shares in book-entry form and any new Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the transfer of Shares outstanding will also constitute the transfer of the Rights associated with such Shares. Pursuant to the Rights Agreement, Family Dollar reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 p.m. (New York City time) on June 8, 2015 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by Family Dollar as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Shares (or, in certain circumstances, cash, property or other securities of Family Dollar) having a value (as determined pursuant to the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that a person becomes an Acquiring Person and (i) Family Dollar engages in a merger or other business combination transaction in which Family Dollar is not the surviving corporation, (ii) Family Dollar engages in a merger or other business combination transaction in which Family Dollar is the surviving corporation and the Shares of Family Dollar are changed or exchanged, or (iii) 50% or more of Family Dollar’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Shares, the Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Shares at an exchange ratio of one share of Common Stock per Right (subject to adjustment). If an insufficient number of Shares are available for such exchange despite Family Dollar’s good faith efforts to authorize additional Shares, Family Dollar will substitute a number of shares of Preferred Stock or a fraction thereof for each share of Common Stock that would otherwise be issuable.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time prior to the Stock Acquisition Date, Family Dollar may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Shares or other consideration deemed appropriate by the Board) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of Family Dollar, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to Family Dollar, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Shares (or other consideration) of Family Dollar or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may only be amended by the Board in order to cure any ambiguity, to correct any defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which was previously filed with the SEC as Exhibit 4.1 to Family Dollar’s current report on Form 8-K filed on June 9, 2014, and is incorporated herein by reference.

Consummation of the Offer is conditioned upon the Board redeeming the Rights, or those Rights being otherwise rendered inapplicable to the Offer and the Dollar General merger in the reasonable discretion of the Offeror. Please see the section entitled “Item 2. Identity and Background of Filing Person—Conditions to the Offer” and Annex A attached hereto for more information regarding conditions to the Offer.

Dollar Tree is exempted as an Acquiring Person solely in connection with actions taken pursuant to the Dollar Tree merger agreement, as amended, and the Dollar Tree merger is exempt from the provisions of the Rights Agreement. In the Dollar Tree merger agreement, Family Dollar agreed not to, except as provided in the merger agreement, terminate (or permit the termination of), waive or amend the Rights Agreement, redeem any Rights under the Rights Agreement or take any action with respect to, or make any determination under, the Rights Agreement that would interfere with Dollar Tree consummating the merger with Family Dollar, in each case without the prior written consent of Dollar Tree.

On September 15, 2014, the Board adopted a resolution deferring the occurrence of a Distribution Date in relation to the Offer until such date in the future as the Board may hereafter designate as the Distribution Date. Such deferral of the Distribution Date, however, does not alter the consequences of a person becoming an Acquiring Person.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements and information about our current and future prospects and our operations and financial results are based on currently available information. Various risks, uncertainties and other factors could cause actual future results and financial performance to vary significantly from those anticipated in such statements. The forward looking statements contained herein include assumptions about our operations, such as cost controls and market conditions, and certain plans, activities or events which we expect will or may occur in the future and relate to, among other things, the business combination transaction involving Dollar Tree and Family Dollar, the unsolicited tender offer and proposals from Dollar General and any other alternative business combination transactions, the financing of the proposed transactions, the benefits, results, effects, timing and certainty of the proposed transactions, future financial and operating results, expectations concerning the antitrust review process for the proposed transactions and the combined company’s plans, objectives, expectations (financial or otherwise) and intentions.

Risks and uncertainties related to the proposed mergers include, among others: the risk that Family Dollar’s stockholders do not approve either merger; the risk that the Dollar Tree merger is terminated as a result of a competing proposal; the risk that regulatory approvals required for either merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of either merger are not satisfied; the risk that the financing required to fund either transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of either merger; uncertainties as to the timing of either merger; competitive responses to either proposed merger; response by activist stockholders to either merger; costs and difficulties related to the integration of Family Dollar’s business and operations with Dollar Tree’s or other potential business combination transaction counterparts’ business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by either merger; uncertainty of the expected financial performance of the combined company following completion of either proposed transaction; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with either proposed transaction and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; unexpected costs, charges or expenses resulting from either merger; litigation relating to either merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Consequently, all of the forward-looking statements made by Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 31, 2013, Family Dollar’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2014, and other reports filed by Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov.

Please read our “Risk Factors” and other cautionary statements contained in these filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Family Dollar undertakes no obligation to update or revise any forward-looking statements, even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law. As a result of these risks and others, actual results could vary significantly from those anticipated herein, and our financial condition and results of operations could be materially adversely affected.

Item 9.	Exhibits.

Exhibit No.	Exhibit

(a)(1)*	Press release issued by Family Dollar Stores, Inc. dated September 17, 2014

(a)(2)*	Letter to stockholders of Family Dollar Stores, Inc. dated September 17, 2014

(a)(3)	Press Release of Family Dollar Stores, Inc. dated September 5, 2014 (filed as Exhibit 99.2 to Family Dollar’s Report on Form 8-K filed with the SEC on September 5, 2014)

(a)(4)**	Letter to Employees, distributed by Family Dollar Stores, Inc. on September 17, 2014

(e)(1)	Excerpts from Family Dollar Stores, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 6, 2013

(e)(2)	Summary of compensation arrangements of Family Dollar’s named executive officers for fiscal 2012 (filed under Item 5.02 in Family Dollar’s Current Reports on Form 8-K filed with the SEC on September 9, 2011 and September 28, 2011)

(e)(3)	Summary of compensation arrangements of Family Dollar’s named executive officers for fiscal 2013 (filed under Item 5.02 in Family Dollar’s Current Reports on Form 8-K filed with the SEC on October 15, 2012)

(e)(4)	Summary of compensation arrangements of Family Dollar’s named executive officers for fiscal 2014 (filed under Item 5.02 in Family Dollar’s Current Report on Form 8-K filed with the SEC on October 21, 2013)

(e)(5)	Family Dollar Stores, Inc. Employee Stock Purchase Plan As Amended and Restated, Effective March 11, 2014 (filed as Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 1, 2014)

(e)(6)	Family Dollar Stores, Inc., 2006 Incentive Plan (filed as Appendix B to Family Dollar’s Definitive Proxy Statement filed with the SEC on December 7, 2010)

(e)(7)	Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Annual Cash Bonus Awards (filed as Exhibit 10.2 to Family Dollar’s Form 10-Q for the quarter ended May 26, 2012)

(e)(8)	Policy Regarding Tax Adjustments for Certain Severance Benefits (filed as Exhibit 10.2 to Family Dollar’s Report on Form 8-K filed with the SEC on November 21, 2008)

(e)(9)	Form of Indemnification Agreement between the Company and its Directors (filed as Exhibit 10.1 to Family Dollar’s Report on Form 8-K filed with the SEC on November 21, 2008)

(e)(10)	Employment Agreement effective October 7, 2008, between the Company and Howard R. Levine (filed as Exhibit 10.1 to Family Dollar’s Report on Form 8-K filed with the SEC on October 14, 2008)

(e)(11)	Employment Agreement effective December 28, 2012, between the Company and Howard R. Levine (filed as Exhibit 10.1 to Family Dollar’s Report on Form 8-K filed with the SEC on January 3, 2013)

(e)(12)	Form of Severance Agreement for Executive Vice Presidents (filed as Exhibit 10.1 to Family Dollar’s Report on Form 8-K filed with the SEC on October 15, 2012)

(e)(13)	Form of Severance Agreement for Senior Vice Presidents (filed as Exhibit 10.36 to Family Dollar’s Form 10-K filed with the SEC on October 19, 2012)

(e)(14)	Family Dollar Compensation Deferral Plan as amended and restated effective January 1, 2014 (filed as Exhibit 10.1 to Family Dollar’s Form 10-Q for the quarter ended May 31, 2014)

(e)(15)	Family Dollar Stores Inc., 2006 Incentive Plan Directors’ Share Awards Guidelines (filed as Exhibit 10.1 to Family Dollar’s Report on Form 8-K filed with the SEC on August 21, 2006)

(e)(16)	Family Dollar Stores Inc., 2006 Incentive Plan 2006 Non-Qualified Stock Option Grant Program (filed as Exhibit 10.3 to Family Dollar’s Report on Form 8-K filed with the SEC on January 25, 2006)

(e)(17)	Family Dollar Stores, Inc., 2006 Incentive Plan Guidelines for Long Term Incentive Performance Share Rights Awards (filed as Exhibit 10.3 to Family Dollar’s Form 10-Q for the quarter ended May 26, 2012)

(e)(18)	Form of Performance Share Rights Award Certificate Awards (filed as Exhibit 10.2 to Family Dollar’s Report on Form 8-K filed with the SEC on September 29, 2005)

(e)(19)	Severance Agreement between Mary A. Winston and Family Dollar Stores, Inc. dated April 5, 2012 (filed as Exhibit 10.1 to Family Dollar’s Current Report on Form 8-K filed on April 10, 2012)

(e)(20)	Retention Letter, dated as of July 27, 2014, among Family Dollar Stores, Inc., Dollar Tree, Inc. and Howard R. Levine (filed as Exhibit 10.1 to Family Dollar’s Current Report on Form 8-K filed on July 28, 2014)

(e)(21)	Agreement and Plan of Merger, dated as of July 27, 2014, among Family Dollar Stores, Inc., Dollar Tree, Inc. and Dime Merger Sub, Inc. (filed as Exhibit 2.1 to Family Dollar’s Current Report on Form 8-K filed on July 28, 2014)

(e)(22)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 4, 2014, among Family Dollar Stores, Inc., Dollar Tree, Inc. and Dime Merger Sub, Inc. (filed as Exhibit 2.1 to Family Dollar’s Current Report on Form 8-K filed on September 5, 2014)

(e)(23)	Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Master Fun (ERISA), L.P., Trian Fund Management, L.P. and Edward P. Garden (filed as Exhibit 99.1 to the Dollar Tree Inc.’s Current Report on Form 8-K filed on July 29, 2014 (File No. 000-25464))

(e)(24)	Voting and Support Agreement, dated as of July 27, 2014, by and among Dollar Tree, Inc. and Howard R. Levine, Declaration of Trust between Leon Levine, Grantor, and Leon Levine, Trustee, dated July 12, 1971 for the benefit of Howard Russell Levine and Trust Agreement between Leon Levine, Grantor, and Bank of America, N.A. (formerly North Carolina National Bank), Trustee, dated October 6, 1972 for the benefit of Howard Russell Levine (filed as Exhibit 99.2 to the Dollar Tree Inc.’s Current Report on Form 8-K filed on July 29, 2014 (File No. 000-25464))

(e)(25)	Form of Indemnification Agreement between the Company and its Directors (filed as Exhibit 10.1 to Family Dollar’s Report on Form 8-K filed with the SEC on November 21, 2008)

*	Previously filed as an exhibit to the Company’s Schedule 14D-9 filed with the SEC on September 17, 2014.
**	Previously filed as an exhibit to Amendment No. 1 to the Company’s Schedule 14D-9 filed with the SEC on September 17, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: October 15, 2014

Annex A

What are the most significant conditions to the Offer?

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Dollar General and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) the Agreement and Plan of Merger, dated as of July 27, 2014, as amended by Amendment No. 1, dated as of September 4, 2014 (the “Dollar Tree Merger Agreement”), by and among Family Dollar, Dollar Tree, Inc., a Virginia corporation (“Dollar Tree”), and Dime Merger Sub, Inc., a Delaware corporation, and the Voting and Support Agreements, dated as of July 27, 2014, by and among, Dollar Tree and each of the stockholders that are a party thereto as referenced in the Dollar Tree Merger Agreement (collectively, the “Dollar Tree Voting and Support Agreements”) having been validly terminated in accordance with their respective terms (the “Termination Condition”), (iii) Dollar General, the Purchaser and Family Dollar having entered into a definitive merger agreement (in form and substance satisfactory to Dollar General in its reasonable discretion) with respect to the acquisition of Family Dollar by Dollar General (the “Dollar General Merger Agreement”) providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Family Dollar surviving as a wholly owned subsidiary of Dollar General, without the requirement for approval of any stockholder of Family Dollar, to be effected promptly following the consummation of the Offer, such merger agreement having not been terminated and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer (the “Merger Agreement Condition”), (iv) Dollar General and the parties to the Dollar Tree Voting and Support Agreements (other than Dollar Tree) having entered into definitive tender and support agreements in form and substance satisfactory to Dollar General in its reasonable discretion (the “Support Agreements Condition”), (v) the board of directors of Family Dollar (the “Family Dollar Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Family Dollar and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”), (vi) the Family Dollar Board having redeemed the preferred share purchase rights associated with the Shares or the Purchaser being satisfied, in its reasonable discretion, that such preferred share purchase rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein (the “Rights Condition”), and (vii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or been terminated (the “HSR Condition”). See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date any of the Minimum Tender Condition, the Termination Condition, the Merger Agreement Condition, the Support Agreements Condition, the Section 203 Condition, the Rights Condition, or the HSR Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) Any injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and any law shall have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the Offer or the Proposed Merger (the “Illegality Condition”);

(ii) Any representation or warranty of Family Dollar set forth in (i) Article III (other than in Sections 3.1 (first sentence only), 3.2, 3.3(a), 3.3(c)(ii), 3.10(b), 3.22, 3.23 and 3.24) of the Dollar Tree Merger Agreement shall not be true and correct both at and as of September 10, 2014 and at and as of the date of the Expiration Date as though made at and as of the Expiration Date, except where such failures to be so true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Material Adverse Effect, (ii) Section 3.2(a) of the Dollar Tree Merger Agreement shall not be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of September 10, 2014 and at and as of the Expiration Date as though made at and as of the Expiration Date, except for any de minimis inaccuracies, (iii) Sections 3.1 (first sentence only), 3.2(b)-(d), 3.3(a), 3.3(c)(ii), 3.22, 3.23 and 3.24 of the Dollar Tree Merger Agreement shall not be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of September 10, 2014 and at and as of the Expiration Date as though made at and as of the Expiration Date and (iv) Section 3.10(b) of the Dollar Tree Merger Agreement shall not be true and correct both at and as of September 10, 2014 and at and as of the Expiration Date as though made at and as of the Expiration Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period;

(iii) Family Dollar shall not have performed in all material respects all covenants required by the Dollar Tree Merger Agreement to be performed or complied with by it prior to the consummation of the Offer as though (i) Dollar General and the Purchaser were “Parent” and “Merger Sub” under the Dollar Tree Merger Agreement, (ii) the Expiration Date were the “Closing Date” under the Dollar Tree Merger Agreement and September 10, 2014 were the “date of this Agreement” under the Dollar Tree Merger Agreement and (iii) the Offer and the Proposed Merger were the “Merger” and the “transactions contemplated hereby” under the Dollar Tree Merger Agreement and (iv) the Financing, Alternative Financing and the Debt Commitment Letter were the “Financing”, “Alternative Financing” and the “Commitment Letter” under the Dollar Tree Merger Agreement;

(iv) Since September 10, 2014, there shall have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Family Dollar;

(v) Family Dollar shall not have delivered to Dollar General a certificate, dated the date of the Expiration Date and signed by its Chief Executive Officer or another senior officer, certifying the effect that the conditions set forth in clauses (ii), (iii) and (iv) above have been satisfied;

(vi) The Marketing Period shall not have been completed; and

(vii) Dollar General or any of its affiliates has entered into a definitive agreement or announced an agreement in principle with Family Dollar providing for a merger or other similar business combination with Family Dollar or any of its subsidiaries or the purchase of securities or assets of Family Dollar or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

For the purposes of this Offer, the following terms shall have the respective meanings assigned to them below:

(a) “Marketing Period” means the first period of (i) in the case such period occurs during the November Window or the January Window, nineteen (19) consecutive business days, (ii) in the case such period commences on September 8, 2015, fifteen (15) consecutive business days and (iii) otherwise, twenty (20) consecutive business days, in each case, throughout which (x) Dollar General shall have received from Family Dollar (and its financing sources shall have access to) all of the Required Information and during which period such information shall be accurate and complete, shall not be “stale” and shall comport with the Offering Requirements and (y) the HSR Condition and Illegality Condition shall have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in clauses (ii), (iii) and (iv) of conditions of the Offer to fail to be satisfied, assuming the Expiration Date occurred during such fifteen, nineteen or twenty consecutive business day period, as applicable; provided, however, that the Marketing Period shall end on any earlier date that is the date on which (A) the full amount of the Financing has been funded into escrow and the conditions to releasing such Financing from escrow on the Expiration Date are no more onerous than the Financing Conditions or (B) the full proceeds to be provided to Dollar General by the Financing or any alternative financing obtained in lieu of the Financing meeting the requirements of Section 5.12(c) of the Dollar Tree Merger Agreement (as though the Financing, and the Debt Commitment Letter were the “Financing”, and the “Commitment Letter” under the Dollar Tree Merger Agreement, and such alternative financing, the “Alternative Financing”) are made available to Dollar General to complete the Offering and the Proposed Merger; and provided, further that such fifteen, nineteen or twenty consecutive business day period, as applicable, shall (1) in the case such period commences prior to the funding into escrow of the proceeds of one or more underwritten offerings of debt securities of Dollar General contemplated by the Debt Commitment Letter the gross proceeds of which are $3,250 million (an “Escrow Funding”) (i) either end prior to November 1, 2014 or commence on or after November 21, 2014, (iii) either end prior to December 20, 2014 (the period commencing on November 21, 2014 and ending on December 19, 2014, the “November Window”) or commence on or after January 5, 2015, (iv) either end prior to January 31, 2015 (the period commencing on January 5, 2015 and ending on January 30, 2015, the “January Window”) or commence on or after February 25, 2015, (v) either end prior to May 2, 2015 or commence on or after May 21, 2015, and (vi) either end prior to August 21, 2015 or commence on September 8, 2015 and (2) in the case such period commences on or after the consummation of an Escrow Funding, (i) either end prior to December 2014 or commence on or after January 5, 2015, (3) exclude November 28, 2014 and July 3, 2015 which dates for purposes of such calculation shall not constitute business days, and (4) be deemed not to have ended unless, on or prior to the Expiration Date, Family Dollar has delivered to Dollar General and the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns the financial information relating to Family Dollar described in paragraph 6 of Exhibit E to the Debt Commitment Letter. In the event the Marketing Period ends on September 28, 2015, the closing of the Proposed Merger shall be required to occur on the first business day following the last day of the Marketing Period.

(b) “Material Adverse Effect” means, with respect to Family Dollar, any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of Family Dollar and its subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of Family Dollar to timely consummate the transactions contemplated hereby; provided, however, that, with respect to each of clause (i) and (ii), Material Adverse Effect shall not be deemed to include the impact of (A) changes in GAAP or any official interpretation or enforcement thereof, (B) changes in laws of general applicability to companies in the industries in which Family Dollar and its subsidiaries operate or any official interpretation or enforcement thereof by governmental entities, (C) changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which Family Dollar and its subsidiaries operate, (D) changes in weather or climate, including any snowstorm, hurricane, flood, tornado, earthquake, natural disaster or other act of nature, (E) the announcement or pendency of the Offer or the Dollar Tree Merger Agreement (or compliance with Section 5.6, Section 5.12, Section 5.13 or Section 5.14 (or, other than when used in Section 3.3(b) and Section 3.3(c), Article I and Article II) of the Dollar Tree Merger Agreement) (including, for the avoidance of doubt, any reaction to such announcement or pendency from employees, suppliers, customers, distributors or other persons with business relationships with such party or any of its subsidiaries), (F) a decline in the trading price or trading volume of Shares, or the failure, in and of itself, to meet any projections, guidance, budgets, forecasts or estimates, but not, in any case, including the underlying causes thereof, (G) any stockholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Offer, the Dollar Tree Merger Agreement or the transactions contemplated hereby or thereby, (H) any action taken or omitted to be taken by Family Dollar or any of its subsidiaries at the written request of Dollar General or (I) with respect to clause (ii) only, the authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings described in clauses (i)—(viii) of Section 3.3(b) of the Dollar Tree Merger Agreement (except to the extent the matter preventing or materially impairing the ability of Family Dollar to timely consummate the transactions contemplated hereby constitutes or results from a breach of the Dollar Tree Merger Agreement by Family Dollar); except, with respect to clauses (A), (B), (C) or (D), to the extent that such impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of Family Dollar and its subsidiaries, taken as a whole, as compared to other companies in the industry in which Family Dollar and its subsidiaries operate.

(c) “Required Information” means (i) such customary financial statements, schedules or other financial data or information relating to Family Dollar and its subsidiaries (other than any pro forma financial information) reasonably requested by Dollar General or its representatives as may be necessary, proper or advisable to consummate the Financing or the Alternative Financing, including financial statements, financial data and other information (x) if Dollar General has elected to undertake a registered public offering, of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering by Dollar General or (y) if Dollar General has elected to undertake a Rule 144A offering, customary for Rule 144A offerings by first time issuers in order to consummate the offering(s) of debt securities contemplated by the Debt Commitment Letter, in each case, meeting the respective requirements of the condition set forth in paragraph 8 of Exhibit E to the Debt Commitment Letter (the applicable “Offering Requirements”), or as otherwise necessary, proper or advisable in connection with the Financing or Alternative Financing or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Debt Commitment Letter, in each case in advance of the Marketing Period and (ii) to the extent required to satisfy the Offering Requirements, a draft of the comfort letter described in clause (i) that Family Dollar’s independent accountants would be prepared to deliver upon completion of customary procedures in connection with the Financing.

The foregoing conditions are for the sole benefit of Dollar General, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

Annex B

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Family Dollar or Dollar Tree. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Family Dollar and Dollar Tree make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [    ] of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Family Dollar, on the one hand, and by Dollar Tree and merger sub, on the other hand, which were made solely for the benefit of the other party for purposes of that agreement and not for the purpose of providing information regarding Family Dollar or Dollar Tree to be relied upon by shareholders of Family Dollar. The representations, warranties and covenants made in the merger agreement by Family Dollar, Dollar Tree and merger sub were qualified and subject to important limitations agreed to by Family Dollar, Dollar Tree and merger sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts about Family Dollar or Dollar Tree at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Family Dollar and Dollar Tree each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Information about Family Dollar and Dollar Tree is set forth elsewhere in this proxy statement/prospectus and in other public filings made with the SEC, which are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [    ].

Effective Time, Effects of the Merger; Organizational Documents of the Surviving Company; Directors and Officers

Effective Time

The merger agreement provides for the merger of merger sub with and into Family Dollar. After the merger, Family Dollar will be the surviving company and a wholly owned subsidiary of Dollar Tree. On the closing date, Family Dollar and merger sub will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the merger will become effective upon filing or at a time agreed to by the parties and specified on the certificate of merger. At the effective time, all of the property, rights and privileges of Family Dollar and merger sub will vest in the surviving company, and all of the liabilities and obligations of Family Dollar and merger sub will become liabilities and obligations of the surviving company.

Effects of the Merger on Capital Stock

At the effective time, each share of Family Dollar common stock issued and outstanding immediately prior to the effective time, other than the cancelled and dissenting shares described below and any share of Family

Dollar common stock held by any direct or indirect wholly owned subsidiary of Family Dollar, will automatically become the right to receive the per share merger consideration, which is described in the section entitled “The Merger—Per Share Merger Consideration” beginning on page [    ].

Also at the effective time, each share of Family Dollar common stock issued and outstanding immediately prior to the effective time that is (i) owned or held in treasury by Family Dollar, (ii) owned by Dollar Tree or (iii) owned by merger sub, which shares we refer to as cancelled shares, will no longer by outstanding and will cease to exist. No consideration will be delivered in exchange for any cancelled shares. Each share of Family Dollar common stock that is held by a direct or indirect wholly owned subsidiary of Family Dollar will be converted into a number of shares of the surviving company such that the ownership percentage of that subsidiary in the surviving company is the same as its ownership percentage of Family Dollar immediately prior to the merger.

Each share of Family Dollar common stock issued and outstanding and held by a person who has not voted in favor of the adoption of the merger agreement, whom we refer to as dissenting stockholders, and has complied with all provisions of the DGCL concerning the rights of Family Dollar stockholders to require appraisal of their shares, which we refer to as dissenting shares, will not be converted into the right to receive the merger consideration, which we describe below. Instead, dissenting shares will become the right to receive whatever consideration may be determined to be due to such dissenting stockholder under Section 262 of the DGCL. If any dissenting stockholder withdraws its demand for appraisal or otherwise loses its right of appraisal under the DGCL, dissenting shares held by such dissenting stockholder will be treated as though such dissenting shares had been converted into the right to receive the merger consideration. For more information regarding appraisal rights, see the section entitled “Appraisal Rights of Family Dollar Stockholders” beginning on page [    ] of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus.

All shares of Family Dollar common stock converted into the right to receive the merger consideration will cease to exist as of the effective time. No fractional shares of Dollar Tree common stock will be issued in connection with the merger. Instead, each holder of Family Dollar common stock converted under the terms of the merger who would have otherwise been entitled to receive a fraction of a share of Dollar Tree common stock (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) will instead receive cash in an amount determined by multiplying the closing price of Dollar Tree common stock reported on the Nasdaq on the trading day immediately preceding the closing date, rounded to the nearest one-hundredth of a cent, by the fraction of a share (after taking into account all shares of Family Dollar common stock held by such holder at the effective time and rounded to the nearest one-thousandth) of Dollar Tree common stock to which such holder would otherwise be entitled; we refer to such cash as the fractional share cash amount. No such holder will be entitled to any dividends, voting rights or other rights with respect to any fractional shares of Dollar Tree common stock. Uncertificated shares of Family Dollar common stock represented by book-entry form and each certificate that, immediately prior to the effective time, represented any such shares of Family Dollar common stock, will, after the effective time, represent only the right to receive the merger consideration and any fractional share cash amount into which the shares have been converted, as well as any dividends or other distributions to which holders of Family Dollar common stock are otherwise entitled.

At the effective time, each share of common stock, par value $0.01 per share, of merger sub issued and outstanding immediately prior to the effective time will become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving company. After the effective time, all certificates representing the common stock of merger sub will be deemed to represent the number of shares of common stock of the surviving company into which they were converted pursuant to the foregoing.

Organizational Documents of the Surviving Company; Directors and Officers

The certificate of incorporation and bylaws of merger sub that are in effect immediately prior to the effective time will become the certificate of incorporation and bylaws of the surviving company, although the certificate of incorporation and bylaws will be amended to reflect the name of the surviving company as Family Dollar Stores, Inc.

The individuals holding positions as directors and officers of merger sub immediately prior to the effective time will become the initial directors and officers of the surviving company.

Exchange and Payment Procedures

Prior to the effective time, Dollar Tree will appoint a bank or trust company to act as exchange agent for the payment of the merger consideration. At or prior to the effective time, Dollar Tree will deposit (i) cash sufficient to pay the aggregate cash consideration and fractional share cash amount and (ii) evidence of Dollar Tree common stock in book-entry form representing the number of shares of Dollar Tree common stock sufficient to deliver the aggregate stock consideration (and/or certificates representing these shares, at the option of Dollar Tree). We refer to such cash and certificates, along with any dividends or distributions that become due to the holders of converted Family Dollar common stock, as the exchange fund.

No later than the third business day after the effective time, Dollar Tree will direct the exchange agent to mail to each holder of Family Dollar common stock that was converted into the right to receive the per share merger consideration a letter of transmittal and instructions for use in effecting the surrender of such converted Family Dollar common stock in exchange for the per share merger consideration, the fractional share cash amount and any dividends or distributions that become due to the holders of converted Family Dollar common stock. Upon the proper surrender of such converted Family Dollar common stock, the holder will be entitled to receive the per share merger consideration, any fractional share cash amount and any dividends or distributions that become due to the holders of converted Family Dollar common stock. In the event of a transfer of ownership of shares of Family Dollar common stock that is not registered in the transfer or stock records of Family Dollar, the per share merger consideration may be paid after the certificates or book-entry shares formerly representing such shares in Family Dollar are accompanied by all documents needed to demonstrate that any applicable stock transfer or other taxes have been paid or do not apply. No interest may accrue or be paid on the cash consideration.

Distributions with Respect to Unsurrendered Shares

No Dollar Tree dividends, or other distributions, with a record date that falls at or after the effective time, will be paid to the holder of any shares of Family Dollar common stock until such holder actually surrenders such shares. After doing so, the holder will be entitled to receive the per share merger consideration, fractional share cash amount and any dividends or other distributions that have become payable with respect to Dollar Tree common stock. No interest will be payable on the foregoing.

Rights of Family Dollar Stockholders Following the Effective Time

The cash and stock consideration will be deemed to have been delivered and paid in full satisfaction of all rights granted by the merger agreement to shares of Family Dollar common stock. At and after the effective time, all holders of certificates and book-entry shares of Family Dollar common stock will cease to hold any rights as Family Dollar stockholders, other than the right to receive the per share merger consideration, fractional share cash amount and any dividends or other distributions that have become payable with respect to Dollar Tree common stock.

Transfers Following the Effective Time

In addition, the stock transfer books of Family Dollar will be closed with respect to all shares of Family Dollar common stock outstanding immediately prior to the effective time. Any certificates or book-entry shares formerly representing shares of Family Dollar common stock presented to Dollar Tree, the surviving company or the exchange agent after the effective time will be cancelled and exchanged for the per share merger consideration.

Investment of the Exchange Fund

At the direction of Dollar Tree, the exchange agent will invest any cash included in the exchange fund in securities that are backed by the full faith and credit of the United States of America, commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation,

respectively, or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion. In the event of any losses that affect the amounts payable to holders of certificates or book-entry shares representing shares of Family Dollar common stock, Dollar Tree will promptly provide additional funds to the exchange agent for the benefit of the holders of Family Dollar common stock. Any interest or other income accrued on or resulting from the foregoing investments will be paid on demand by the exchange agent to Dollar Tree. Any portion of the exchange fund that remains unclaimed or undistributed one year after the effective time will be delivered to Dollar Tree on demand. Any holders of certificates or book-entry shares representing shares of Family Dollar common stock who have not yet surrendered their shares must look to Dollar Tree or the surviving company for the satisfaction of any claims to receive the per share merger consideration, fractional share cash amount or any dividends or other distributions that have become payable with respect to Dollar Tree common stock. No interest will be payable on the foregoing.

Termination of Exchange Fund

None of Dollar Tree, Family Dollar, merger sub nor the exchange agent will be liable to any person with respect to any portion of the exchange fund or per share merger consideration that is delivered to any public official pursuant to any applicable abandoned property, escheat or similar laws. Furthermore, any portion of the merger consideration or the cash to be paid in accordance with the merger agreement that is not distributed to the holders of certificates or book-entry shares representing shares of Family Dollar common stock will become the property of the surviving company, free and clear of any claims or interest of any other person or entity, immediately prior to the date upon which the merger consideration or such cash would have been subject to any applicable abandoned property, escheat or similar laws.

Withholding Rights

Dollar Tree, the surviving company and the exchange agent will each be entitled to withhold any amounts due under applicable tax laws from the amounts that would otherwise become payable under the terms of the merger agreement, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated as having been paid to the person from whom such amounts were originally withheld.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of Family Dollar common stock is lost, stolen or destroyed, and the holder of such purported certificate makes an affidavit attesting to this fact, Dollar Tree will pay the merger consideration and any dividends or distributions that have become payable with respect to Dollar Tree common stock to such holder. Dollar Tree or the exchange agent may require that such holder post a bond as indemnity against any claims that may be made against Dollar Tree, the surviving company or the exchange agent with respect to such certificate.

Treatment of Family Dollar Equity Awards

Treatment of Family Dollar Stock Options

Each Family Dollar option that is outstanding immediately prior to the effective time will be converted at the effective time into an option to purchase, on the same substantive terms and conditions as were applicable to such Family Dollar option, the number of shares of Dollar Tree common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Family Dollar common stock subject to the Family Dollar option by the award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the Family Dollar option by the award exchange ratio. The award exchange ratio is the sum of (i) the exchange ratio and (ii) the quotient of the cash consideration divided by the Dollar Tree trading price.

Treatment of Performance Share Rights

At the effective time, each outstanding performance share right award will be converted into the right to receive the merger consideration (without interest and less any applicable tax withholding) with respect to each share subject to the performance share right award. The number of shares subject to the performance share right award will be determined by multiplying (i) the number of shares of Family Dollar common stock deemed to be earned under the performance share right award based on the greater of the deemed achievement of all relevant performance goals at target level and the actual level of achievement of all relevant performance goals against target as of Family Dollar’s last fiscal quarter end preceding the effective time, by (ii) a fraction, the numerator of which is the number of days within the performance period of the performance share right award that have elapsed prior to the closing date of the merger and the denominator of which is the total number of days within the performance period of such performance share right award. The number of shares of Dollar Tree common stock issued in respect of the performance share right awards will be rounded down to the nearest whole number.

Treatment of Restricted Stock Unit Awards

At the effective time, each outstanding Family Dollar restricted stock unit will be converted, on the same substantive terms and conditions as were applicable under such Family Dollar restricted stock unit award immediately prior to the effective time, into a restricted stock unit award in respect of the number of shares of Dollar Tree common stock (rounded to the nearest whole share), determined by multiplying (i) the number of shares of Family Dollar common stock subject to the restricted stock unit award by (ii) the award exchange ratio.

Termination of the Family Dollar Employee Stock Purchase Plan

Prior to the effective time, the Family Dollar board of directors will adopt any necessary resolutions or amendments (and take any other reasonable actions) with respect to the Family Dollar employee stock purchase plan (which we refer to as the ESPP) to (i) cause the offering period (as defined in the ESPP) ongoing as of the date of the merger agreement to be the final such period and cause the options under the ESPP to be exercised on the earlier of the scheduled purchase date for such offering period and the date that is seven business days prior to the closing date, (ii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of the merger agreement, and (iii) to terminate the ESPP effective immediately prior to the closing date.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Family Dollar and Dollar Tree that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure schedules and are also qualified by certain documents filed by the parties with the SEC since the end of their last respective fiscal years through the date of the merger agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward looking in nature.

The reciprocal representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	capital stock and indebtedness;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement;

•	the filing or furnishing of all reports, forms, documents and financial statements required by the SEC;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws;

•	the absence of certain material changes or events in the businesses of Family Dollar and Dollar Tree;

•	the receipt of notice or pendency of any investigations or litigation;

•	the accuracy and completion of the information supplied for the purposes of this Form S-4; and

•	broker’s and finder’s fees.

The merger agreement also contains additional representations and warranties by Family Dollar relating to, among other things, the following:

•	the establishment and maintenance of certain disclosure controls and procedures and internal control over financial reporting;

•	the absence of lawsuits against Family Dollar pertaining to environmental laws and Family Dollar’s compliance with such laws;

•	certain details with respect to Family Dollar’s employee benefit plans;

•	certain details pertaining to Family Dollar’s tax returns, filings and other tax matters;

•	certain details with respect to Family Dollar’s employee relations, labor matters and compliance with workplace safety and workers’ compensation laws;

•	certain details surrounding Family Dollar’s intellectual property;

•	the real estate owned and leased by Family Dollar;

•	the insurance plans maintained and used by Family Dollar;

•	the receipt by the Family Dollar board of directors of the opinion from Morgan Stanley & Co. LLC as to the fairness from a financial point of view, as of the date of Morgan Stanley’s opinion, of the consideration to be received by the holders of shares of Family Dollar common stock pursuant to the merger;

•	material contracts;

•	suppliers;

•	products and product safety;

•	state takeover statutes; and

•	the stockholder rights agreement between Family Dollar and American Stock Transfer & Trust Company, LLC, dated as of June 9, 2014 (which we refer to as the Family Dollar rights agreement).

The merger agreement also contains additional representations and warranties by Dollar Tree relating to, among other things, the following:

•	the delivery to Family Dollar by Dollar Tree of evidence of commitments to provide the debt financing required to consummate the transaction;

•	the continued solvency of Dollar Tree after consummating the transaction;

•	the ownership and operations of merger sub;

•	any ownership of Family Dollar common stock and the presence of any voting agreements pertaining to Family Dollar common stock; and

•	the absence of a need for a vote of Dollar Tree stockholders on the merger.

Some of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.

A material adverse effect with respect to Family Dollar or Dollar Tree, as applicable, means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated by the merger agreement. However, a material adverse effect is not deemed to include the impact of any (A) changes in generally accepted accounting principles or any official interpretation or enforcement thereof; (B) changes in laws of general applicability to companies in the industries in which such party and its subsidiaries operate or any official interpretation or enforcement thereof by governmental entities; (C) changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which such party and its subsidiaries operate; (D) changes in weather or climate, including any snowstorm, hurricane, flood, tornado, earthquake, natural disaster or other act of nature; (E) the announcement or pendency of the merger agreement (or compliance by Family Dollar with certain specified sections of the merger agreement); (F) a decline in the trading price or trading volume of a party’s common stock, or the failure of a party to meet any projections, guidance, budgets, forecasts or estimates; (G) any stockholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the merger; (H) any action taken or omitted to be taken by such party or any of its subsidiaries at the written request of the other party or (I) with respect to clause (ii) only, the specified required authorizations, consents, orders, licenses, permits, approvals, registrations, declarations and notices for the merger (except to the extent resulting from a breach of the merger agreement by a party), except with respect to clauses (A), (B), (C) or (D), to the extent that the impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

Conduct of Businesses of Family Dollar and Dollar Tree Prior to Completion of the Merger

Pursuant to the terms of the merger agreement, each of Family Dollar and Dollar Tree covenants and agrees that, subject to certain exceptions or unless the other party approves in writing (such approval will not be unreasonably withheld, conditioned or delayed), between July 27, 2014 and the effective time, it will, and will cause each of its subsidiaries to:

•	conduct its business in all material respects in the ordinary course;

•	subject to compliance with certain other restrictions in the merger agreement, use reasonable best efforts to maintain its business organization, assets, key employees, current business lines, rights, franchises, permits and customer and supplier relationships; and

•	take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Family Dollar or Dollar Tree to perform under the terms of the merger agreement or complete the merger.

Family Dollar also has agreed that, subject to certain exceptions or unless Dollar Tree approves in writing (such approval, in certain specified cases not to be unreasonably withheld, conditioned or delayed), between July 27, 2014 and the completion of the merger, it will not, nor permit any of its subsidiaries to:

•	amend its governing documents of those of any of its subsidiaries;

•	split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividend on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any subsidiaries of Family Dollar to Family Dollar or any of their wholly owned subsidiaries, respectively, or (ii) the acceptance of shares of Family Dollar common stock as payment for the exercise price of Family Dollar options or the vesting or settlement of Family Dollar stock awards outstanding as of July 27, 2014 or granted after July 27, 2014 in compliance with the merger agreement), however Family Dollar may make one additional quarterly cash dividend after the signing of the merger agreement in the first quarterly period of the fiscal year ending August 29, 2015 in an amount per share consistent with the amount for the last quarterly period of the previous fiscal year and with a record date consistent with the record date for the first quarterly period of the previous fiscal year;

•

grant any Family Dollar stock awards or any other equity-based awards or interests; issue or sell any additional shares of capital stock or securities convertible into capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of Family Dollar options or the settlement of Family Dollar stock awards outstanding as of July 27, 2014 or granted after July 27, 2014 in compliance with the merger agreement;

•	adopt any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger agreement and other than any mergers, consolidations, restructurings or reorganizations solely by or among Family Dollar and its subsidiaries;

•	incur, assume, endorse, guarantee or otherwise become liable for, or modify in any material respects, the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any indebtedness for borrowed money among Family Dollar and its wholly owned subsidiaries that are guarantors of certain revolving credit facilities entered into by and among Family Dollar and certain lenders on November 13, 2013 (which we refer to as the revolving credit facilities), (ii) guarantees by Family Dollar of indebtedness for borrowed money of wholly owned subsidiaries of Family Dollar that are guarantors of the revolving credit facilities or guarantees by wholly owned subsidiaries of Family Dollar of indebtedness for borrowed money of Family Dollar or any of its wholly owned subsidiaries that are guarantors of the revolving credit facilities, (iii) indebtedness for borrowed money of Family Dollar’s wholly owned subsidiaries that are not guarantors of the revolving credit facilities owed to Family Dollar or any of its subsidiaries that are guarantors under the revolving credit facilities or in an amount not to exceed $10,000,000, and (iv) indebtedness for borrowed money incurred pursuant to agreements entered into by Family Dollar or any of its subsidiaries in effect prior to July 27, 2014, provided that any such indebtedness will be drawn solely in the ordinary course of business consistent with past practice with respect to both timing and amount;

•	make any loans or advances in excess of $25,000 to any other person without prior consultation with Dollar Tree, except for loans among Family Dollar and any of its wholly owned subsidiaries;

•	except as (i) permitted by the merger agreement, (ii) for any repayment or prepayment by Family Dollar or its subsidiaries of indebtedness pursuant to either the revolving credit facilities or required under the terms of certain notes issued by Family Dollar which come due in 2015 (which we refer to as the 2015 notes), or (iii) for transactions between Family Dollar and its subsidiaries or transactions among its subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees thereof of Family Dollar or any subsidiary;

•	(i) other than in accordance with contracts or agreements already in effect as of July 27, 2014, sell, transfer, mortgage, encumber or otherwise dispose of any Family Dollar properties or assets having a value in excess of $10,000,000 individually or $25,000,000 in the aggregate to any person other than to Family Dollar or a wholly owned subsidiary of Family Dollar, subject to certain exceptions, or (ii) other than in accordance with contracts or agreements already in effect as of July 27, 2014, cancel, release or assign any material indebtedness of any such person other than in the ordinary course of business consistent with past practice;

•	(i) acquire any other person or business of any other person, subject to certain qualifications, or (ii) make any investment in any person other than a wholly owned subsidiary of Family Dollar by purchase of stock, contributions to capital, property transfers or purchase of property or assets, subject to certain qualifications;

•	make any capital expenditures other than (i) those contemplated in Family Dollar’s budget for the fiscal year ending August 30, 2014 as disclosed to Dollar Tree prior to July 27, 2014, or (ii) any other capital expenditures not in excess of $400,000,000 in any fiscal year following the fiscal year ending August 30, 2014;

•	(i) except in the ordinary course of business, terminate, materially amend or waive any material right under any of Family Dollar’s material contracts in effect on July 27, 2014, subject to certain exceptions, or (ii) without prior consultation with Dollar Tree, enter into any contract expected to result in payment by Family Dollar and its subsidiaries in excess or $1,000,000, subject to certain exceptions;

•	unless required by law or the terms of any Family Dollar benefit plan disclosed to Dollar Tree on the Family Dollar disclosure schedule (i) establish, adopt, amend or terminate any collective bargaining agreement or Family Dollar benefit plan or commence an enrollment period under any such plan that provides health and welfare benefits without first consulting with Dollar Tree, (ii) increase the compensation or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) accelerate any rights or benefits, or, other than in the ordinary course of business consistent with past practice, make any determinations or interpretations with respect to any Family Dollar benefit plan, or (v) fund any rabbi trust or similar arrangement;

•	(i) with respect to any employee at the level of senior vice president, executive vice president or above, hire or terminate the employment of (other than for cause) any such employee, or (ii) with respect to any employee at the level of vice president, hire or terminate the employment of (other than for cause) any such employee without first consulting with Dollar Tree;

•	implement or adopt any change in its accounting principles or its methods, other than as may be required by GAAP or applicable law;

•	except as provided in the merger agreement and subject to certain other exceptions, commence, settle or compromise any litigation, claim, suit, action or proceeding;

•	make, change or revoke any material tax election, change any material tax accounting method, file any material amended tax return, enter into any closing agreement within the meaning of Section 7121 of the Internal Revenue Code (or any comparable provision of state, local or foreign law), request any material tax ruling, settle or compromise any material tax proceeding or surrender any claim for a material refund of taxes;

•	(i) enter into any new line of business, (ii) add services to be provided by third party vendors at any retail store location or (iii) without prior consultation with Dollar Tree, change the types or categories of merchandise sold or offered for sale by Family Dollar or any of its subsidiaries;

•	other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	conduct its cash management practices (including the collection of receivables and payment of payables), other than in the ordinary course of business consistent with past practice;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

•	(i) cancel or permit to lapse any material intellectual property other than in the ordinary course of business or (ii) disclose to any third party, other than representatives of Dollar Tree or under a confidentiality agreement, any trade secret included in the intellectual property of Family Dollar in a way that results in loss of material trade secret protection; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

Dollar Tree has also agreed that, subject to certain exceptions or unless Family Dollar approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), between July 27, 2014 and the completion of the merger, it will not:

•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any of the subsidiaries of Dollar Tree to Dollar Tree or any of their wholly owned subsidiaries, respectively, or (ii) the acceptance of shares of Dollar Tree common stock as payment for the exercise price of options to purchase shares of Dollar Tree common stock granted pursuant to the Dollar Tree stock plans or for withholding taxes incurred in connection with the exercise of options to purchase shares of Dollar Tree common stock granted pursuant to the Dollar Tree stock plans, in each case in accordance with past practice and the terms of the applicable award agreements);

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger and any other mergers, consolidations, restructurings or reorganizations solely among Dollar Tree and its subsidiaries or among Dollar Tree subsidiaries;

•	amend the certificate of incorporation or bylaws of Dollar Tree or merger sub, or otherwise take any action to exempt any person from any provision of the certificate of incorporation or bylaws of Dollar Tree or merger sub, in any manner that would be adverse in any material respect to holders of Family Dollar common stock; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

No Solicitation

Except as expressly permitted by the merger agreement, Family Dollar will, and Family Dollar will cause its controlled affiliates and its and their respective officers and directors to, and Family Dollar will use its reasonable best efforts to cause its and its subsidiaries’ representatives to:

•	immediately cease and cause to be terminated any discussions or negotiations with any persons (other than Dollar Tree) that may be ongoing with respect to any company takeover proposal (as defined below);

•	not, directly or indirectly, solicit, initiative, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a company takeover proposal;

•	not, directly or indirectly, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a company takeover proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the no solicitation clause of the merger agreement and to limit its conversation or other communication exclusively to such referral); or

•	not, directly or indirectly, approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to a company takeover proposal.

Under the merger agreement, a company takeover proposal means any inquiry, proposal or offer from any person (other than Dollar Tree and its subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (i) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Family Dollar or any of its subsidiaries, (ii) any acquisition of 15% or more of the outstanding Family Dollar common stock or securities of Family Dollar representing more than 15% of the voting power of Family Dollar, (iii) any acquisition (including the acquisition of stock in any subsidiary of Family Dollar) of assets or businesses of Family Dollar or its subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of Family Dollar, (iv) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the outstanding Family Dollar common stock or securities of Family Dollar representing more than 15% of the voting power of Family Dollar or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Family Dollar common stock (or voting power of securities of Family Dollar other than Family Dollar common stock) involved is 15% or more.

Existing Discussions or Negotiations

Under the terms of the merger agreement, Family Dollar agrees to, and to cause its controlled affiliates to, promptly request (to the extent it has not already done so prior to July 27, 2014) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential company takeover proposal that remains in effect as of July 27, 2014 to return or destroy all confidential information of Family

Dollar or its controlled affiliates in the possession of such person or its representatives. Family Dollar also agreed not to, and to cause its controlled affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under (i) any standstill provision in any agreement to which Family Dollar or any of its controlled affiliates is a party or (ii) any confidentiality provision in any agreement to which Family Dollar or any of its controlled affiliates is a party other than, with respect to the foregoing clause (ii), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, knowingly encourage or relate in any way to a company takeover proposal or a potential company takeover proposal. However if the Family Dollar board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors under applicable law, Family Dollar may waive any such standstill provision solely to the extent necessary to permit a third party to make a company takeover proposal, with the condition that such third party must agree that Family Dollar will not be prohibited from complying with its obligations to Dollar Tree under the no solicitation provisions in the merger agreement. Family Dollar also agreed not to, except as otherwise provided in the merger agreement, terminate, waive or amend the Family Dollar rights agreement, redeem any rights under the Family Dollar rights agreement or take any action with respect to, or make any determination under, the Family Dollar rights agreement that would interfere with Dollar Tree consummating the merger, in each case without the prior written consent of Dollar Tree.

Fiduciary Exception

At any time prior to obtaining the Family Dollar stockholder approval, if the Family Dollar board of directors has determined in good faith after consultation with its financial advisor and outside legal counsel that a bona fide, unsolicited written company takeover proposal received after July 27, 2014 either constitutes a company superior proposal (as defined below) or is reasonably expected to lead to a company superior proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Family Dollar may do either of the following:

•	furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Family Dollar and its subsidiaries to the person who has made such company takeover proposal and its representatives, provided that Family Dollar must concurrently provide to Dollar Tree any non-public information concerning Family Dollar or any of its subsidiaries that is provided to such person or its representatives unless such non-public information has previously been provided to Dollar Tree; and

•	engage or otherwise participate in discussions or negotiations with the person making such company takeover proposal and its representatives regarding such company takeover proposal.

Under the merger agreement, a company superior proposal means a bona fide, unsolicited written company takeover proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Family Dollar, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Family Dollar common stock or more than 50% of the assets of Family Dollar and its subsidiaries, taken as a whole and (ii) that the Family Dollar board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such company takeover proposal, is reasonably likely to be completed on the terms proposed, is not subject to any due diligence investigation or financing condition, and is fully financed with available cash on hand, or is otherwise fully backed by written financing commitments in full force and effect and (taking into account any changes to the merger agreement proposed by Family Dollar in response to such company takeover proposal), is more favorable to the stockholders of Family Dollar from a financial point of view than the transaction contemplated under the merger agreement.

Family Dollar will promptly (and, in any event, within 24 hours) notify Dollar Tree in writing in the event that Family Dollar or any of its representatives receives a company takeover proposal or a request for information relating to Family Dollar or its subsidiaries that is reasonably likely to lead to or that contemplates a company takeover proposal, including the identity of the person making the company takeover proposal and the material terms and conditions thereof (including an unredacted copy of such company takeover proposal or, where such company takeover proposal is not in writing, a description of the terms thereof). Family Dollar will keep Dollar Tree reasonably informed, on a current basis, as to the status of (including material developments, discussions or negotiations) such company takeover proposal (including by promptly, and in no event later than 24 hours after receipt) providing to Dollar Tree copies of any written correspondence, proposals, indications of interest and/or draft agreements relating to such company takeover proposal). Family Dollar agrees that it and its affiliates will not enter into any agreement with any person after July 27, 2014 which prohibits Family Dollar from complying with these obligations.

No Change in Recommendation or Entry into Company Acquisition Agreement

Subject to certain exceptions described below, the Family Dollar board of directors may not:

•	(1) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Dollar Tree, the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement or (2) adopt, approve or recommend to stockholders of Family Dollar, or publicly propose to adopt, approve or recommend to stockholders of Family Dollar, a company takeover proposal (we refer to any action described in (1) or (2) as a company adverse recommendation change); or

•	authorize, cause or permit Family Dollar or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any company takeover proposal (which we refer to as a company acquisition agreement).

Fiduciary Exception

However, at any time before the Family Dollar stockholder approval is obtained, but not after it is obtained, if (i) the Family Dollar board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, and (ii) the Family Dollar board of directors first gives Dollar Tree at least five business days prior written notice and negotiates with Dollar Tree in good faith during such notice period, to the extent that Dollar Tree wishes to negotiate, to enable Dollar Tree to propose revisions to the merger agreement such that it would permit the Family Dollar board of directors not to make such a company adverse recommendation change, the Family Dollar board of directors may make a company adverse recommendation change under clause (1) of that definition solely in response to an intervening event (as defined below).

Under the merger agreement, an intervening event means a material event, fact, circumstance, development or occurrence that is not known to or reasonably foreseeable by the Family Dollar board of directors as of July 27, 2014 and does not relate to a company takeover proposal or Dollar Tree or its subsidiaries, and becomes known to or by the Family Dollar board of directors prior to obtaining the Family Dollar stockholder approval.

Furthermore, at any time before the Family Dollar stockholder approval is obtained, but not after it is obtained, if (i) the Family Dollar board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that a bona fide, unsolicited company takeover proposal that did not result from a knowing or intentional breach of the no solicitation provisions in the merger agreement constitutes a company superior proposal, and the failure to approve or recommend such company superior proposal would be inconsistent with its fiduciary duties under applicable law, the Family Dollar board of directors may cause the company to terminate the merger agreement in order to enter into a definitive agreement relating to such company superior proposal upon, and subject to, paying the $305 million termination fee due to Dollar Tree under the terms of the merger agreement and (ii) the Family Dollar board of directors first gives Dollar Tree at least five business days prior written notice and negotiates with Dollar Tree in good faith during such notice period, to the extent that Dollar Tree wishes to negotiate, to enable Dollar Tree to propose revisions to the merger agreement that would cause such company superior proposal to no longer constitute a company superior proposal and upon the end of such notice period, the Family Dollar board of directors has considered in good faith any revisions to the terms of the merger agreement proposed in writing by Family Dollar and determines after consultation with its financial advisor and outside legal counsel, that the company superior proposal would nevertheless continue to constitute a company superior proposal if the revisions proposed by Dollar Tree were to be given effect and that the failure to approve or recommend such company superior proposal or enter into a definitive agreement relating to such company superior proposal would be inconsistent with the Family Dollar board of directors’ fiduciary duties under applicable law. We refer to this termination right as the fiduciary termination right.

In the event of any change to any of the financial or other material terms of the company superior proposal, Family Dollar must satisfy the notice requirement described above with a new written notice to Dollar Tree and the negotiation requirements described above (except, in each case, that the five business day notice period will instead be the longer of two business days and the period then remaining under the current notice period).

Family Dollar is not prohibited from (i) taking and disclosing to the holders of shares of Family Dollar common stock a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the holders of shares of Family Dollar common stock pursuant to Rule 14d-9(f) under the Exchange Act but Family Dollar and its board of directors may not take, or agree or resolve to take, any action prohibited by the no solicitation provisions in the merger agreement.

Stockholders Meeting

Subject to the fiduciary termination right in the merger agreement, Family Dollar will take all action necessary in accordance with applicable laws and its organizational documents to set a record date for, duly give notice of, convene and, as soon as reasonably practicable after this Form S-4 is declared effective, hold a meeting of its stockholders for the purpose of obtaining the Family Dollar stockholder approval. Except as expressly permitted by the provisions against solicitation in the merger agreement, the Family Dollar board of directors may not make any company adverse recommendation change and must include its recommendation that the holders of Family Dollar common stock vote in favor of the merger in the proxy statement/prospectus and will solicit, and use its reasonable best efforts to obtain, the Family Dollar stockholder approval at the Family Dollar stockholders’ meeting.

Family Dollar may adjourn or postpone the Family Dollar special meeting to the extent required by applicable law, if there are insufficient shares of Family Dollar common stock to constitute a quorum at the special meeting, or with the prior written consent of Dollar Tree (not to be unreasonably withheld, delayed or conditioned). In addition, if at any time following the mailing of the proxy statement/prospectus, either Family Dollar or Dollar Tree reasonably determines in good faith that the Family Dollar stockholders are unlikely to adopt the merger agreement at the special meeting, then on a single occasion prior to the vote having been taken, each of Family Dollar and Dollar Tree will have the right to require a single adjournment or postponement of the special meeting so long as such adjournments or postponements do not in the aggregate delay the special meeting by more than 45 days from the originally scheduled meeting date.

Financing

In connection with signing the merger agreement, Dollar Tree obtained a debt commitment letter pursuant to which JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Bank of America, N.A., Royal Bank of Canada and U.S. Bank National Association have agreed to provide, under certain circumstances and subject to certain conditions, a $1.25 billion senior secured revolving credit facility, a $5.40 billion senior secured term loan credit facility and a $2.80 billion senior unsecured bridge loan facility to finance the merger, the repayment of certain existing indebtedness of Dollar Tree and of Family Dollar, and the payment of certain fees and expenses. For additional information about this debt financing, see “The Merger—Financing of the Merger” on page [    ].

Dollar Tree has agreed in the merger agreement to use its reasonable best efforts to obtain the debt financing on the terms and conditions described in the debt commitment letter. Family Dollar has agreed in the merger agreement to, and to cause its subsidiaries and representatives to, use reasonable best efforts to cooperate with Dollar Tree in connection with the financing for the merger. Family Dollar has also agreed to take certain actions with respect to its existing credit facilities and debt securities in connection with the merger.

Access to Information

Subject to certain exceptions, and upon reasonable prior notice, Family Dollar will afford Dollar Tree reasonable access during normal business hours to all of its and its subsidiaries’ personnel, properties, contracts, books and records as may reasonably be requested. Dollar Tree will also furnish certain information to Family Dollar as may be reasonably requested in order to allow Family Dollar to confirm the accuracy of the representations of Dollar Tree and merger sub set forth in the merger agreement and the satisfactions of the conditions to completion of the merger described below.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated hereby will be paid by the party incurring or required to incur such expenses; provided, however, that Dollar Tree and Family Dollar will each pay one-half of all filing fees required under the HSR Act.

Employee Matters

From the effective time until at least December 31, 2015, Dollar Tree will provide, or will cause the surviving company to provide, to employees of Family Dollar and its subsidiaries who continue to be employed by Dollar Tree or the surviving company or their subsidiaries following the effective time (which we refer to as the continuing employees) compensation opportunities and employee benefits that are substantially comparable in the aggregate to the compensation opportunities and employee benefits paid or provided to similarly situated employees of Dollar Tree and its subsidiaries. For purposes of the foregoing, the compensation opportunities and employee benefits generally provided to the continuing employees as of immediately prior to the effective time will be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Dollar Tree and its subsidiaries.

In addition, Dollar Tree will, or will cause the surviving company to, cause any employee benefit plans in which the continuing employees participate following the effective time to recognize such continuing employees’ service with Family Dollar prior to the effective time for purposes of eligibility, vesting and benefit accrual, subject to customary exceptions. Further, Dollar Tree will use reasonable best efforts to cause any such employee benefit plans that provide medical, dental or vision insurance benefits to waive any preexisting condition limitations or eligibility waiting periods and to credit expenses incurred in the year in which a continuing employee commences participation in the plan for purposes of deductibles and out-of-pocket expense requirements. Unused vacation days accrued by the continuing employees will be carried over to the maximum extent permitted by law or will be paid out to the extent not permitted by law to be carried over.

Indemnification and Insurance

From and after the effective time, the surviving company will, and Dollar Tree will cause the surviving company to, indemnify and hold harmless each present and former director and officer of Family Dollar or any of its subsidiaries (whom we refer to as Family Dollar directors and officers), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, amounts paid in settlement or other liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (which we refer to, when taken together, as indemnified actions), arising out of the fact that such person is or was a director or officer of Family Dollar or any of its subsidiaries.

Dollar Tree will cause the surviving company to agree, and Family Dollar agrees, that all rights to indemnification, exculpation and advancement of expenses in existence as of July 27, 2014 in favor of Family Dollar directors and officers or any current or former employee of Family Dollar or any of its subsidiaries will survive the merger and continue in full force in accordance with their terms. For a period of six years after the effective time, Dollar Tree will cause the surviving company to agree, and the Family Dollar agrees, to maintain in effect the indemnification, exculpation and advancement of expenses provisions of the organizational documents of Family Dollar and its subsidiaries that are now in effect.

The merger agreement requires the surviving company to maintain for a period of six years after the completion of the merger, Family Dollar’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the merger. However, the surviving company is not required to make annual premium payments for such insurance in excess of a specified amount, and if premiums for such insurance would at any time exceed such amount, then the surviving company will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to such specified amount. In lieu of the foregoing, Dollar Tree or Family Dollar, after prior consultation with Dollar Tree, may obtain at or prior to the effective time of the merger a six-year prepaid “tail” policy under Family Dollar’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence for an aggregate price not to exceed a specified amount.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, covenants relating to regulatory filings and approvals (which are described under the section “The Merger—Regulatory Approvals” beginning on page [    ]), the listing of shares of Dollar Tree common stock to be issued in the merger, reporting requirements under Section 16 of the Exchange Act, coordination with respect to litigation relating to the merger, and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

The respective obligations of each of Family Dollar, Dollar Tree and merger sub to complete the merger are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the closing of the merger, of the following conditions:

•	the Family Dollar stockholder approval must have been obtained;

•	no injunction by any court or other tribunal of competent jurisdiction may have been entered and may continue to be in effect and no law may have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the merger;

•	this Form S-4 must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of this Form S-4 may have been issued (and not withdrawn) by the SEC and no proceedings for that purpose may have been initiated or threatened in writing (and not withdrawn) by the SEC;

•	the shares of Dollar Tree common stock to be issued in the merger must have been approved for listing on the Nasdaq, subject to official notice of issuance; and

•	all waiting periods applicable to the merger under the HSR Act must have expired or been terminated.

The obligations of Family Dollar to effect the merger also are subject to the fulfillment or waiver by Family Dollar at or prior to the effective time of certain conditions, including the following:

•	the representations and warranties of Dollar Tree must be true and correct at and as of July 27, 2014 and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period), subject to the materiality standards provided in the merger agreement;

•	Dollar Tree and merger sub must have performed and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by them prior to the effective time; and

•	Dollar Tree must have delivered to Family Dollar a certificate, dated as of the closing date and signed by an executive officer, certifying to the effect that the preceding two conditions have been met.

The obligations of Dollar Tree and merger sub to effect the merger are also subject to the satisfaction or waiver by Dollar Tree at or prior to the effective time of the following additional conditions:

•	the representations and warranties of Family Dollar must be true and correct at and as of July 27, 2014 and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period), subject to the materiality standards provided in the merger agreement;

•	Family Dollar must have performed and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time;

•	since July 27, 2014, there must not have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, had or would reasonably be expected to have a material adverse effect on Family Dollar; and

•	Family Dollar must have delivered to Dollar Tree a certificate, dated as of the closing date and signed by the chief executive officer or another senior officer of Family Dollar, certifying to the effect that the preceding three conditions have been met.

Termination of the Merger Agreement

Termination

The merger agreement may be terminated and abandoned at any time prior to the effective time, whether before or after any approval of the merger by the holders of Family Dollar common stock:

•	by mutual written consent of Family Dollar and Dollar Tree;

•	by either Family Dollar or Dollar Tree if the merger has not been consummated on or prior to April 27, 2015, which we refer to as the end date, provided that if all of the conditions to closing, other than those pertaining to waiting periods under the HSR Act have been satisfied or are capable of being satisfied at such time and/or the marketing period for the debt financing has not expired, the end date will automatically be extended to July 27, 2015, except that the right to terminate the agreement according to this specific provision will not be available to a party if the failure of the closing to occur by such date is due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement;

•	by either Family Dollar or Dollar Tree, if an order by a governmental entity of competent jurisdiction has been issued permanently restraining or otherwise prohibiting the completion of the merger and such order has become final and nonappealable;

•	by either Family Dollar or Dollar Tree, if the Family Dollar stockholders meeting has concluded and the Family Dollar stockholder approval has not been obtained;

•	by either Family Dollar or Dollar Tree if the other party has breached or failed to perform any representations, warranties, covenants or other agreements contained in the merger agreement and such breach or failure (i) if it occurred or was continuing to occur on the closing date would result in the failure of specified conditions to closing and (ii) is not curable or is not cured by the earlier of the end date and the date that is thirty days following written notice from the other party, except that the terminating party may not exercise this termination right if it is in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•

by Dollar Tree, prior to the receipt of the Family Dollar stockholder approval, (i) in the event that Family Dollar has failed to include the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement in the proxy statement/prospectus distributed to the holders of Family Dollar common stock, (ii) at any time following a company adverse recommendation change, (iii) in the event that a tender or exchange offer that constitutes a company takeover proposal has been commenced by a person unaffiliated with Dollar Tree or merger sub and Family Dollar has not published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten business day period after such tender or exchange offer is first published, a statement recommending that holders of Family Dollar common stock reject such tender or exchange offer and affirming the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement, or (iv) if Family Dollar has committed a willful and material breach of any of its material obligations outlined in the provisions of the merger agreement relating to no-solicitation, company transaction proposals and the Family Dollar stockholder meeting; or

•	by Family Dollar, in accordance with the provisions regarding its fiduciary termination right in connection with a company superior proposal.

Termination Fee

Family Dollar will pay Dollar Tree the amount of Dollar Tree’s out-of-pocket expenses incurred in connection with the merger agreement and the merger in an amount not to exceed $90 million if the merger agreement is terminated by either Dollar Tree or Family Dollar because the Family Dollar stockholders’ meeting (as it may be adjourned or postponed) concludes without the Family Dollar stockholder approval being obtained.

Family Dollar will pay Dollar Tree a termination fee of $305 million (less any payment paid in respect of Dollar Tree’s out-of-pocket expenses pursuant to the preceding provision) if the merger agreement is terminated in the following circumstances:

•	in the event the merger agreement is terminated by Family Dollar in accordance with the provisions regarding its fiduciary termination right in connection with a company superior proposal;

•	in the event the merger agreement is terminated by Dollar Tree, prior to the receipt of the Family Dollar stockholder approval, (i) in the event that Family Dollar has failed to include the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement in the proxy statement/prospectus distributed to the holders of Family Dollar common stock, (ii) at any time following a company adverse recommendation change, (iii) in the event that a tender or exchange offer that constitutes a company takeover proposal has been commenced by a person unaffiliated with Dollar Tree or merger sub and Family Dollar has not published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten business day period after such tender or exchange offer is first published, a statement recommending that holders of Family Dollar common stock reject such tender or exchange offer and affirming the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement, or (iv) if Family Dollar has committed a willful and material breach of any of its material obligations outlined in the provisions of the merger agreement relating to no-solicitation, company transaction proposals and the Family Dollar stockholder meeting; or

•	(a) a pre-termination takeover proposal (as defined below) has occurred at any time following July 27, 2014 and prior to the event giving rise to the right to terminate the merger agreement and thereafter the merger agreement is terminated by Dollar Tree or Family Dollar because (1) the merger has not been completed by the end date, (2) the Family Dollar stockholder approval is not obtained or (3) Family Dollar has committed a material breach of the merger agreement which would cause a closing condition not to be satisfied, (b) either (1) both (x) at any time on or prior to the twelve month anniversary of such termination, Family Dollar or any of its subsidiaries enters into a definitive agreement with respect to any transaction included within the definition of company takeover proposal (which we refer to as a company takeover transaction and with references in such definition to “15%” instead being “50%”) whether or not involving the same company takeover proposal as that which was the subject of the pre-termination takeover proposal event and (y) at any time on or prior to the twenty-four month anniversary of the date of the definitive agreement completes a company takeover transaction or (2) at any time on or prior to the twelve month anniversary of such termination, Family Dollar or any of its subsidiaries completes a company takeover transaction.

For the purposes of the merger agreement, a pre-termination takeover proposal event will be deemed to occur if a company takeover proposal has been made known to the Family Dollar board of directors or senior management or has been made directly to the holders of Family Dollar common stock generally or any bona fide acquiror (or representative thereof acting on behalf of a bona fide acquiror) has publicly announced a company takeover proposal with respect to Family Dollar, and in any such case such company takeover proposal must not have been withdrawn prior to the event giving rise to such termination (or in the case of a termination resulting from a failure to obtain the Family Dollar stockholder approval, at least five business days prior to the Family Dollar stockholders’ meeting) (it being understood that a person will be a bona fide acquiror if such person possesses or could reasonably be believed to have access to the resources necessary to consummate such company takeover proposal).

Under no circumstances will the termination fee be payable more than once.

Amendment and Modification

Any provision of the merger agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by Family Dollar, Dollar Tree and merger sub. However, after the receipt of the Family Dollar stockholder approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the holders of Family Dollar common stock, the effectiveness of such amendment or waiver will be subject to such further approval.

Jurisdiction; Specific Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of the merger agreement are not performed or are threatened to not be performed, and that money damages would not be an adequate remedy in such a situation. Accordingly, the parties agree that, in addition to any other remedy available, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties irrevocably waive, and agree not to assert as a defense, counterclaim or otherwise, (i) any claim that such party is not personally subject to the jurisdiction of the above named courts and (ii) any claim that such party or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts, among other things.

Voting and Support Agreements

In connection with entering into the merger agreement, Dollar Tree entered into voting and support agreements dated July 27, 2014, with each of (1) Howard R. Levine, the Chairman and Chief Executive Officer of Family Dollar (in his capacity as a stockholder, directly and indirectly through two trusts over which Mr. Levine exercises sole voting and dispositive power) and (2) Trian Fund Management, L.P. and certain Family Dollar stockholders affiliated therewith including Mr. Garden, which we refer to as the voting and support agreements. The following summary of the voting and support agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the voting and support agreements attached to this proxy statement/prospectus as Annex B and Annex C.

Pursuant to the voting and support agreements, each Family Dollar stockholder party to a voting and support agreement agreed to among other things vote his or its beneficially owned shares of Family Dollar common stock:

•	in favor of the adoption of the merger agreement;

•	in favor of any proposal to adjourn or postpone a meeting of the Family Dollar stockholders in the event there are not sufficient votes to adopt the merger agreement; and

•	against any company takeover proposal and any proposal which would be reasonably likely to prevent, materially impede or materially delay the merger.

As of the record date, the voting and support agreements covered [                ] shares of Family Dollar common stock, or approximately [    ]% of the outstanding shares of Family Dollar common stock.

Each Family Dollar stockholder party to a voting and support agreement also agreed to comply with certain restrictions on the disposition of his or its beneficially owned shares of Family Dollar prior to the earlier of the expiration date of the applicable voting and support agreement and the date that stockholders of Family Dollar adopt the merger agreement.

The voting and support agreements apply to Mr. Levine and Mr. Garden only in their capacity as stockholders of Family Dollar and do not limit their ability to exercise their fiduciary duties as directors of Family Dollar or take any action or any inaction in their capacity as directors of Family Dollar.

The voting and support agreements will terminate upon the earliest to occur of (1) the completion of the merger, (2) the termination of the merger agreement pursuant to and in compliance with its terms and (3) the entry without the prior written consent of the stockholders party thereto into any amendment or modification of the merger agreement, or any written waiver of Family Dollar’s rights under the merger agreement made in connection with a request from Dollar Tree, in each case, which results in a decrease in, or change in the composition of, the merger consideration or an extension of the end date specified in the merger agreement or which is otherwise adverse to any of the stockholders party thereto in any material respect.

Annex C

Financing of the Merger

Dollar Tree anticipates that the funds needed to complete the transactions will be derived from a combination of (i) available cash on hand of Dollar Tree, and (ii) third-party debt financing, which are referred to in this proxy statement/prospectus as the debt financing, which may include some combination of the following: a senior secured revolving credit facility, a senior secured term loan credit facility, a senior unsecured bridge loan facility and/or the issuance of senior unsecured notes or other debt securities.

On July 27, 2014, Dollar Tree obtained a debt commitment letter, which was amended and restated on August 8, 2014, and further amended on September 4, 2014, and which, as amended, is referred to as the debt commitment letter, from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Bank of America, N.A., Royal Bank of Canada and U.S. Bank National Association, which are referred to collectively in this proxy statement/prospectus as the commitment parties, pursuant to which JP Morgan Chase Bank, N.A., Wells Fargo Bank, National Association, Bank of America, N.A., Royal Bank of Canada and U.S. Bank National Association have agreed to provide a $1.25 billion senior secured revolving credit facility, a $5.40 billion senior secured term loan credit facility and a $2.80 billion senior unsecured bridge loan facility (which we refer to collectively as the facilities). The bridge loan facility will only be drawn to the extent Dollar Tree is unable to raise such amounts by issuing senior unsecured notes or other debt securities at or prior to the closing of the merger.

Each commitment party’s commitments with respect to the facilities, and each commitment party’s agreements to perform the services described in the debt commitment letter, will automatically terminate on the earliest of (i) April 28, 2015 (or July 28, 2015 if the end date (as defined in the merger agreement) is extended to July 27, 2015), (ii) the termination of the merger agreement in accordance with its terms, or (iii) as to any facility, the consummation of the merger without the use of such facility.

The definitive documentation governing the debt financing has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this proxy statement/ prospectus. Although the debt financing described in this proxy statement/prospectus is not subject to due diligence or “market out,” such financing may not be considered assured. The obligation of the commitment parties to provide debt financing under the debt commitment letter is subject to a number of conditions. There is a risk that these conditions will not be satisfied and the debt financing may not be available when required. In the event that the facilities are not available to Dollar Tree on the terms set forth in the debt commitment letter or Dollar Tree anticipates that the facilities will not be available on the terms set forth in the debt commitment letter due to the failure of a condition thereto or for any other reason, Dollar Tree has the right under the merger agreement to seek alternative financing. As of the date of this proxy statement/prospectus, no such alternative financing has been arranged. Dollar Tree’s obligation to complete the merger is not conditioned upon the receipt of any financing.

As of August 2, 2014, Dollar Tree had indebtedness with a principal amount equal to approximately $757 million. As of such date, Family Dollar and Dollar Tree had, on a pro forma basis, approximately $8,747 million in principal amount of indebtedness outstanding.

Annex D

Per Share Merger Consideration

Upon completion of the merger, each issued and outstanding share of Family Dollar common stock other than shares owned by Dollar Tree or Family Dollar, or by stockholders that have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, will be converted into the right to receive (i) an amount equal to $59.60 in cash plus (ii) a number of shares of Dollar Tree common stock equal to the exchange ratio, which depends on the average stock price. The average stock price is based on the volume weighted average of the trading prices of Dollar Tree common stock on the Nasdaq on each of the 20 consecutive Nasdaq trading days ending on the trading day that is three trading days prior to the effective time. If the average stock price is greater than $49.08 and less than $59.98 per share, the exchange ratio will be the quotient of $14.90 divided by the average stock price. If the average stock price is greater than or equal to $59.98, the exchange ratio will be 0.2484. If the average stock price is less than or equal to $49.08, the exchange ratio will be 0.3036. Accordingly, the actual number of shares and the value of Dollar Tree common stock delivered to Family Dollar stockholders will depend on the average stock price, and the value of the shares of Dollar Tree common stock delivered for each such share of Family Dollar common stock may be greater than or less than, or equal to, $14.90.

In the event that the outstanding shares of Family Dollar common stock or Dollar Tree common stock are changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares, or a similar event has occurred, then the per share merger consideration will be equitably adjusted, without duplication, to proportionately reflect such change.

The following chart illustrates a range of potential values for the per share merger consideration at varying average stock price values. The market price of Dollar Tree common stock may be more or less than, or equal to, the average stock price on the trading day that is three trading days prior to the date of the effective time or at the effective time. See the section entitled “Risk Factors—The value of the stock portion of the merger consideration is subject to changes based on fluctuations in the value of Dollar Tree common stock, and Family Dollar stockholders may receive stock consideration with a value that is more or less than $14.90 per share of Family Dollar common stock” beginning on page [    ] of this proxy statement/prospectus.

Average Dollar Tree Stock Price*	Exchange Ratio	Implied Value of Shares**	Cash Consideration	Implied Per Share Merger Consideration***
$45.00	0.3036	$13.66	$59.60	$73.26
$47.00	0.3036	$14.27	$59.60	$73.87
$49.00	0.3036	$14.88	$59.60	$74.48
$51.00	0.2922	$14.90	$59.60	$74.50
$53.00	0.2811	$14.90	$59.60	$74.50
$55.00	0.2709	$14.90	$59.60	$74.50
$57.00	0.2614	$14.90	$59.60	$74.50
$59.00	0.2525	$14.90	$59.60	$74.50
$61.00	0.2484	$15.15	$59.60	$74.75
$63.00	0.2484	$15.65	$59.60	$75.25
$65.00	0.2484	$16.15	$59.60	$75.75

*	This table provides, for illustrative purposes, the Family Dollar per share merger consideration at varying average stock price values. The Family Dollar per share merger consideration is calculated by multiplying the average stock price by the applicable exchange ratio and adding the cash consideration. The actual average share price may be less than $45.00 or greater than $65.00.
**	The value of a share of Family Dollar common stock at the closing of the merger is calculated by multiplying the average stock price by the applicable exchange ratio.
***	The amount in this column adds the values in the “implied value of shares” and “cash consideration” columns.

Annex E

Regulatory Approvals

Under the HSR Act, certain transactions, including the merger, may not be completed unless statutory waiting periods have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC, and the Antitrust Division of the Department of Justice, which we refer to as the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification, unless that waiting period is terminated early. If the FTC or DOJ issues a Request for Additional Information and Documentary Material, which we refer to in this proxy statement/prospectus as a “second request”, prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier. Dollar Tree and Family Dollar each filed their respective HSR Act notification forms on August 8, 2014. On September 8, 2014, the FTC, issued a request for additional information under the HSR Act to each of Dollar Tree and Family Dollar. Therefore, the waiting period under the HSR Act is extended to 11:59 pm on the 30th day after substantial compliance with the second request by both Dollar Tree and Family Dollar, unless terminated earlier by the FTC or extended by agreement or court order. Certain state attorneys general are also investigating the merger under applicable antitrust laws. These state attorneys general have also notified Family Dollar that they will be investigating the competitive effects of a Dollar General-Family Dollar combination, as is the FTC.

Dollar Tree and Family Dollar have agreed to use their respective reasonable best efforts to prepare and file all forms, registrations and notices required to be filed to complete the merger, to satisfy any of the conditions to consummating the merger, to obtain any consent, authorization, order or approval of, or any exemption by, any third party, including any governmental entity required in connection with the merger, to defend and seek to prevent the initiation of all actions, suits and other proceedings by or before any governmental entity challenging the merger agreement, and to cause to be lifted or rescinded any order or other action by any governmental authority adversely affecting the ability of the parties to complete the merger. Dollar Tree and Family Dollar will each keep the other apprised of the status of matters relating to the completion of the merger and work together to obtain all required consents and authorizations of all governmental entities, although it is Dollar Tree’s sole right to devise the strategy for filings, notifications, submissions and communications with or to any antitrust regulatory authority.

Pursuant to amendment no. 1, Dollar Tree has agreed, solely to the extent necessary or advisable to receive termination or expiration of the waiting period under the HSR Act so as to permit the closing to occur by the end date, to propose, negotiate, effect and agree to the sale, divestiture, license, holding separate, and other disposition of and restriction on any and all retail stores and any and all assets, properties and rights in or about the retail store premises of Dollar Tree and its subsidiaries, including the surviving company and its subsidiaries, and effective on or after the effective time of the merger.

Annex F

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex G

APPRAISAL RIGHTS OF FAMILY DOLLAR STOCKHOLDERS

General. If you hold one or more shares of Family Dollar common stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of completion of the merger in place of the merger consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such Family Dollar stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex E. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Family Dollar common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the merger agreement, Family Dollar, not less than 20 days prior to the meeting, must notify each stockholder who was a Family Dollar stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex E. A holder of Family Dollar common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex E carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the per share merger consideration.

How to Exercise and Perfect Your Appraisal Rights. Family Dollar stockholders wishing to exercise the rights to seek an appraisal of their shares must do ALL of the following:

•	you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights you must vote against the adoption of the merger agreement or abstain from voting your shares;

•	you must deliver to Family Dollar a written demand for appraisal before the vote on the adoption of the merger agreement at the special meeting;

•	you must continuously hold the shares from the date of making the demand through the effective time; and

•	you or the surviving company (or any other stockholder that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares within 120 days after the effective time. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Family Dollar stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Family Dollar common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of Family Dollar common stock issued and outstanding immediately prior to the effective time may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Family Dollar of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Family Dollar. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Family Dollar common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Family Dollar common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Family Dollar common stock as to which appraisal is sought. Where no number of shares of Family Dollar common stock is expressly mentioned, the demand will be presumed to cover all shares of Family Dollar common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Family Dollar common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of Family Dollar common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Family Dollar Stores, Inc.

P.O. Box 1017

Charlotte, North Carolina 28201-1017

Attention: Office of the Corporate Secretary

Dollar Tree’s Actions After Completion of the Merger. If the merger is consummated, the surviving company will give written notice that the merger has become effective within 10 days after the effective time to each stockholder that did not vote in favor of the merger agreement and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time, any stockholder that did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw such demand and to accept the merger consideration in accordance with the merger agreement for his, her or its shares of Family Dollar common stock. Within 120 days after the effective time, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of Family Dollar common stock held by all such stockholders. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Family Dollar has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement within the later of 10 days of receipt by the surviving company of the request therefor or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph.

If a petition for appraisal is duly filed by any record holder of Family Dollar common stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving company, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Family Dollar common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Family Dollar common stock at the effective time held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under

Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. We do not anticipate offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Family Dollar common stock is less than the per share merger consideration.

If no party files a petition for appraisal within 120 days after the effective time, then all stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote the Family Dollar shares subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Family Dollar shares as of a record date prior to the effective time.

Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal to the surviving company, except that any attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving company. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the merger consideration, without interest thereon, less any withholding taxes.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Family Dollar stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.